Form 10-K, Exhibit 13
period 1995-12-31
HOMASOTE CO
filed 1996-04-09
CIK 48165

LETTER TO SHAREHOLDERS AND EMPLOYEES

    The beginning of 1995 showed active sales conditions that were substantially ahead of 1994, which were partially the result of the trade shows that we had attended and exhibited.
    Our net income followed this trend during these early months of 1995. The primary factor in a leveling off of later months during this year was essentially due to the increased cost of our raw materials, including wastepaper. These costs spiraled such that not only were they reflected in our net income, but also hampered our ability, at certain times, to obtain sufficient wastepaper due to exportation and a greater volume demanded by new facilities coming on stream and general business conditions.
    The reversal of our net income began occurring in April and net income values were erratic throughout the balance of the year. With all of these prevailing conditions, the Company fared reasonably well.
    As is Homasote's policy, our Company is constantly researching new methods seeking to reduce costs and increase productivity. A major change was resolved when our studies indicated that it behooves our Company to change its method of processing our product.
    After a long period of intense searching and with the recommendation of machine manufacturers, we placed an order in November for a new dryer which uses a different and less expensive energy source than currently being used.
    Concurrent with all this, we received approvals from the EPA and DEP. We are told that the new dryer will be shipped and put in the appropriate layout eighteen months from the time we placed the order. Some complexities arise that involve a number of ancillary pieces of equipment. However, all of these are readily surmountable. This new dryer will be positioned in our factory where some of our current dryers are which means a substantial amount of existing equipment will have to be removed and sections of our existing equipment will be required to be integrated into the layout of the new dryer.
    It is a monumental task, and we will be required to complete its installation and shakedown period without affecting our productivity.
    Net earnings for the year after providing $525,810 for income taxes were $786,100 equal to $2.05 per share. Dividends were paid at a rate of $.58 per share.
    Sales for 1995 were $25,536,461, a decrease from $25,698,178 in 1994.
    Homasote Company purchased an additional 13,505 shares (net of shares sold) of Homasote common stock for our Treasury. Net working capital was $6,503,700, a decrease of $599,168 from last year.
    Retired: Ms. Irene T. Graham, Ms. Lois H. Miller, Mr. P. Daniel Petrino, Mr. Robert H. Tettemer, and Mr. Allen V. Vandegrift III.

         Irving Flicker                     Shanley E. Flicker
         Chairman of the Board              Vice Chairman
         and Chief Executive Officer        of the Board


Homasote Comapany and Subsidiary
Consolidated Five Year Highlights

                                                1995
                                            ----------
Net sales                                     $   25,536,461
Depreciation                             $      532,895
Earnings before cumulative effect
 of changes in accounting principles     $      786,100
Cumulative effect of changes in
 accounting principles                            -
Net earnings (loss)                            $     786,100
Weighted average number of common
 shares outstanding                                  383,756
Earnings per share, before cumulative effect
 of changes in accounting principles      $        2.05
Per share, cumulative effect of changes in
 accounting principles                              -
Earnings (loss) per share                 $        2.05
Dividends-cash                                 $     221,087
Dividends per share                            $        . 58
Working capital                           $   6,503,700
Working capital ratio                             4.4-1
Capital expenditures                      $     886,221
Total assets                              $  15,302,966
Long-term debt                                 $       -
Stockholders' equity                      $   8,424,834
Common shares outstanding                       377,451
Book value common stock                   $       22.32

Homasote Comapany and Subsidiary
Consolidated Five Year Highlights
                                                1994
                                            ----------
Net sales                                      $  25,698,178
Depreciation                              $     479,977
Earnings before cumulative effect
 of changes in accounting principles      $   1,227,226
Cumulative effect of changes in
 accounting principles                             -
Net earnings (loss)                            $   1,227,226
Weighted average number of common
 shares outstanding                            $     400,403
Earnings per share, before cumulative effect
 of changes in accounting principles      $        3.06
Per share, cumulative effect of changes in
 accounting principles                              -
Earnings (loss) per share                 $        3.06
Dividends-cash                                 $     199,457
Dividends per share                            $         .50
Working capital                           $   7,102,868
Working capital ratio                             4.7-1
Capital expenditures                      $     189,993
Total assets                              $  15,501,034
Long-term debt                                 $     775,000
Stockholders' equity                      $   8,099,981
Common shares outstanding                       390,956
Book value common stock                   $       20.72

Homasote Comapany and Subsidiary
Consolidated Five Year Highlights
                                                1993
                                            ----------
Net sales                                      $  23,850,504
Depreciation                              $     474,863
Earnings before cumulative effect
 of changes in accounting principles      $     475,702
Cumulative effect of changes in
 accounting principles                    $   2,299,730
Net earnings (loss)                            $  (1,824,028)
Weighted average number of common
 shares outstanding                                  426,248
Earnings per share, before cumulative effect
 of changes in accounting principles      $        1.12
Per share, cumulative effect of changes in
 accounting principles                    $       (5.40)
Earnings (loss) per share                 $       (4.28)
Dividends-cash                                 $     211,610
Dividends per share                            $         .50
Working capital                           $   6,254,861
Working capital ratio                             6.6-1
Capital expenditures                      $     250,049
Total assets                              $  14,253,593
Long-term debt                                 $     932,158
Stockholders' equity                      $   7,389,904
Common shares outstanding                       411,874
Book value common stock                   $       17.94

Homasote Comapany and Subsidiary
Consolidated Five Year Highlights
                                                1992
                                            ----------
Net sales                                      $  23,482,259
Depreciation                              $     520,917
Earnings before cumulative effect
 of changes in accounting principles      $     340,749
Cumulative effect of changes in
 accounting principles                             -
Net earnings (loss)                            $     340,749
Weighted average number of common
 shares outstanding                                  443,668
Earnings per share, before cumulative effect
 of changes in accounting principles      $        0.77
Per share, cumulative effect of changes in
 accounting principles                              -
Earnings (loss) per share                 $        0.77
Dividends-cash                                 $      21,949
Dividends per share                            $        0.05
Working capital                           $   6,159,325
Working capital ratio                             5.3-1
Capital expenditures                      $     506,273
Total assets                              $  14,605,649
Long-term debt                                 $   1,123,591
Stockholders' equity                      $   9,832,332
Common shares outstanding                       438,810
Book value common stock                   $       22.41

Homasote Comapany and Subsidiary
Consolidated Five Year Highlights
                                                1991
                                            ----------
Net sales                                      $  23,492,934
Depreciation                              $     682,185
Earnings before cumulative effect
 of changes in accounting principles      $       7,157
Cumulative effect of changes in
 accounting principles                             -
Net earnings (loss)                            $       7,157
Weighted average number of common
 shares outstanding                                  484,502
Earnings per share, before cumulative effect
 of changes in accounting principles      $        0.01
Per share, cumulative effect of changes in
 accounting principles                              -
Earnings (loss) per share                 $        0.01
Dividends-cash                                 $      49,010
Dividends per share                            $        0.10
Working capital                           $   5,227,041
Working capital ratio                             4.3-1
Capital expenditures                      $     102,826
Total assets                              $  14,179,159
Long-term debt                                 $     587,617
Stockholders' equity                      $   9,630,020
Common shares outstanding                       446,791
Book value common stock                   $       21.55

TWO YEAR DIVIDEND COMPARISON
CASH DIVIDENDS

Quarterly cash dividends for the last two years were as follows:

Quarter       1995      1994
              ----      ----
First      $  0.10   $  0.10
Second        0.12      0.10
Third         0.12      0.10
Fourth        0.24      0.20
              ----      ----
           $  0.58   $  0.50

TWO YEAR STOCK PRICE COMPARISON
STOCK PRICES

Stock prices for the last two years were as follows:

Quarter            1995                1994
              High      Low       High      Low
              -----     -----     -----     -----
First       $ 16.25   $ 14.00   $ 16.00   $ 14.00
Second      $ 20.25   $ 16.25   $ 15.25   $ 14.50
Third       $ 21.38   $ 19.50   $ 16.00   $ 14.75
Fourth      $ 22.00   $ 19.00   $ 15.75   $ 14.88

Number of Stockholders at December 31, 1995 and 1994 is 304 and
323, respectively.

PROFILE

Homasote Company manufacturers building and industrial products used in various construction and manufacturing industries.

Homasote International Sales Co., Inc. is an export company.


Results of Operations
    Consolidated Statements of Operations and Retained Earnings

                                       Years ended December 31


                                1995         1994         1993
                                   ---------   ----------   ----------

NET SALES                   $ 25,536,461 $ 25,698,178 $ 23,850,504
COST OF SALES                 18,870,545   18,392,008   17,914,018
                              ----------   ----------   ----------
GROSS PROFIT                   6,665,916    7,306,170    5,936,486
SG&A EXPENSES                  5,465,568    5,333,043    5,106,222
                              ---------   ----------   ----------
OPERATING INCOME               1,200,348    1,973,127      830,264
OTHER INCOME(EXPENSE)
GAIN ON SALE OF ASSETS             4,300        3,575       17,462
INTEREST INCOME                  115,969       87,648       34,958
INTEREST EXPENSE (NOTE 4)        (85,472)     (76,610)     (79,088)
OTHER INCOME                     76,765        2,738          796
                             ----------   ----------   ----------
                                 111,562       17,351      (25,872)
                             ----------   ----------   ----------
EARNINGS BEFORE INCOME TAXES
 AND CUMULATIVE EFFECT OF
  CHANGES IN ACCOUNTING
   PRINCIPLES                 1,311,910    1,990,478      804,392
INCOME TAX EXPENSE (NOTE 5)      525,810      763,252      328,690
                             ----------   ----------   ----------
EARNINGS BEFORE CUMULATIVE
 EFFECT OF CHANGES IN
  ACCOUNTING PRINCIPLES          786,100    1,227,226      475,702
CUMULATIVE EFFECT OF CHANGES
 IN ACCOUNTING PRINCIPLES
  (NOTES 5 AND 6)                  -            -      (2,299,730)
                             ----------   ----------    ----------
NET EARNINGS (LOSS)                  786,100    1,227,226   (1,824,028)

RETAINED EARNINGS AT BEGINNING
 OF YEAR LESS CASH DIVIDENDS
 PAID ($.58 PER SHARE IN 1995
 AND $.50 PER SHARE IN 1994
 AND 1993)                    13,842,541   12,814,772   14,850,410
LESS: CASH
 DIVIDENDS PAID                 (221,087)    (199,457)    (211,610)
                             ----------   ----------   ----------
RETAINED EARNINGS
 AT END OF YEAR             $ 14,407,554 $ 13,842,541 $ 12,814,772
                             ==========   ==========   ==========
EARNINGS PER COMMON SHARE,
 BEFORE CUMULATIVE EFFECT OF
  CHANGES IN ACCOUNTING
   PRINCIPLES                      2.05         3.06         1.12
LOSS PER COMMON SHARE,
 CUMULATIVE EFFECT OF CHANGES
  IN ACCOUNTING PRINCIPLES           -             -         (5.40)
                             ----------   ----------   ----------
EARNINGS (LOSS) PER
 COMMON SHARE              $       2.05  $      3.06  $     (4.28)
                             ==========   ==========   ==========
COMMON SHARES OUTSTANDING
 (WEIGHTED AVERAGE)              383,756      400,403      426,248
                             ==========   ==========   ==========

SEE ACCOMPANYING NOTE TO CONSOLIDATED STATEMENTS.

                        CONSOLIDATED BALANCE SHEETS

ASSETS
                             December 31,        December 31,
                                 1995               1994
                            ------------         -----------

CURRENT ASSETS

CASH AND CASH EQUIVALENTS    $  2,329,027       $   3,385,630
ACCOUNTS RECEIVABLE (NET
 OF ALLOWANCE FOR DOUBTFUL
 ACCOUNTS OF $45,733 AND
 $62,444 IN 1995 AND 1994,
 RESPECTIVELY)                 1,649,357           1,658,266
INVENTORIES (NOTE 2)           3,757,432           3,637,167
PREPAID INCOME TAXES              294,291                -
DEFERRED INCOME
 TAXES (NOTE 5)                   99,623             127,352
PREPAID EXPENSES AND
 OTHER  CURRENT ASSETS            295,917             237,136
                            ------------         -----------
TOTAL CURRENT ASSETS         $  8,425,647       $   9,045,551
                            ------------         -----------PROPERTY, PLANT AND
 EQUIPMENT, AT COST
 (NOTES 3 AND 4)               30,215,369          29,406,435
LESS ACCUMULATED
 DEPRECIATION                  24,520,285          24,064,677
                            ------------         -----------
NET PROPERTY PLANT AND
 EQUIPMENT AT COST
 (NOTES 3 AND 4)               5,695,084           5,341,758
DEFERRED INCOME
 TAXES (NOTE 5)                  103,440              99,171
OTHER ASSETS (NOTE 6)           1,078,795           1,014,554
                            ------------         -----------
                             $ 15,302,966       $  15,501,034
                            ============         ===========

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        CONSOLIDATED BALANCE SHEETS

LIABILITIES AND STOCKHOLDERS' EQUITY

                             December 31,        December 31,
                                 1995               1994
                            ------------         -----------

CURRENT LIABILITIES

CURRENT INSTALLMENTS OF
 LONG-TERM DEBT (NOTE 4      $    775,000       $     153,591
ACCOUNTS PAYABLE                  727,306             644,995
ACCRUED INCOME TAXES                 -                588,75
ACCRUED EXPENSES (NOTE 7)         419,641             555,346
                            ------------         -----------
TOTAL CURRENT LIABILITIES    $  1,921,947       $   1,942,683
LONG-TERM DEBT, EXCLUDING
 CURRENT INSTALLMENTS (NOTE 4)       -                775,000
OTHER LIABILITIES               4,956,185           4,683,370
                            ------------         -----------
TOTAL LIABILITIES (NOTE 6)      6,878,132           7,401,053

STOCKHOLDERS' EQUITY

COMMON STOCK, PAR VALUE $.20
 PER SHARE.
 AUTHORIZED 1,500,000
 SHARES; ISSUED 863,995 SHARES    172,799             172,799
ADDITIONAL PAID IN CAPITAL        898,036             898,036
RETAINED EARNINGS              14,407,554          13,842,541
                            ------------         -----------
                               15,478,389          14,913,376
LESS COST OF COMMON SHARES
 TREASURY-486,544 SHARES
 IN 1995 AND 473,039 SHARES
 IN 1994 (NOTE 8)              7,053,555           6,813,395
                            ------------         -----------
TOTAL STOCKHOLDERS' EQUITY      8,424,834           8,099,981
                            ------------         -----------
TOTAL                        $ 15,302,966       $  15,501,034
                            ============         ===========

COMMITMENTS (NOTE 11)

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  YEARS ENDED DECEMBER 31

                                1995        1994    1993
                            -----------  ---------- -----------

CASH FLOWS FROM OPERATING
 ACTIVITIES:
NET EARNINGS (LOSS)          $   786,100  $ 1,227,226  $(1,824,028)
ADJUSTMENTS TO RECONCILE
 NET EARNINGS (LOSS) TO NET
 CASH PROVIDED BY OPERATING
 ACTIVITIES:
DEPRECIATION AND AMORTIZATION    532,895       479,977     474,863
GAIN ON DISPOSITION OF FIXED
 ASSETS                           (4,300)      (3,575)     (14,242)

CUMULATIVE EFFECT OF CHANGES
 IN ACCOUNTING PRINCIPLES          -            -       2,299,730
DEFERRED INCOME TAXES            23,460     (202,145)     (24,378)
CHANGES IN ASSETS AND
 LIABILITIES:

DECREASE (INCREASE) IN
 ACCOUNTS RECEIVABLE, NET          8,909     (145,389)     285,250
(INCREASE) DECREASE IN
 INVENTORIES                    (120,265)    (170,528)     237,354
INCREASE IN PREPAID
  INCOME TAXES                  (294,291)        -         (24,067)
INCREASE IN OTHER ASSETS         (64,241)     (98,438)    (115,089)
(INCREASE) DECREASE IN PREPAID
 EXPENSES AND OTHER CURRENT
  ASSETS                        (58,781)       5,635       38,144
INCREASE IN ACCOUNTS PAYABLE      82,311       95,021      154,973
(DECREASE) INCREASE IN ACCRUED
 EXPENSES                           (135,705)     216,460      (24,766)
(DECREASE) INCREASE IN ACCRUED
 INCOME TAXES                  (588,751)     555,367       33,384
INCREASE IN OTHER LIABILITIES    272,815      262,807      315,218
                             ----------   ----------   ----------
NET CASH PROVIDED BY
 OPERATING ACTIVITIES            440,156    2,222,418    1,812,346
                             ----------   ----------   ----------

CASH FLOWS FROM INVESTING
 ACTIVITIES:

PROCEEDS FROM SALE OF
 EQUIPMENT                         4,300        3,575       15,250
ADDITIONS TO PLANT AND
 EQUIPMENT                      (886,221)    (189,993)    (250,049)
                             ----------   ----------   ----------
NET CASH USED IN INVESTING
 ACTIVITIES                     (881,921)    (186,418)    (234,799)
                             ----------   ----------   ----------
CASH FLOWS FROM FINANCING
 ACTIVITIES:

REPAYMENT OF SHORT-TERM DEBT      (3,591)        -            -
REPAYMENTS OF LONG-TERM DEBT    (150,000)    (195,000)    (664,026)
CASH DIVIDENDS PAID             (221,087)    (199,457)    (211,610)
PROCEEDS FROM SALE OF
 TREASURY STOCK                    3,925        7,425        1,425
PURCHASE OF TREASURY
 STOCK                          (244,085)    (325,117)   (408,215)
                             ----------   ----------   ----------NET CASH USED IN
 FINANCING ACTIVITIES:          (614,838)    (712,149)  (1,282,426)
                             ----------   ----------   ----------NET (DECREASE)
INCREASE IN
 CASH AND CASH EQUIVALENTS    (1,056,603)   1,323,851      295,121
CASH AND CASH EQUIVALENTS
 AT BEGINNING OF YEAR          3,385,630    2,061,779    1,766,658
                             ----------   ----------   ----------
CASH AND CASH EQUIVALENTS
 AT END OF YEAR              $ 2,329,027  $ 3,385,630  $ 2,061,779
                             ==========   ==========   ==========
SUPPLEMENTAL DISCLOSURES OF
 CASH FLOW INFORMATION:

 CASH PAID DURING THE YEARS FOR:

  INTEREST                   $    78,855  $    76,610  $    79,000
                             ----------   ----------   ----------
  INCOME TAXES               $ 1,385,330  $   426,152  $   352,000
                             ----------   ----------   ----------

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
    DESCRIPTION OF BUSINESS: Homasote Company is in the business of manufacturing insulated wood fibre board and polyisocyanurate foam products, and operates in only one industry segment, the manufacture and sale of rigid polyisocyanurate and structural insulating building materials and packaging products for industrial customers. Sales were distributed for 1995 and 1994 as follows: building material wholesalers and contractors - 77% and industrial manufacturers - 23%. The Company's primary basic raw material, wastepaper, is generally readily available from two suppliers with which the Company has purchase contracts that expire in 2009. (See note 11)

    PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Homasote International Sales Co., Inc. All significant intercompany balances and transactions have been eliminated in consolidation.

    CASH AND CASH EQUIVALENTS: The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

    INVENTORY VALUATION COST: Inventories are valued at the lower of weighted average actual cost, which approximates first-in, first-out (FIFO), or market.

    DEPRECIATION: Depreciation of plant and equipment is computed using the straight-line and various accelerated methods at rates adequate to depreciate the cost of applicable assets over their expected useful lives. Maintenance and repairs are charged to operations as incurred and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the accumulated depreciation thereon are removed from the accounts with any gain or loss realized upon sale or disposal charged or credited to operations.

    REVENUE RECOGNITION: Revenue from product sales is recognized when the related goods are shipped and all significant obligations of the Company have been satisfied.

    EARNINGS PER SHARE: Earnings per share are computed based on the weighted average number of shares outstanding during the year.

    BUSINESS AND CREDIT CONCENTRATIONS: Sales of the Company's products are dependent upon the economic condition of the housing and manufacturing industries. Changes in these industries may significantly affect management's estimates and the Company's performance. The majority of the Company's customers are located in the northeastern United States and Canada, with the remainder spread throughout the United States. No single customer accounted for more than five percent of the Company's sales. The Company estimates an allowance for doubtful accounts based upon the actual payment history of each individual customer. Consequently, an adverse change in the financial condition or the local economy of a particular customer could affect the Company's estimate of its bad debts.

    EMPLOYEE BENEFIT PLANS: The Company has a noncontributory pension plan covering substantially all employees who meet age and service requirements. Additionally, the Company provides certain health care and life insurance benefits to retired employees. In 1993, the Company adopted Statement of Financial Accounting Standards No. 106 (FAS 106), "Employers' Accounting for Postretirement Benefits Other than Pensions" and has reported the cumulative effect of that change in the method of accounting for postretirement benefits other than pensions in the 1993 statement of operations.

    INCOME TAXES:  Effective January 1, 1993, the Company adopted
Statement of Financial Accounting Standards No. 109, (FAS 109)
"Accounting for Income Taxes" and has reported the cumulative effect of that change in the method of accounting for income taxes in the 1993 statement of operations. Accordingly, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. Under FAS
109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Pursuant to the deferred method under APB
Opinion 11, which was applied prior to 1993, deferred income taxes are recognized for income and expense items that are reported in different years for financial reporting purposes and income tax purposes using the tax rates applicable for the year of the calculation. Under the deferred method, deferred taxes are not adjusted for subsequent changes in the tax rates.

    RECLASSIFICATIONS: Certain amounts contained in the 1993 consolidated financial statements have been reclassified to conform to the 1994 and 1995 presentations.

    USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2-INVENTORIES

    The following are the major classes of inventories as of December 31, 1995 and 1994:

                               1995           1994
                             ---------      ---------
         Finished goods    $ 2,800,550    $ 2,834,659
         Work in process        14,051         38,740
         Raw materials         942,831        763,768
                             ---------      ---------
                           $ 3,757,432    $ 3,637,167
                             =========      =========
Inventories include the cost of materials, direct labor and
manufacturing overhead.

NOTE 3-PROPERTY, PLANT AND EQUIPMENT

                                    December 31, 1995
                         --------------------------------------
                                      Accumulated     Carrying
                            Cost      Depreciation     Amount
                         ----------    ----------     ---------
Land                        $     93,543  $       -      $    93,543
Buildings and additions   8,934,264     4,616,430     4,317,834
Machinery and equipment  19,805,566    18,773,320     1,032,246
Office equipment            981,175       807,186       173,989
Automotive equipment        400,821       323,349        77,472
                         ----------    ----------     ---------
                       $ 30,215,369  $ 24,520,285   $ 5,695,084
                         ==========    ==========     =========

                                    December 31, 1994
                         --------------------------------------
                                      Accumulated     Carrying
                            Cost      Depreciation     Amount
                         ----------    ----------     ---------
Land                        $     93,543  $       -      $    93,543
Buildings and additions   8,934,264     4,409,366     4,524,898
Machinery and equipment  19,153,361    18,527,015       626,346
Office equipment            808,218       767,823        40,395
Automotive equipment        417,049       360,473        56,576
                         ----------    ----------     ---------
                       $ 29,406,435  $ 24,064,677   $ 5,341,758
                         ==========    ==========     =========

Estimated useful lives and depreciation methods are as follows:

                             Estimated          Predominate
                            useful lives       methods in use
                            ------------       --------------
Buildings and additions      10-50 years      Straight-line
Machinery and equipment       5-20 years  Sum-of-the years digits
Office equipment                10 years  Sum-of-the years digits
Automotive equipment           3-5 years      Declining balance

NOTE 4-DEBT

    The Company had an agreement with the New Jersey Economic Development Authority covering indebtedness in the original amount of $300,000. The loan was collateralized by machinery and equipment used in production. Interest on this loan was at a rate of 6% per annum and repayable in equal monthly installments of principal and interest of $3,602. The final installment was paid on February 15, 1995.

    On February 11, 1992, the Company refinanced $1,000,000 of existing debt and borrowed an additional $700,000 bearing interest at the bank's index rate plus .25% (8.75% at December 31, 1995). Repayment terms were $500,000 due on February 11, 1993 with the balance due in monthly installments of $12,500 beginning in March 1993 through February 1996, at which time the balance of the loan was due. The final payment of $762,500 under this loan arrangement was paid on February 12, 1996.

    On February 20, 1996, the Company entered into a $2.0 million unsecured line of credit agreement with a bank.  The note is payable on demand and bears interest at the bank's index rate less
 .25%

NOTE 5-INCOME TAXES

    As discussed in note 1, the Company adopted Statement of Financial Accounting Standards No. 109 (FAS 109) as of January 1, 1993. The cumulative effect of this change in accounting for income taxes of $168,565 or $.40 per share, determined as of January 1, 1993, is reported in the consolidated statement of operation for the year ended December 31, 1993. Prior years' financial statements have not been restated to apply the provisions of FAS 109.

Income tax expense is computed based on the applicable statutory rates and is comprised of the following:

                                 1995         1994        1993
                                -------     -------     -------
Currently payable:

    Federal                   $ 387,601   $ 813,665   $ 284,167
    State                       114,749     151,732      68,901
                                -------     -------     -------

                                502,350     965,397     353,068
                                -------     -------     -------
Deferred:
    Federal                      19,941    (171,822)    (20,721)
    State                         3,519     (30,323)     (3,657)
                                -------     -------     -------
                                 23,460    (202,145)    (24,378)
                                -------     -------     -------
Total provision               $ 525,810   $ 763,252   $ 328,690
                                =======     =======     =======

The actual income tax expense differs from the amounts computed by applying the U.S. Federal income tax rate of 34% to earnings before income taxes as a result of the following:

                                 1995         1994        1993
                                -------     -------     -------
Computed "expected" tax
 expense                      $ 446,049   $ 676,763   $ 273,515
State income taxes (net of
 Federal income tax benefit)      78,057      80,130      43,061
Other                             1,704       6,359      12,114
                                -------     -------     -------
                              $ 525,810   $ 763,252   $ 328,690
                                =======     =======     =======

The tax effect of temporary differences that gives rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1995 and 1994 are presented below:

                                              1995        1994
                                            -------     -------
Deferred tax assets:
    Accounts receivable, due to allowance
     for doubtful accounts               $   18,293  $   12,978
    Inventories, principally due to
     reserves for obsolescence              161,672     217,671
    Other liabilities, principally due to
     supplemental pension and post-
     retirement costs                     1,981,244   1,870,448
    Nondeductible accrued expense            10,058      17,834
                                          ---------   ---------
      Total gross deferred tax assets     2,171,267   2,118,931
    Less valuation allowance             (1,032,940) (1,032,940)
                                          ---------   ---------
      Net deferred tax assets             1,138,327   1,085,991
                                          ---------   ---------

Deferred tax liability:
    Fixed assets, due to accelerated
     depreciation                           475,686     422,580
    Other assets, due to pension costs      431,518     404,151
    Accumulated DISC income                  28,060      32,737
                                          ---------   ---------
      Total gross deferred tax
      liabilities                           935,264     859,468
                                          ---------   ---------
      Net deferred tax asset             $  203,063  $  226,523
                                          =========   =========
There was no change in the valuation allowance for the years ended
December 31, 1995 and 1994.

NOTE 6-EMPLOYEE BENEFIT PLANS

    The Company has a noncontributory defined benefit retirement plan (the Pension Plan) covering all eligible employees. Benefits under the Pension Plan are calculated at a rate of $14,.0 per year of service, as defined. Effective January 1, 1996, the Company raised the benefit rate to $14.75 per year of service, as defined. Additionally, a supplemental noncontributory plan (the Supplemental
Plan) covering certain key employees of the Company provides benefits based upon the employee's compensation, as defined, during the highest five of the last ten consecutive years preceding retirement.

    Actuarial assumptions for both the Pension and Supplemental Plan include 7.25% (8% and 7% in 1994 and 1993, respectively) for the assumed discount rate used to determine the present value of future benefits, 8% for expense (7% and 8.5% in 1994 and 1993, respectively) and 8.5% for expected long-term rate of return on plan assets. The assumed rate of average future increases in pension benefit compensation for the Supplemental Plan was 5.5% for disclosure and 5% for expense (5% in 1994 and 1993, respectively).

    Employer costs for the Pension and Supplemental Plans amounted to $289,870, $268,841 and $249,042 in 1995, 1994 and 1993,
respectively.  Net periodic pension cost in 1995, 1994 and 1993 was composed of the following:
                                                1995
                                       Pension        Supplemental
     Net periodic pension cost           Plan             Plan
     -------------------------      -----------       ------------
Service cost-benefits earned
 during the period                  $   79,782        $   35,561
Interest cost on projected
 benefit obligation                         333,473           207,047
Actual return on plan assets        (1,828,743)             -
Net amortization and deferral             1,347,071           115,679
                                     ---------         ---------
                                    $  (68,417)       $  358,287
                                     =========         =========

                                                1994
                                       Pension        Supplemental
     Net periodic pension cost           Plan             Plan
     -------------------------      -----------       ------------
Service cost-benefits earned
 during the period                  $   91,425        $   49,679
Interest cost on projected
 benefit obligation                         319,045          184,106
Actual return on plan assets           (42,406)             -
Net amortization and deferral              (466,502)          133,494
                                     ---------         ---------
                                    $  (98,438)       $  367,279
                                     =========         =========

                                                1993
                                       Pension        Supplemental
     Net periodic pension cost           Plan             Plan
     -------------------------      -----------       ------------
Service cost-benefits earned
 during the period                  $   85,314        $   42,224
Interest cost on projected
 benefit obligation                         315,782           199,444
Actual return on plan assets          (500,616)             -
Net amortization and deferral               (15,569)          122,463
                                     ---------         ---------
                                    $ (115,089)       $  364,131
                                     =========         ========

    The Company's funding policy for the Pension Plan is to contribute amounts sufficient to meet minimum funding requirements set forth in U.S. employee benefit and tax laws. The Company's policy for funding the Supplemental Plan is to contribute benefits in amounts as determined at the discretion of management. As of December 31, 1995 and 1994, the Supplemental Plan was unfunded. A schedule reconciling the projected benefit obligation of the Company's two pension plans with recorded pension asset (liability) is as follows:

                                                1995
                                       Pension        Supplemental
   Reconciliation of funded status        Plan            Plan
   -------------------------------        -----------      ------------
Actuarial present value of benefit
 obligations as of December 31:
    Vested benefit obligation      $(4,702,437)      $(2,208,732)
    Accumulated benefit obligation  (4,753,577)       (2,370,949)
                                     =========         =========
Projected benefit obligation for
 service rendered to date           (4,753,577)       (2,987,929)
Plan assets at fair market value
 as of December 31                   7,146,162              -
                                     ---------         ---------
Assets in excess of (less than) pro-
 jected benefit as of December 31    2,392,585        (2,987,929)
Unamortized net transition (asset)
 obligation as of December 31              (171,611)          820,669
Unrecognized prior service cost
 as of December 31                     130,887              -
Unrecognized net gain from past
 experience different from that
 assumed as of December 31          (1,273,066)         (294,060)
Adjustment to recognize minimum
 liability                                -                 -
                                     ---------         ---------
(Accrued)/prepaid pension cost as
 of December 31                    $ 1,078,795       $(2,461,320)
                                     =========         =========

                                                1994
                                       Pension        Supplemental
   Reconciliation of funded status        Plan            Plan
   -------------------------------        -----------      ------------
Actuarial present value of benefit
 obligations as of December 31:
    Vested benefit obligation      $(4,311,724)      $(2,070,855)
    Accumulated benefit obligation  (4,346,940)       (2,181,711)
                                     =========         =========
Projected benefit obligation for
 service rendered to date           (4,346,940)       (2,679,892)
Plan assets at fair market value
 as of December 31                   5,653,922              -
                                     ---------         ---------
Assets in excess of (less than) pro-
 jected benefits as of December 31        1,306,982        (2,679,892)
Unamortized net transition (asset)
 obligation as of December 31              (199,289)          957,447
Unrecognized prior service cost
 as of December 31                     116,678              -
Unrecognized net gain from past
 experience different from that
 assumed as of December 31            (213,993)         (455,090)
Adjustment to recognize minimum
 liability                                -               (4,176)
                                     ---------         ---------
(Accrued)/prepaid pension cost as
 of December 31                    $ 1,010,378       $(2,181,711)
                                     =========         =========

    At December 31, 1989, an additional minimum liability and concomitant intangible asset were recognized in the consolidated balance sheets at an amount equal to the excess of the unfunded accumulated benefit obligation of the supplemental pension plan over the unfunded accrued pension cost of the supplemental pension plan. The liability and asset, amounting to $4,176 at December 31, 1994 (none at December 31, 1995), are included in the other liabilities and other assets, respectively, in the accompanying consolidated balance sheets.

    The Company has a voluntary savings plan for which all employees are eligible. The Plan provides for the Company to contribute a minimum of $.25 for every dollar contributed by employees, up to 4% of their salaries. Company contributions charged to operations under this plan in 1995, 1994 and 1993 amounted to approximately $29,000, $20,000 and $28,000, respectively.

    The Company provides certain health care and life insurance benefits for retired employees. Only Company employees retired on or before May 1, 1992 are eligible for the health care benefit. During the first quarter of 1993, the Company adopted Statement of Accounting Standards No. 106 (FAS 106), "Employers' Accounting for Post-retirement Benefits Other than Pensions". FAS 106 requires an employer to recognize the cost of retiree health and life insurance benefits over the employees' period of service. Prior to 1993, expense was recognized on a "pay as you go" basis. The cumulative effect of adopting FAS 106 of $2,131,165 (net of deferred income tax benefit of $387,835) or $5.00 per share was determined as of January 1, 1993 and reported as a one time charge to the consolidated statement of operations for the year ended December 31, 1993. The Company's policy is to fund the cost of health care and life insurance benefits for retirees in amounts determined at the discretion of management. As of December 31, 1995, and 1994 the plan was unfunded.

The postretirement benefit cost for 1995, 1994 and 1993 was
composed of the following:
                             1995        1994        1993
                           -------     -------     -------
Service cost            $    3,006   $   3,484   $   3,000
Interest cost              150,542     149,320     202,000
Net amortization
 and deferral              (31,228)     (7,097)       -
                           -------     -------     -------
Net postretirement cost  $ 122,320   $ 145,707   $ 205,000
                           =======     =======     =======

The actuarial present value of benefit obligations and the amount recognized in the consolidated balance sheet, included in other liabilities, as of December 31, 1995 and 1994 are as follows:

                                       1995        1994
                                    ---------    ---------
Retirees                          $ 1,183,470  $ 1,987,449
Fully eligible active plan
 participants                          39,134       41,949
Other active plan participants         33,478       29,169
                                    ---------    ---------
Accumulated postretirement
 benefit obligation                      1,256,082    2,058,567
Unrecognized actuarial gain         1,238,783      443,092
                                    ---------    ---------
Accrued postretirement benefit
 obligation                       $ 2,494,865  $ 2,501,659
                                    =========    =========

    In June, 1995, the Company changed its insurance carrier providing health care benefits for retirees, which resulted in cost savings to the Company. This change did not impact benefits being offered to retirees. The result of this change on the actuarial present value of benefit obligations was to reduce the accumulated postretirement benefit obligation and increase the unrecognized actuarial gain.

    The assumed annual rate of future increases in the per capita cost of health care benefits was 11% for disclosure and expense in 1995 (12% in 1994), the rate was assumed to decline gradually to 5.5% for expense and for disclosure in 2001, and remain level thereafter. Increasing the health care cost trend by 1% in each year would increase the accumulated postretirement benefit obligation and the interest cost $74,000 and $9,100, respectively, for 1995. The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 7.25% for disclosure and 8% for expense in 1995 (8% and 7%, respectively, in 1994).

NOTE 7-ACCRUED EXPENSES

    Accrued expenses as of December 31, 1995 and 1994 consist of the following:

                                       1995        1994
                                     -------     -------
Commissions                        $ 197,805   $ 284,434
Payroll                               81,490      96,659
Other                                140,346     174,253
                                     -------     -------
                                   $ 419,641   $ 555,346
                                     =======     =======

NOTE 8-TREASURY STOCK

    The Company has a policy of offering directors, officers, and employees the option to purchase reacquired shares of Homasote
Company common stock on the date acquired and at the purchase price paid by the Company.

A summary of activity for the years 1995, 1994 and 1993 is as follows:
            Acquired           Sold       Retained in Treasury
        ----------------    -------------    ----------------
       Shares    Cost      Shares  Cost     Shares      Cost
       ------    ----      ------  ----     ------      ----
1995        13,755  $ 244,085     250  $ 3,925   13,505  $ 240,160
1994        21,418  $ 325,117     500  $ 7,425   20,918  $ 317,692
1993        27,036  $ 408,215     100  $ 1,425   26,936  $ 406,790

NOTE 9-RELATED PARTY TRANSACTIONS

    On June 23, 1995, the Company made a short-term loan to Warren
L. Flicker, President and COO of Homasote Company in the amount of $656,000, for the purpose of purchasing a principal residence and obtaining a mortgage. Interest was due monthly, at a rate of 6% or at the federal short-term lending rate, whichever was greater. The loan was repaid in full on September 18, 1995.

NOTE 10-FAIR VALUE OF FINANCIAL INSTRUMENTS

    Financial Accounting Standards Board Statement No. 107 "Disclosures about the Fair Value of Financial Instruments", defines the fair value of a financial instrument as the amount which the instrument could be exchanged in a current transaction between willing parties. The carrying amounts of the Company's financial instruments at December 31, 1995 and 1994 approximate fair value because of the short maturity of those instruments.

NOTE 11-COMMITMENTS

    The Company's primary basic raw material, wastepaper, is generally readily available from two suppliers with which the Company has purchase contracts that expire in 2009. Under the terms of the contracts, the Company is required to make purchases at a minimum price per ton, as defined, or at the prevailing market price, whichever is greater. The contracts do not require minimum quantity purchases by the Company. Purchases in 1995 and 1994 aggregated approximately $1,147,000 and $345,000, respectively.

    In November 1995, the Company entered into a contract with a manufacturer for the purchase of a new board dryer. This expansion project which will include the dryer, renovations to plant and equipment to install the dryer, rerouting conveyers and mold replacements is expected to take approximately eighteen months, at a cost to the Company of approximately $5.0 million. Current costs for the expansion are being funded through internally generated operating funds, while negotiations are taking place for financing through either a conventional bank loan or a bond placement.

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
HOMASOTE COMPANY

We have audited the accompanying consolidated balance sheets of Homasote Company and subsidiary as of December 31, 1995 and 1994, and the related consolidated statements of operations and retained earnings and cash flows for each of the years in the three-year period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management.
Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Homasote Company and subsidiary as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles.

As discussed in note 6 to the consolidated financial statements, as of January 1, 1993, the Company adopted the provisions of Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions". Additionally, as discussed in note 5 to the consolidated financial statements, as of January 1, 1993, the Company changed its method of accounting for income taxes to adopt the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes".

February 20, 1996            KPMG Peat Marwick LLP
Princeton, N.J.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

RESULTS OF OPERATIONS 1995-1994

    The Company's sales are derived from building material wholesalers and contractors and industrial manufacturers. 1995 sales decreased by $162,000 or .6%, to $25.5 million, from $25.7 million in 1994. This decrease is the result of a noticeable slowing of the economy. The sales mix of products in 1995, remains unchanged from 1994, with sales of Millboard at 59%, Industrial at 23% and Foam at 18%. Cost of goods sold, as a percentage of sales, increased from 71.6% in 1994, to 73.9% in 1995, a change of $478,000, while net earnings as a percentage of sales decreased from 4.8% in 1994 to 3.1% in 1995, a change of $441,000. This is due primarily to the escalating cost of all raw materials, including wastepaper.
    Selling, general and administrative expenses as a percentage of sales were comparable from 1994 to 1995, at 21.4% and 20.8%, respectively.
    Interest income increased by 32.3% to $115,969 in 1995, from $87,648, in 1994, due to higher rates of interest on funds available for investment.
    Interest expense on debt increased by 11.6% to $85,472 in 1995, from $76,610, in 1994, due to increasing interest rates on a declining balance of debt outstanding.
    Other income increased to $76,765 in 1995, from $2,738 in 1994, due to the sale in 1995 of corrugated materials which were separated from the wastepaper and sold.

RESULTS OF OPERATIONS 1994-1993

    1994 sales increased by 7.7% to $25.7 million, over 1993 sales of $23.9 million. This increase is the result of an improvement in the economy in general, and to management's restructuring of the Industrial sales department into the Millboard sales department.
    This restructuring removes the restriction of sales by department, and allows all Company salesmen and agents to sell all products nationwide. Earnings before cumulative effect of changes in accounting principles increased 158%, to $1,227,226 in 1994, from $475,702 in 1993. This increase is due to a number of factors. A product mix where Millboard and Industrial sales had increases of 13.6% and 21.7%, respectively, for the year 1994 over 1993, and 8.4% and 18.1%, respectively, for the fourth quarter 1994 over the fourth quarter 1993. Foam sales, where income is marginal at best, had decreases of 6% and 11%, for the year and the fourth quarter 1994, over the same periods in 1993. Product reformulating reduced by 45% for the fourth quarter of 1994, and 20% for the year 1994 the number of jams occurring in the dryers. This decrease in jams reduced the number of lost production hours by 15% for the year 1994, and by 57% in the fourth quarter of 1994 as compared to the same periods in 1993. These jams have a significant impact on the overhead costs by knocking down a production unit and diverting labor resources to clear the unit of jammed production. Efficiencies were developed during the fourth quarter of 1994 through changes in production to accommodate a new delivery schedule for raw materials and through production during what normally would have been a two week shutdown at year end. As a percentage of sales, cost of goods sold decreased from 75.1% in 1993, to 71.6% in 1994.
    Selling, general and administrative expenses as a percentage of sales were comparable from 1994 to 1993, at 20.8% and 21.4%, respectively.
    Interest income increased by 150.7% to $87,648 in 1994, from $34,958 in 1993, due to higher rates of interest on an increased balance of funds available for investment.
    Interest expense on debt decreased by 3.1% to $76,610 in 1994, from $79,088, in 1993, due to a declining balance of debt outstanding, combined with increasing interest rates on borrowings.

LIQUIDITY AND CAPITAL RESOURCES

    Net cash provided by operating activities is the primary source of liquidity, and amounted to $.4 million in 1995, $2.2 million in 1994, and $1.8 million in 1993. In February 1992, the Company refinanced $1.0 million of existing debt and borrowed an additional $700,000. As of December 31, 1995 the Company had $775,000 outstanding under these loan arrangements. The final payment of $762,500 was paid on February 12, 1996.

    On February 20, 1996, the Company entered into a $2.0 million unsecured line of credit agreement with a bank to cover extended terms, which are granted to customers placing orders during the winter trade shows. The note is payable on demand and bears interest at the bank's index rate less .25%

    Capital expenditures for new and improved facilities and equipment, which are financed primarily through internally generated funds and debt, were $0.9 million in 1995, $0.2 million in 1994 and $0.3 million in 1993, and are expected to approximate $3.0 million in 1996. In November 1995, the Company entered into a contract with a manufacturer for the purchase of a new gas fired board dryer. The entire expansion project, which will include the dryer, renovations to plant and equipment to install the dryer, rerouting conveyers and rebuilding and replacing molds is expected to take approximately eighteen months, at a cost to the Company of approximately $5.0 million. Current costs for the expansion are being funded through internally generated operating funds, while negotiations are taking place for financing using a conventional bank loan or through a bond placement.

INFLATION AND THE ECONOMY

    The Company will continue to maintain a policy of constantly monitoring such factors as demand and costs, and adjusting prices as these factors and the economic condition warrant.


OTHER DEVELOPMENTS

    During 1994, demand for wastepaper, the primary raw material for the Company's products, surpassed the supply for the first time. This situation was due primarily to demand by new industries created to handle the volume of wastepaper generated by mandated municipal recycling, and as a result, effective in September, 1994, the Company entered into purchase agreement contracts, to purchase readily available wastepaper from two suppliers. Under the terms of the contracts, the Company is required to make purchases at a minimum price per ton, as defined, or at the prevailing market price, whichever is greater. The contracts do not require minimum quantity purchases by the Company. Purchases in 1995 and 1994 aggregated approximately $1,147,000 and $345,000, respectively.
The contracts expire in 2009.

RECENT ACCOUNTING PRONOUNCEMENTS

    In March 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards (SFAS) NO. 121, "Accounting for the Impairment of Long-Lived Assets to be Disposed Of", which is effective for financial statements issued for the fiscal years beginning after December 15, 1995. In October 1995, FASB issued SFAS NO. 123, "Accounting for Stock Based Compensation", which is effective for the fiscal years beginning after December 15, 1995. These standards are not expected to have a significant effect on either the results of operations or the financial position of the Company.

SUMMARIZED QUARTERLY FINANCIAL DATA OF THE COMPANY FOR THE YEARS
1995 AND 1994 ARE AS FOLLOWS:
         (in thousands of dollars except per share data)

                                     1995
                      -----------------------------------
                      First    Second     Third    Fourth
                      -----     -----     -----     -----
Net Sales                $ 7,116   $ 6,329   $ 6,316   $ 5,775
                      =====     =====     =====     =====
Gross Profit         $ 2,251   $ 1,622   $ 1,530   $ 1,263
                      =====     =====     =====     =====
Net Earnings         $   434   $   121   $   129   $   102
                      =====     =====     =====     =====

Net earnings per     $  1.11   $  0.31    $ 0.34    $ 0.27
 common share         =====     =====     =====     =====

                                     1994
                      -----------------------------------

                      First    Second     Third    Fourth
                      -----     -----     -----     -----
Net Sales                $ 6,417   $ 6,701   $ 6,758   $ 5,822
                      =====     =====     =====     =====
Gross Profit         $ 1,643   $ 1,697   $ 1,760   $ 2,205
                      =====     =====     =====     =====
Net Earnings         $   153   $    93   $   188   $   793
                      =====     =====     =====     =====

Net earnings per     $  0.37   $  0.23   $  0.47   $  1.98
 common share         =====     =====     =====     =====

The fourth quarter 1994 reflects an improved gross profit margin compared to prior 1994 quarters due primarily to favorable year-end inventory adjustments amounting to approximately $605,000. These adjustments, whose effects on prior quarters are not readily determinable, had the effect of increasing fourth quarter net earnings by approximately $362,000 or $.92 per share.