Form 10-K, Exhibit 13
period 1996-12-31
HOMASOTE CO
filed 1997-04-02
CIK 48165

LETTER TO SHAREHOLDERS AND EMPLOYEES

    In the letter to shareholders and employees, as seen in the 1995 Annual Report, there were many areas indicated that were being investigated thoroughly in order to improve the efficiency and welfare of Homasote Company.
    As a result of a change in the philosophy that existed prior to that point, the sales efforts were modified and expanded concurrently with some manufacturing changes resulting in improvements. One of the major changes in this philosophy was to support the sales efforts of Weyerhauser Company, which is a major factor in the building products distribution in the United States.
    There was a negative note at the beginning of the year. For example, January 1996's revenues were less than revenues of January 1995. There was a plateau of sales for the first six months, however, starting with July, there were marked improvements through December 31, 1996, when sales reflected a better condition than comparable months in 1995.
    The new dryer is on schedule, and is expected to be completely installed by June 1, 1997. However, some ancillary equipment that will feed the new dryer, will only be about 60% completed which directly affects the yield of this new installation. Part of the plans of this new dryer, which is designed to accept product from the feed end of the 3rd Unit, will reduce the overall yield of product in the Making area to 60% of the expected productivity. While this is being done, what had been a positive source of production for Homasote, will no longer exist. However, when this transition is completed, product made in the mold end of the 3rd Unit will be transferred to the new dryer and the overall yield will more than compensate for any losses in product which will have occurred. Another major advantage to these internal changes will be the substantial savings in energy due to the change in method of drying product. On completion of the new dryer, it is anticipated that a minor shakedown period will transpire.
    The removal of two dryer lines had occurred very smoothly.
Some modifications of building structure and a new floor had helped in the placement of the new equipment, and it is expected that results of all of these moves will be positive.
    In anticipation of these major changes, the Board of Directors of the Homasote Company also authorized the retention of a financial advisor to assist it in the investigation of alternatives to enhance the values of the Company's common stock of the shareholders. the Board is not aware of any presently proposed transactions but believes that such alternatives may include stock repurchases, a going private transaction, a merger, acquisition or other combination or reorganization of the Company, an issuer or third party tender offer, or a combination of two or more of the foregoing transactions or other transactions.
    Net earnings for the year after providing $485,242 for income taxes were $708,489 equal to $1.88 per share. Dividends were paid at a rate of $.44 per share.



    Sales for 1996 were $26,969,869, an increase from $25,536,461 in 1995.
    Homasote Company purchased an additional 1,200 shares of Homasote common stock for our Treasury. Net working capital was $5,931,981, a decrease of $571,719 from last year.
    Retired: Mr. Max J. Leidelmeyer, Mr. Domenico R. Marchetti and Mr James P. Sciarrotta.

         Irving Flicker                     Shanley E. Flicker
         Chairman of the Board              Vice Chairman
         and Chief Executive Officer        of the Board











































Homasote Company and Subsidiary
Consolidated Five Year Highlights
                                                1996
                                            ----------
Net sales                                      $  26,969,869
Depreciation                              $     606,830
Net earnings                              $     708,489
Weighted average number of common
 shares outstanding                                  376,528
Earnings per share                        $        1.88
Dividends-cash                                 $     165,694
Dividends per share                            $        0.44
Working capital                           $   5,931,981
Working capital ratio                             3.9-1
Capital expenditures                      $   2,444,627
Total assets                              $  20,067,202
Long-term debt                                 $   3,987,500
Stockholders' equity                      $   8,943,929
Common shares outstanding                       376,251
Book value common stock                   $       23.77

                                                1995
                                            ----------
Net sales                                      $  25,536,461
Depreciation                              $     532,895
Net earnings                                   $     786,100
Weighted average number of common
 shares outstanding                                  383,756
Earnings per share                        $        2.05
Dividends-cash                                 $     221,087
Dividends per share                            $        0.58
Working capital                           $   6,503,700
Working capital ratio                             4.4-1
Capital expenditures                      $     886,221
Total assets                              $  15,302,966
Long-term debt                                 $       -
Stockholders' equity                      $   8,424,834
Common shares outstanding                       377,451
Book value common stock                   $       22.32








Homasote Company and Subsidiary
Consolidated Five Year Highlights
                                                1994
                                            ----------
Net sales                                      $  25,698,178
Depreciation                              $     479,977
Net earnings                                   $   1,227,226
Weighted average number of common
 shares outstanding                            $     400,403
Earnings (loss) per share                 $        3.06
Dividends-cash                                 $     199,457
Dividends per share                            $        0.50
Working capital                           $   7,102,868
Working capital ratio                             4.7-1
Capital expenditures                      $     189,993
Total assets                              $  15,501,034
Long-term debt                                 $     775,000
Stockholders' equity                      $   8,099,981
Common shares outstanding                       390,956
Book value common stock                   $       20.72

                                                1993
                                            ----------
Net sales                                      $  23,850,504
Depreciation                              $     474,863
Earnings before cumulative effect
 of changes in accounting principles      $     475,702
Cumulative effect of changes in
 accounting principles                    $   2,299,730
Net earnings (loss)                            $  (1,824,028)
Weighted average number of common
 shares outstanding                                  426,248
Earnings per share, before cumulative effect
 of changes in accounting principles      $        1.12
Per share, cumulative effect of changes in
 accounting principles                    $       (5.40)
Earnings (loss) per share                 $       (4.28)
Dividends-cash                                 $     211,610
Dividends per share                            $        0.50
Working capital                           $   6,254,861
Working capital ratio                             6.6-1
Capital expenditures                      $     250,049
Total assets                              $  14,253,593
Long-term debt                                 $     932,158
Stockholders' equity                      $   7,389,904
Common shares outstanding                       411,874
Book value common stock                   $       17.94

Homasote Company and Subsidiary
Consolidated Five Year Highlights
                                                1992
                                            ----------
Net sales                                      $  23,482,259
Depreciation                              $     520,917
Net earnings (loss)                            $     340,749
Weighted average number of common
 shares outstanding                                  443,668
Earnings (loss) per share                 $        0.77
Dividends-cash                                 $      21,949
Dividends per share                            $        0.05
Working capital                           $   6,159,325
Working capital ratio                             5.3-1
Capital expenditures                      $     506,273
Total assets                              $  14,605,649
Long-term debt                                 $   1,123,591
Stockholders' equity                      $   9,832,332
Common shares outstanding                       438,810
Book value common stock                   $       22.41






























TWO YEAR DIVIDEND AND STOCK PRICE COMPARISON
CASH DIVIDENDS

Quarterly cash dividends for the last two years were as follows:

Quarter       1996      1995
              ----      ----
First      $  0.12   $  0.10
Second        0.12      0.12
Third         0.10      0.12
Fourth        0.10      0.24
              ----      ----
           $  0.44   $  0.58

STOCK PRICES

Stock prices for the last two years were as follows:

Quarter            1996                1995
              High      Low       High      Low
              -----     -----     -----     -----
First       $ 20.25   $ 17.00   $ 16.25   $ 14.00
Second      $ 17.88   $ 15.75   $ 20.25   $ 16.25
Third       $ 17.50   $ 14.50   $ 21.38   $ 19.50
Fourth      $ 15.50   $ 13.00   $ 22.00   $ 19.00

Number of Stockholders at December 31, 1996 and 1995 is 280 and
304, respectively.


PROFILE

Homasote Company manufacturers building and industrial products used in various construction and manufacturing industries.

Homasote International Sales Co., Inc. is an export company.











                  Homasote Company and Subsidiary
    CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

                                       Years ended December 31


                                1996         1995         1994
                                   ---------   ----------   ----------

Net sales                   $ 26,969,869 $ 25,536,461 $ 25,698,178
Cost of sales                 20,013,748   18,870,545   18,392,008
                              ----------   ----------   ----------
Gross profit                   6,956,121    6,665,916    7,306,170
Selling, general and
 administrative expenses       5,850,714    5,465,568    5,333,043
                              ---------   ----------   ----------
Operating income               1,105,407    1,200,348    1,973,127
Other income (expense)
Gain on sale of assets             2,707        4,300        3,575
Interest income                   94,730      115,969       87,648
Interest expense (note 4)        (89,600)     (85,472)     (76,610)
Other income                     80,487       76,765        2,738
                             ----------   ----------   ----------
                                  88,324      111,562       17,351
                             ----------   ----------   ----------
Earnings before income taxes   1,193,731    1,311,910    1,990,478
Income tax expense (note 5)      485,242      525,810      763,252
                             ----------   ----------    ----------
Net earnings                         708,489      786,100    1,227,226

Retained earnings at beginning
 of year                          14,407,554   13,842,541   12,814,772
 less cash dividends paid
 ($.44 per share in 1996,
  $.58 per share in 1995 and
  $.50 per share in 1994)       (165,694)    (221,087)    (199,457)
                             ----------   ----------   ----------
Retained earnings at
 end of year                $ 14,950,349 $ 14,407,554 $ 13,842,541
                             ==========   ==========   ==========

Earnings per
 common share              $       1.88  $      2.05  $      3.06
                             ==========   ==========   ==========
Common shares outstanding
 (weighted average)              376,528      383,756      400,403
                             ==========   ==========   ==========

See accompanying notes to consolidated financial statements.

                       Homasote Company and Subsidiary
                        CONSOLIDATED BALANCE SHEETS

ASSETS
                             December 31,        December 31,
                                 1996               1995
                            ------------         -----------

CURRENT ASSETS

Cash and cash equivalents    $  2,680,061       $   2,329,027
Accounts receivable  net
 of allowance for doubtful
 accounts of $45,733 and
 $62,444 in 1995 and 1994,
 respectively)                 1,873,340           1,649,357
Inventories (note 2)           3,085,886           3,757,432
Prepaid income taxes                 -                294,291
Deferred income
 taxes (note 5)                  102,760              99,623
Prepaid expenses and
 other current assets             241,253             295,917
                            ------------         -----------
Total current assets         $  7,983,300       $   8,425,647
                            ------------         -----------PROPERTY, PLANT AND
 EQUIPMENT, at cost
 (notes 3 and 4)               32,625,166          30,215,369
Less accumulated
 depreciation                  25,085,690          24,520,285
                            ------------         -----------
Net property plant and
 equipment                      7,539,476           5,695,084
                            ------------         -----------
OTHER ASSETS
DEFERRED INCOME
 TAXES (NOTE 5)                   57,864             103,440
DEBT ACQUISITION COSTS, NET       226,697                -
RESTRICTED CASH (NOTE 4)        2,957,373                -
OTHER ASSETS (NOTE 6)           1,302,492           1,078,795
                            ------------         -----------
                             $ 20,067,202       $  15,302,966
                            ============         ===========

See accompanying notes to consolidated financial statements.






LIABILITIES AND STOCKHOLDERS' EQUITY

                             December 31,        December 31,
                                 1996               1995
                            ------------         -----------

CURRENT LIABILITIES

Current installments of
 long-term debt (note 4)     $    152,500       $     775,000
Accounts payable                  986,662             727,306
Accrued income taxes              329,228                -
Accrued expenses (note 7)         582,929             419,641
                            ------------         -----------
Total current liabilities    $  2,051,319       $   1,921,947

LONG-TERM DEBT, excluding
 current installments (note 4)  3,987,500                -
OTHER LIABILITIES (note 6)      5,084,454           4,956,185
                            ------------         -----------
Total liabilities              11,123,273           6,878,132
                            ------------         -----------
STOCKHOLDERS' EQUITY

Common stock, par value $.20
 per share;authorized
 1,500,000 shares;
 issued 863,995 shares            172,799             172,799
Additional paid-in capital        898,036             898,036
Retained earnings              14,950,349          14,407,554
                            ------------         -----------
                               16,021,184          15,478,389
Less cost of common shares in
 treasury-487,744 shares in
 1996 and 486,544 shares in
 1995 (note 8)                 7,077,255           7,053,555
                            ------------         -----------
Total stockholders' equity      8,943,929           8,424,834
                            ------------         -----------
                             $ 20,067,202       $  15,302,966
                            ============         ===========

COMMITMENTS (note 11)

See accompanying notes to consolidated financial statements.




                            Homasote Company and Subsidiary
                        CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  YEARS ENDED DECEMBER 31

                                1996        1995       1994
                            -----------  ---------- -----------

Cash flows from operating
 activities:
Net earnings                 $   708,489  $   786,100  $ 1,227,226
Adjustments to reconcile
 net earnings to net cash
 provided by operating
 activities:
Depreciation and amortization    606,830       532,895     479,977
Gain on disposal of fixed assets  (2,707)      (4,300)      (3,575)
Deferred income taxes            42,439       23,460     (202,145)
Changes in assets and
 Liabilities:

(Increase) decrease in
 accounts receivable, net       (223,983)       8,909     (145,389)
 Decrease (increase) in
 inventories                     671,546     (120,265)    (170,528)
Decrease (increase) in
 prepaid income taxes            294,291     (294,291)        -,
Increase in other assets        (223,697)     (64,241)     (98,438)
Decrease (increase) in prepaid
 expenses and other current
  assets                         54,664      (58,781)       5,635
Increase in accounts payable     259,356       82,311       95,021
Increase (decrease) in accrued
 expenses                            163,288     (135,705)     216,460
Increase (decrease) in accrued
 income taxes                   329,228     (588,751)     555,367
Increase in other liabilities    128,269      272,815      262,807
                             ----------   ----------   ----------
Net cash provided by
 operating activities          2,808,013      440,156    2,222,418
                             ----------   ----------   ----------











Cash flows from investing
 activities:

Proceeds from sale of
 equipment                         2,707        4,300        3,575
Additions to plant and
 equipment                    (2,444,627)    (886,221)    (189,993)
Restricted cash               (2,957,373)        -            -
                             ----------   ----------   ----------


Net cash used in investing
 activities                   (5,399,293)    (881,921)    (186,418)
                             ----------   ----------   ----------
Cash flows from financing
 activities:

Proceeds from issuance of
 short-term debt               1,000,000         -            -
Repayment of short-term debt  (1,775,000)      (3,591)        -
Repayments of long-term debt        -        (150,000)    (195,000)
Cash dividends paid             (165,694)    (221,087)    (199,457)
Proceeds from sale of
 treasury stock                     -           3,925        7,425
Purchase of treasury
 stock                           (23,700)    (244,085)   (325,117)
Proceeds from bond issue       4,140,000         -           -
Debt acquisition costs          (233,292)        -           -
                             ----------   ----------   ----------Net cash
provided by (used in)
 financing activities:         2,942,314     (614,838)    (712,149)
                             ----------   ----------   ----------Net increase
(decrease) in
 cash and cash equivalents       351,034   (1,056,603)   1,323,851
Cash and cash equivalents
 at beginning of year          2,329,027    3,385,630    2,061,779
                             ----------   ----------   ----------
Cash and cash equivalents
 at end of year              $ 2,680,061  $ 2,329,027  $ 3,385,630
                             ==========   ==========   ==========
Supplemental disclosures of
 cash flow information:

 Cash paid during the years for:

  Interest                   $    90,323  $    78,855  $    76,610
                             ----------   ----------   ----------
  Income taxes               $    53,294  $ 1,385,330  $   426,152
                             ----------   ----------   ----------

See accompanying notes to consolidated financial statements.


Homasote Company and Subsidiary
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1996, 1995 and 1994

NOTE 1-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    DESCRIPTION OF BUSINESS: Homasote Company is in the business of manufacturing insulated wood fibre board and polyisocyanurate foam products and operates in only one industry segment, the manufacture and sale of rigid polyisocyanurate and structural insulating building materials and packaging products for industrial customers. Sales were distributed for 1996 and 1995 as follows: building material wholesalers and contractors, approximately 75% and industrial manufacturers, approximately 25%. The Company's primary basic raw material, wastepaper, is generally readily available from two suppliers with which the Company has purchase contracts that expire in 2009. (See note 11)

    PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Homasote International Sales Co., Inc. All significant intercompany balances and transactions have been eliminated in consolidation.

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

    DEBT ACQUISITION COSTS: Debt acquisition costs consist principally of costs associated to secure long-term debt (see note
4). These costs are being amortized using the straight line method over the term of the related debt.

    REVENUE RECOGNITION: Revenue from product sales is recognized when the related goods are shipped and all significant obligations of the Company have been satisfied.

    EARNINGS PER SHARE: Earnings per share are computed based on the weighted average number of shares outstanding during the year.

    BUSINESS AND CREDIT CONCENTRATIONS: Sales of the Company's products are dependent upon the economic condition of the housing and manufacturing industries. Changes in these industries may significantly affect management's estimates and the Company's performance. The majority of the Company's customers are located in the northeastern United States, with the remainder spread throughout the United States and Canada. No single customer accounted for more than five percent of the Company's sales. The Company estimates an allowance for doubtful accounts based upon the actual payment history of each individual customer. Consequently, an adverse change in the financial condition or the local economy of a particular customer could affect the Company's estimate of its bad debts.

    EMPLOYEE BENEFIT PLANS: The Company has a noncontributory pension plan covering substantially all employees who meet age and service requirements. Additionally, the Company provides certain health care and life insurance benefits to retired employees. The net periodic pension costs are recognized as employees render the services necessary to earn pension and post-retirement benefits.

    INCOME TAXES: Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.

    IMPAIRMENT OF LONG-LIVED ASSETS AND LONG-LIVED ASSETS TO BE DISPOSED OF: Effective January 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets to Be Disposed Of" (SFAS
121). This statement requires that long-lived assets and certain identifiable intangibles held and used by the Company be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. SFAS 121 also requires that assets to be disposed of be reported at the lower of the carrying amount or the fair value less costs to sell. Adoption of this statement did not have a material impact on the Company's financial position, results of operations, or liquidity.

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


NOTE 2-INVENTORIES

    The following are the major classes of inventories as of
December 31, 1996 and 1995:
                               1996           1995
                             ---------      ---------
         Finished goods    $ 1,940,344    $ 2,800,550
         Work in process        66,770         14,051
         Raw materials       1,078,772        942,831
                             ---------      ---------
                           $ 3,085,886    $ 3,757,432
                             =========      =========
Inventories include the cost of materials, direct labor and
manufacturing overhead.

NOTE 3-PROPERTY, PLANT AND EQUIPMENT
                                    December 31, 1996
                         --------------------------------------
                                      Accumulated     Carrying
                            Cost      Depreciation     Amount
                         ----------    ----------     ---------
Land                        $     93,543  $       -      $    93,543
Buildings and additions   9,003,571     4,821,514     4,182,057
Machinery and equipment  19,703,379    19,052,722       650,657
Office equipment            981,175       866,773       114,402
Automotive equipment        445,894       344,681       101,213
Construction in progress   2,397,604          -        2,397,604
                         ----------    ----------     ---------
                       $ 32,625,166  $ 25,085,690   $ 7,539,476
                         ==========    ==========     =========

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

NOTE 4-DEBT

    In November 1996, the Company entered into a loan agreement (the "Agreement") and promissory note with the New Jersey Economic Development Authority (the "Authority"). Under the Agreement, the Authority loaned the Company $4,140,000 out of the proceeds from the issuance of the Authority's Economic Growth Bonds (Greater Mercer County Composite Issue) 1996 Series E (the Bonds) to be used in connection with specified capital expenditures described in the Agreement. Interest is charged at the variable rate of interest due on the Bonds (4.4% at December 31, 1996). In connection with the Agreement, the Authority also entered into a trust indenture with a bank to serve as trustee and tender agent for the loan proceeds. Principal and interest are payable monthly to the trustee in varying amounts through 2006. The funds held by the bank amounted to $2,957,373 at December 31, 1996 and are classified as a restricted non-current asset in the accompanying 1996 consolidated balance sheet. The Company believes these funds will be sufficient to cover its remaining capital expenditure commitments in 1997.
The trust indenture is secured in part by the Agreement and by a direct pay Letter of Credit facility issued by another bank in the face amount of $4,209,000. The Letter of Credit facility contains financial and other restrictive covenants including minimum tangible net worth and other financial ratios. In order to reduce its risks from interest rate fluctuations under the agreement, the Company entered into a five-year interest rate cap agreement with a bank. The agreement entitles the Company to receive, on a monthly basis, the amounts, if any, by which the interest payments on the Bond exceed 4.5% per annum. The aggregate maturities of long-term debt for each of the five years subsequent to December 31, 1996 are as follows: 1997, $152,500, 1998, $391,250, 1999,
$405,833, 2000, $416,250, 2001, $431,250, thereafter $2,342,917.

    The Company has a $2.0 million unsecured line of credit agreement with a bank on which interest is charged at the bank's index rate (8.25% at December 31, 1996) less .25%. As of December 31, 1996 there was no balance outstanding under the line of credit.

    In February 1992, the Company refinanced $1,000,000 of existing debt and borrowed an additional $700,000 bearing interest at the bank's index rate plus .25%. The final payment of $762,500 under this loan arrangement was paid on February 12, 1996.


NOTE 5-INCOME TAXES

Income tax expense is computed based on the applicable statutory rates and is comprised of the following:

                                 1996         1995        1994
                                -------     -------     -------
Currently payable:

    Federal                   $ 341,473   $ 387,601   $ 813,665
    State                       101,330     114,749     151,732
                                -------     -------     -------

                                442,803     502,350     965,397
                                -------     -------     -------
Deferred:
    Federal                      36,072      19,941    (171,822)
    State                         6,367       3,519     (30,323)
                                -------     -------     -------
                                 42,439      23,460    (202,145)
                                -------     -------     -------
Total provision               $ 485,242   $ 525,810   $ 763,252
                                =======     =======     =======

The actual income tax expense differs from the amounts computed by applying the U.S. Federal income tax rate of 34% to earnings before income taxes as a result of the following:

                                 1996         1995        1994
                                -------     -------     -------
Computed "expected" tax
 expense                      $ 405,869   $ 446,049   $ 676,763
State income taxes (net of
 Federal income tax benefit)      71,080      78,057      80,130
Other                             8,293       1,704       6,359
                                -------     -------     -------
                              $ 485,242   $ 525,810   $ 763,252
                                =======     =======     =======

The tax effect of temporary differences that gives rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1996 and 1995 are presented below:









                                              1996        1995
                                            -------     -------
Deferred tax assets:
    Accounts receivable, due to allowance
     for doubtful accounts               $   23,910  $   18,293
    Inventories, principally due to
     reserves for obsolescence              177,672     161,672
    Other liabilities, principally due to
     supplemental pension and post-
     retirement costs                     2,033,782   1,981,244
    Nondeductible accrued expense            25,103      10,058
                                          ---------   ---------
      Total gross deferred tax assets     2,260,467   2,171,267
    Less valuation allowance             (1,032,940) (1,032,940)
                                          ---------   ---------
      Net deferred tax assets             1,227,527   1,138,327
                                          ---------   ---------

Deferred tax liability:
    Fixed assets, due to accelerated
     depreciation                           522,522     475,686
    Other assets, due to pension costs      520,997     431,518
    Accumulated DISC income                  23,384      28,060
                                          ---------   ---------
      Total gross deferred tax
      liabilities                         1,066,903     935,264
                                          ---------   ---------
      Net deferred tax asset             $  160,624  $  203,063
                                          =========   =========

There was no change in the valuation allowance for the years ended
December 31, 1996 and 1995.

NOTE 6-EMPLOYEE BENEFIT PLANS

    The Company has a noncontributory defined benefit retirement plan (the Pension Plan) covering all eligible employees. Benefits under the Pension Plan are calculated at a rate of $14.75 per year of service, as defined. Additionally a supplemental noncontributory plan (the Supplemental Plan) covering certain key employees of the Company provides benefits based upon the employee's compensation, as defined, during the highest five of the last ten consecutive years preceding retirement.

    Actuarial assumptions for both the Pension and Supplemental
Plan include 7.25% (7.25% and 8% in 1995 and 1994, respectively) for the assumed discount rate used to determine the present value of future benefits, (7.25% for expense) and 8.5% for expected long-term rate of return on plan assets. The assumed rate of average future increases in pension benefit compensation was 5.5% for disclosure and 5% for expense (5% in 1995 and 1994, respectively).
    Employer costs for the Pension and Supplemental Plans amounted to $145,707, $289,870 and $268,841 in 1996, 1995 and 1994,
respectively. Net periodic pension cost in 1996, 1995 and 1994 was composed of the following:


                                                1996
                                       Pension        Supplemental
     Net periodic pension cost           Plan             Plan
     -------------------------      -----------       ------------
Service cost-benefits earned
 during the period                  $   93,276        $   38,549
Interest cost on projected
 benefit obligation                         332,931           204,758
Actual return on plan assets        (1,313,346)             -
Net amortization and deferral               663,442           126,097
                                     ---------         ---------
                                    $ (223,697)       $  369,404
                                     =========         =========

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
                                     =========         =========

    The Company's funding policy for the Pension Plan is to contribute amounts sufficient to meet minimum funding requirements set forth in U.S. employee benefit and tax laws. The Company's policy for funding the Supplemental Plan is to contribute benefits in amounts as determined at the discretion of management. As of December 31, 1996 and 1995, the Supplemental Plan was unfunded. A schedule reconciling the projected benefit obligation of the Company's two pension plans with recorded pension asset (liability) is as follows:

                                                1996
                                       Pension        Supplemental
   Reconciliation of funded status        Plan            Plan
   -------------------------------        -----------      ------------
Actuarial present value of benefit
 obligations as of December 31:
    Vested benefit obligation      $(4,796,768)      $(2,193,562)
    Accumulated benefit obligation  (4,845,123)       (2,458,153)
                                     =========         =========
Projected benefit obligation for
 service rendered to date           (4,845,123)       (3,026,893)
Plan assets at fair market value
 as of December 31                   8,123,079              -
                                     ---------         ---------
Assets in excess of (less than) pro-
 jected benefit as of December 31    3,277,956        (3,026,893)
Unamortized net transition (asset)
 obligation as of December 31              (143,933)          683,891
Unrecognized prior service cost
 as of December 31                     147,264              -
Unrecognized net gain from past
 experience different from that
 assumed as of December 31          (1,978,795)         (401,008)
                                     ---------         ---------
(Accrued)/prepaid pension cost as
 of December 31                    $ 1,302,492       $(2,744,010)
                                     =========         =========

                                                1995
                                       Pension        Supplemental
   Reconciliation of funded status        Plan            Plan
   -------------------------------        -----------      ------------
Actuarial present value of benefit
 obligations as of December 31:
    Vested benefit obligation      $(4,702,437)      $(2,208,732)
    Accumulated benefit obligation  (4,753,577)       (2,370,949)
                                     =========         =========
Projected benefit obligation for
 service rendered to date           (4,753,577)       (2,987,929)

Plan assets at fair market value
 as of December 31                   7,146,162              -
                                     ---------         ---------
Assets in excess of (less than)
 projected benefit as of December 31  2,392,585       (2,987,929)
Unamortized net transition (asset)
 obligation as of December 31              (171,611)          820,669
Unrecognized prior service cost
 as of December 31                     130,887              -
Unrecognized net gain from past
 experience different from that
 assumed as of December 31          (1,273,066)         (294,060)
Adjustment to recognize minimum
 liability                                -                 -
                                     ---------         ---------
(Accrued)/prepaid pension cost as
 of December 31                    $ 1,078,795       $(2,461,320)
                                     =========         =========


    The Company has a voluntary savings plan for which all employees are eligible. The Plan provides for the Company to contribute a minimum of $.25 for every dollar contributed by employees, up to 4% of their salaries. Company contributions charged to operations under this plan in 1996, 1995 and 1994 amounted to approximately $29,000, $29,000 and $20,000, respectively.

    The Company also provides certain health care and life insurance benefits for retired employees. Only Company employees retired on or before May 1, 1992 are eligible for the health care benefit. The Company's policy is to fund the cost of health care and life insurance benefits for retirees in amounts determined at the discretion of management. As of December 31, 1996, and 1995 the plan was unfunded.

The postretirement benefit cost for 1996, 1995 and 1994 was
composed of the following:
                             1996        1995        1994
                           -------     -------     -------
Service cost            $    3,681   $   3,006   $   3,484
Interest cost               65,432     150,542     149,320
Net amortization
 and deferral             (141,435)    (31,228)     (7,097)
                           -------     -------     -------
Net postretirement cost  $ (72,322)  $ 122,320   $ 145,707
                           =======     =======     =======



The actuarial present value of benefit obligations and the amount recognized in the consolidated balance sheets, included in other liabilities, as of December 31, 1996 and 1995 are as follows:

                                       1996        1995
                                    ---------    ---------
Retirees                          $   859,062  $ 1,183,470
Fully eligible active plan
 participants                          43,581       39,134
Other active plan participants         33,796       33,478
                                    ---------    ---------
Accumulated postretirement
 benefit obligation                        936,439    1,256,082
Unrecognized actuarial gain         1,404,005    1,238,783
                                    ---------    ---------
Accrued postretirement benefit
 obligation                       $ 2,340,444  $ 2,494,865
                                    =========    =========

    Effective in June 1995, the Company changed its insurance carrier providing health care benefits for retirees, at a cost savings to the Company. This change did not impact upon the benefits offered to retirees. The result of this change on the actuarial present value of benefit obligations was to reduce the accumulated postretirement benefit obligation and increase the unrecognized actuarial gain. The unrecognized actuarial gain will be based on the remaining life expectancy of the retirees.

    The assumed annual rate of future increases in the per capita cost of health care benefits was 10% for both disclosure and expense in 1996 (11% in 1995), the rate was assumed to decline gradually to 5.5% for expense and for disclosure in 2001, and remain level thereafter. Increasing the health care cost trend by 1% in each year would increase the accumulated benefit obligation and the interest cost $49,000 and $3,300, respectively, for 1996. The weighted average discount rate used in determining the accumulated benefit obligation was 7.25% for both disclosure and expense in 1996 (7.25% and 8.00%, respectively, in 1995).













NOTE 7-ACCRUED EXPENSES

    Accrued expenses as of December 31, 1996 and 1995 consist of the following:
                                       1996        1995
                                     -------     -------
Commissions                        $ 213,626   $ 197,805
Payroll                              116,165      81,490
Other                                253,138     140,346
                                     -------     -------
                                   $ 582,929   $ 419,641
                                     =======     =======

NOTE 8-TREASURY STOCK

    The Company has a policy of offering directors, officers, and employees the option to purchase reacquired shares of Homasote
Company common stock on the date acquired and at the purchase price paid by the Company.

A summary of activity for the years 1996, 1995 and 1994 is as follows:
            Acquired           Sold       Retained in Treasury
        ----------------    -------------    ----------------
       Shares    Cost      Shares  Cost     Shares      Cost
       ------    ----      ------  ----     ------      ----
1996         1,200  $  23,700      -   $  -       1,200  $  23,700
1995        13,755  $ 244,085     250  $ 3,925   13,505  $ 240,160
1994        21,418  $ 325,117     500  $ 7,425   20,918  $ 317,692

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

NOTE 10-FAIR VALUE OF FINANCIAL INSTRUMENTS

    Financial Accounting Standards Board Statement No. 107 "Disclosures about the Fair Value of Financial Instruments", defines the fair value of a financial instrument as the amount which the instrument could be exchanged in a current transaction between willing parties. The carrying amounts of the Company's financial instruments at December 31, 1996 and 1995 approximate fair value because of the short maturity of those instruments and with respect to the Bonds (see note 4) since their issuance was late in the year 1996.
NOTE 11-COMMITMENTS

    The Company's primary basic raw material, wastepaper, is generally readily available from two suppliers with which the Company has purchase contracts that expire in 2009. Under the terms of the contracts, the Company is required to make purchases at a minimum price per ton, as defined, or at the prevailing market price, whichever is greater. The contracts do not require minimum quantity purchases by the Company. Purchases in 1996 and 1995 aggregated approximately $929,000 and $1,147,000, respectively.




INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
HOMASOTE COMPANY

We have audited the accompanying consolidated balance sheets of Homasote Company and subsidiary as of December 31, 1996 and 1995, and the related consolidated statements of operations and retained earnings and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Homasote Company and subsidiary as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.

February 21, 1997            KPMG Peat Marwick LLP
Princeton, N.J.






MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

RESULTS OF OPERATIONS 1996-1995

    The Company's sales are derived from building material wholesalers and industrial manufacturers. 1996 sales increased by $1,443,000, or 5.6%, to $27.0 million, from $25.5 million in 1995.
This was due primarily to a change in marketing strategy, which included a September 1996 agreement with Weyerhauser Corporation for the joint marketing and distribution in the United States, of the Company's building products, contributing to an increase in sales volume in the third and fourth quarters of 1996. The approximate sales mix of products in 1996 remains unchanged from 1995, with sales to Millboard wholesalers at 75% and Industrial manufacturers at 25%. Cost of goods sold, as a percentage of sales, increased from 73.9% in 1995, to 74.2% in 1996, a change of $1,143,000. Net earnings as a percentage of sales decreased from 3.1% in 1995 to 2.6% in 1996, a change of $78,000. While the fourth quarter 1996 cost of goods sold percentage reflected improvements in production volumes and manufacturing efficiencies, it was not sufficient to offset the higher costs incurred during the first nine months of the year resulting in the full year 1996 cost of sales percentage being higher than 1995.
    Selling, general and administrative expenses as a percentage of sales were comparable from 1996 to 1995, at 21.6% and 21.4%, respectively.
    Interest income decreased by 18.3% to $94,730 in 1996, from $115,969, in 1995, due to lower average balance of funds available for investment.
    Interest expense on debt increased by 4.8% to $89,600 in 1996, from $85,500, in 1995, due to increasing interest rates on an increasing average balance of debt outstanding. The effective income tax expense rate increased to 40.6% in 1996 as compared to 40.1% in 1995, primarily as a result of a higher effective rate for state income taxes.


















RESULTS OF OPERATION 1995-1994

    The Company's sales are derived from building material wholesalers and industrial manufacturers. 1995 sales decreased by $162,000, or .6%, to $25.5 million, from $25.7 million in 1994.
This decrease is the result of noticeable slowing of the economy. The sales mix of products in 1995, remains unchanged from 1994, with sales of Millboard at 59%, Industrial at 23% and Foam at 18%. Cost of goods sold, as a percentage of sales, increased from 71.6% in 1994, to 73.9% in 1995, a change of $478,000, while net earnings as a percentage of sales decreased from 4.8% in 1994 to 3.1% in 1995, a change of $441,000. This is due primarily to escalating cost of all raw materials, including wastepaper.
    Selling, general and administrative expenses as a percentage of sales were comparable from 1994 to 1995 at 21.4% and 20.8% respectively.
    Interest income increased by 32.3% to $115,969 in 1995, from $87,648, in 1994, due to higher rates of interest on funds available for investment.
    Interest expense on debt increased by 11.6% to $85,472 in 1995, from $76,610, in 1994, due to increasing interest rates on a declining balance of debt outstanding.
    Other income increased to $76,765 in 1995, from $2,738 in 1994, due to the sale in 1995 of corrugated materials which were separated from the wastepaper and sold.

LIQUIDITY AND CAPITAL RESOURCES

     Net cash provided by operating activities is the primary source of liquidity, and amounted to $2.8 million in 1996, $.4 million in 1995, and $2.2 million in 1994.
    Capital expenditures for new and improved facilities and equipment, which are financed primarily through internally generated funds and debt, were $2.4 million in 1996, $0.9 million in 1995 and $0.2 million in 1994, and are expected to approximate $3.0 million in 1997.
    In November 1995, the Company entered into a contract with a manufacturer for the purchase of a new gas fired board dryer. The entire expansion project, which will include the dryer, renovations to plant and equipment to install the dryer, rerouting conveyors and rebuilding and replacing molds is expected to be completed in May 1997, at a total cost to the Company of approximately $5.0 million.











    In November 1996, the Company entered into a loan agreement (the Agreement") and promissory note with the New Jersey Economic Authority (the "Authority"). Under the Agreement, the Authority loaned the Company $4,140,000 out of the proceeds from the issuance of the Authority's Economic Growth Bonds (Greater Mercer County Composite Issue) 1996 Series E (the Bonds) to be used in connection with specified capital expenditures, described in the Agreement. Interest is charged at the variable rate of interest due on the Bonds (4.4% at December 31, 1996). In connection with the Agreement, the Authority also entered into a trust indenture with a bank to serve as trustee and tender agent for the loan proceeds. Principal and interest are payable monthly to the trustee in varying amounts through 2006. The funds held by the bank amounted to $2,957.373 and are classified as a restricted non-current asset at December 31, 1996. The trust indenture is secured in part by the Agreement and by a direct pay Letter of Credit facility issued by another bank in the face amount of $4,209,000. The Letter of Credit facility contains financial and other restrictive covenants including minimum tangible net worth and other financial ratios.
In order to reduce its risks from interest rate fluctuations under the Agreement, the Company entered into a five-year interest rate cap agreement with a bank. The agreement entitles the Company to receive, on a monthly basis, the amounts, if any, by which the interest payments on the Bond exceed 4.5% per annum.

    The Company has a $2.0 million unsecured line of credit agreement with a bank on which interest is charged at the bank's index rate (8.25% at December 31, 1996) less .25%. As of December 31, 1996 there was no balance outstanding under the line of credit.

    In February 1992, the Company refinanced $1,00,000 of existing debt and borrowed an additional $700,000 bearing interest at the bank's index rate plus .25%. The final payment of $762,500 under this loan arrangement was paid on February 12, 1996.

INFLATION AND ECONOMY

    The Company will continue to maintain a policy of constantly monitoring such factors as demand and costs, and adjusting prices as these factors and the economic condition warrant.














OTHER DEVELOPMENTS

    During 1994, demand for wastepaper, the primary raw material for the Company's products, surpassed the supply for the first time. This situation was due primarily to demand by new industries created to handle the volume of wastepaper generated by mandated municipal recycling, and as a result, effective September, 1994, the Company entered into purchase agreement contracts, to purchase readily available wastepaper from two suppliers. Under the terms of the contracts, the Company is required to make purchases at a minimum price per ton, as defined, or at the prevailing market price, whichever is greater. The contracts do not require minimum quantity purchases by the Company. Purchases in 1996 and 1995 aggregated approximately $929,000 and $1,147,000, respectively.
The contracts expire in 2009.
    In September 1996, the Company signed an agreement with Weyerhauser Corporation for the joint marketing and distribution of the Company's products.
    On February 21, 1997, the Board of Directors of the Company authorized the retention of a financial advisor to assist in the investigation of alternatives to enhance the value of the Company's common stock to the shareholders. Such alternatives may include stock repurchases, a going private transaction, a merger, acquisition or other combination or reorganization of the Company, an issuer or third party tender offer, or a combination of two or more of the foregoing transactions or other transactions.




























SUMMARIZED (unaudited) QUARTERLY FINANCIAL DATA OF THE COMPANY FOR
THE YEARS 1996 AND 1995 ARE AS FOLLOWS:
         (in thousands of dollars except per share data)

                                     1996
                      -----------------------------------
                      First    Second     Third    Fourth
                      -----     -----     -----     -----
Net Sales                $ 6,143   $ 6,431   $ 7,446   $ 6,950
                      =====     =====     =====     =====
 Gross Profit         $ 1,485   $ 1,346   $ 1,544   $ 2,581
                      =====     =====     =====     =====
Net Earnings         $    17   $   (15)  $    55   $   651
                      =====     =====     =====     =====

Net earnings(loss)   $  0.05   $ (0.04)   $ 0.15    $ 1.73
 per common share     =====     =====     =====     =====


                                     1995
                      -----------------------------------
                      First    Second     Third    Fourth
                      -----     -----     -----     -----
Net Sales                $ 7,116   $ 6,329   $ 6,316   $ 5,775
                      =====     =====     =====     =====
Gross Profit         $ 2,251   $ 1,622   $ 1,530   $ 1,263
                      =====     =====     =====     =====
Net Earnings         $   434   $   121   $   129   $   102
                      =====     =====     =====     =====

Net earnings(loss)   $  1.11   $  0.31    $ 0.34    $ 0.27
 per common share     =====     =====     =====     =====

The fourth quarter 1996 reflects an improved gross profit margin compared to prior 1996 quarters, due primarily to higher production volume, improved manufacturing efficiencies, sales product mix and a reduction of pension costs and property taxes. Also, net earnings benefited in the fourth quarter of 1996 as a result of the reversal of unused customer volume rebates of approximately $100,000 before income taxes.