Form 10-K, Exhibit 13
period 1997-12-31
HOMASOTE CO
filed 1998-04-01
CIK 48165

LETTER TO SHAREHOLDERS

    The year of 1997 was disappointing for Homasote for a variety of factors. We had anticipated substantial enhancements to our production process during the year. However, due to (i) the substantial modification of our production areas to make room for a new state-of-the-art dryer that had been ordered, and (ii) the restrictions of our productivity as a result of the dismantling of two Making lines that produce Homasote products which occurred in May of 1996, there were periods when we did not service our customer accounts as we would have liked.
    After this process was completed, the engineering phase that was necessary in anticipation of the placement of the new dryer was ongoing and modification of the location for this placement was finished.
    We engaged a contractor to assemble and install this new dryer in concert with those Homasote employees that we could make available to this effort.
    The new dryer was put into modified production the last week of September 1997, which enabled us to go through a shakedown period in order to surface any potential problems. One of our main concerns was to determine whether problems may exist on the start-up when heat was introduced. Another major purpose was to find the speed necessary to dry Homasote and to evaluate the forward travel of product through the dryer at a speed that would be economically successful.
    We were not able to do this, for on November 1, 1997, a fire occurred in the new dryer, making it completely inoperable and resulting in an interruption of our anticipated productivity of our major product line, which in turn affected our bottom line.
Homasote employees did their best to replace many of the burned and distorted parts that were required and were finally able to put the dryer in a temporary state of repair toward the end of the year.
On January 30, 1998, we again experience a fire in the new Coe
Dryer. This fire was restricted to an area at the end of the dryer and was repaired in a short period of time. Once back into production, the new dryer is expected to produce at 40% of its anticipated production capability, but approximately equal to 100% of our previous capacity running five units.
    Management believes that insurance will cover substantially all of Homasote Company's property and business interruption losses relating to the fires. However, Homasote Company may incur costs as a result of the fires, which will not be covered by insurance.
Management is unable to estimate at this time the magnitude of such costs. The insurance claims process is lengthy and its outcome cannot be predicted with certainty. Based on its present assessment of the situation, management believes that the fires could have an adverse effect on Homasote Company's financial position and operating results which can be expected to continue well into 1998. Management believes further that Homasote
Company's recovery under its business interruption policy, when finally received, should provide the wherewithal to cover the substantial portion of lost revenues.

    The relationship with our customers during this period has been good and it is our anticipation that it will remain so in the future. We are appreciative for their support during this challenging period.
    Testing which is ongoing for our primary Homasote products, polyiso sidewall foam sheathing and roofing insulation, is necessarily continuous in order for us to maintain a competitive position. Substantial effort is made by our Research and Development Department to conform to the environmental mandates.
We are in touch with suppliers to develop a cost effective and successful new sizing system.
    Homasote has been accepted from an aesthetic point of view to be put on walls with no subsequent finish. Wall requirements may call for sophisticated laminates such as burlap, papers, textiles and paint. Products such as carpet underlayment with both unmachined and grid machined surface are important to our scheme of things, as is Homex which is a highway expansion strip and is also used as a unique forming material for concrete sidewalks, driveways, swimming pools, etc.
    Products processed in the Industrial Department are continually gaining acceptance.
    On May 22, 1997, an election was conducted by the National Labor Relations Board ("NLRB"), electing Teamsters Local Union No. 701 to be the exclusive bargaining representative for wages, hours and conditions of employment for the hourly employees of the Company. Negotiations have commenced with the bargaining unit to reach a labor contract covering the employees in the bargaining unit. Management does not believe that the unionization of the hourly employees will materially affect the Company's financial position or results of operations.
    The net loss for the year was $(445,778) after an income tax benefit of $272,820, equal to $(1.22) net loss per share.
Dividends were paid at a rate of $0.24 per share.
    Sales for 1997 were $24,979,819, a decrease from $26,969,869 in 1996.
    Homasote Company purchased an additional 29,950 shares of Homasote common stock for our Treasury. Net working capital was $3,383,330, a decrease of $2,548,651 from last year.
    At this time of the year, we wish to take the opportunity to thank our Board of Directors, shareholders, employees, customers, and suppliers for their continuing support.





         ________________________           ____________________
         Irving Flicker                     Shanley E. Flicker
         Chairman of the Board              Vice Chairman
         and Chief Executive Officer        of the Board




Homasote Company and Subsidiary
Consolidated Five Year Highlights
                                                1997
                                            ----------
Net Sales                                      $  24,979,819
Depreciation and amortization                  $     888,944
(Loss) earnings before cumulative
 effect of changes in accounting
 principles                               $    (445,778)
Cumulative effect of changes in
 accounting principles                    $         ---
Net (loss) earnings                       $    (445,778)
Weighted average number of common
 shares outstanding                                  364,479
(Loss) earnings per share, before
 cumulative effect of changes in
 accounting principles -- basic           $       (1.22)
Per share, cumulative effect of
 changes in accounting principles         $         ---
Net (loss) earnings per share -- basic    $       (1.22)
Dividends-cash                                 $      90,300
Dividends per share                            $        0.24
Working capital                           $   3,383,330
Working capital ratio                             2.0-1
Capital expenditures                      $   4,291,324
Total assets                              $  20,137,096
Long-term debt, excluding current
 portion                                  $   3,562,500
Stockholders' equity                      $   7,974,309
Common shares outstanding                       348,801
Per share book value of common stock      $       22.86



















Homasote Company and Subsidiary
Consolidated Five Year Highlights
                                                1996
                                            ----------
Net Sales                                      $  26,969,869
Depreciation and amortization                  $     606,830
(Loss) earnings before cumulative
 effect of changes in accounting
 principles                               $     708,489
Cumulative effect of changes in
 accounting principles                    $         ---
Net (loss) earnings                       $     708,489
Weighted average number of common
 shares outstanding                                  376,528

(Loss) earnings per share, before
 cumulative effect of changes in
 accounting principles -- basic           $        1.88
Per share, cumulative effect of
 changes in accounting principles         $         ---
Net (loss) earnings per share -- basic    $        1.88
Dividends-cash                                 $     165,694
Dividends per share                            $        0.44
Working capital                           $   5,931,981
Working capital ratio                             3.9:1
Capital expenditures                      $   2,444,627
Total assets                              $  20,067,202
Long-term debt, excluding current
 portion                                  $   3,987,500
Stockholders' equity                      $   8,943,929
Common shares outstanding                       376,251
Per share book value common stock         $       23.77


















                                                1995
                                            ----------
Net Sales                                      $  25,536,461
Depreciation and amortization                  $     532,895
(Loss) earnings before cumulative
 effect of changes in accounting
 principles                               $     786,100
Cumulative effect of changes in
 accounting principles                    $         ---
Net (loss) earnings                       $     786,100
Weighted average number of common
 shares outstanding                                  383,756
(Loss) earnings per share, before
 cumulative effect of changes in
 accounting principles -- basic           $        2.05
Per share, cumulative effect of
 changes in accounting principles         $         ---
Net (loss) earnings per share     -- basic     $        2.05
Dividends-cash                                 $     221,087
Dividends per share                            $        0.58
Working capital                           $   6,503,700
Working capital ratio                             4.4:1
Capital expenditures                      $     886,221
Total assets                              $  15,302,966
Long-term debt, excluding current
portion                                   $         ---
Stockholders' equity                      $   8,424,834
Common shares outstanding                       377,451
Per share book value common stock         $       22.32






















Homasote Company and Subsidiary
Consolidated Five Year Highlights
                                                1994
                                            ----------
Net Sales                                      $  25,698,178
Depreciation and amortization                  $     479,977
(Loss) earnings before cumulative
 effect of changes in accounting
 principles                               $   1,227,226
Cumulative effect of changes in
 accounting principles                    $         ---
Net (loss) earnings                       $   1,227,226
Weighted average number of common
 shares outstanding                            $     400,403
(Loss) earnings per share, before
 cumulative effect of changes in
 accounting principles -- basic           $        3.06
Per share, cumulative effect of
 changes in accounting principles         $         ---
Net (loss) earnings per share     --basic      $        3.06
Dividends-cash                                 $     199,457
Dividends per share                            $        0.50
Working capital                           $   7,102,868
Working capital ratio                             4.7:1
Capital expenditures                      $     189,993
Total assets                              $  15,501,034
Long-term debt, excluding current
portion                                   $     775,000
Stockholders' equity                      $   8,099,981
Common shares outstanding                       390,956
Per share book value common stock         $       20.72



















                                                1993
                                            ----------
Net Sales                                      $  23,850,504
Depreciation and amortization                  $     474,863
(Loss) earnings before cumulative effect
 of changes in accounting principles      $     475,702
Cumulative effect of changes in
 accounting principles                    $   2,299,730
Net (loss) earnings                            $  (1,824,028)
Weighted average number of common
 shares outstanding                                  426,248
(Loss) earnings per share, before
 cumulative effect of changes in
 accounting principles -- basic           $        1.12
Per share, cumulative effect of changes
 in accounting principles                 $       (5.40)
Net (loss) earnings per share -- basic     $           (4.28)
Dividends-cash                                 $     211,610
Dividends per share                            $        0.50
Working capital                           $   6,254,861
Working capital ratio                             6.6:1
Capital expenditures                      $     250,049
Total assets                              $  14,253,593
Long-term debt, excluding current
portion                                   $     932,158
Stockholders' equity                      $   7,389,904
Common shares outstanding                       411,874
Per share book value common stock         $       17.94























TWO YEAR DIVIDEND AND STOCK PRICE COMPARISON
CASH DIVIDENDS

Quarterly cash dividends for the last two years were as follows:

Quarter       1997      1996
              ----      ----
First      $  0.12   $  0.12
Second        0.12      0.12
Third         0.00      0.10
Fourth        0.00      0.10
              ----      ----
           $  0.24   $  0.44

STOCK PRICES

Stock prices for the last two years were as follows:

                   1997                1996
Quarter       High      Low       High      Low
              -----     -----     -----     -----
First       $ 16.50   $ 13.00   $ 20.25   $ 17.00
Second      $ 18.25   $ 15.00   $ 17.88   $ 15.75
Third       $ 18.25   $ 14.00   $ 17.50   $ 14.50
Fourth      $ 18.25   $ 16.75   $ 15.50   $ 13.00

Number of Stockholders at December 31, 1997 and 1996 is 270 and
280, respectively.


PROFILE

Homasote Company manufactures building and industrial products used in various construction and manufacturing industries.

Homasote International Sales Co., Inc. is an export company.











                  Homasote Company and Subsidiary
    CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

                                       Years ended December 31


                                1997         1996         1995
                                   ---------   ----------   ---------

Net sales                   $ 24,979,819 $ 26,969,869 $25,536,461
Cost of sales                 19,419,846   20,013,748  18,870,545
                              ----------   ----------  ----------
Gross profit                   5,559,973    6,956,121   6,665,916
Selling, general and
 administrative expenses       6,350,194    5,850,714   5,465,568
                              ---------   ----------  ----------
Operating (loss) income        (790,221)    1,105,407   1,200,348
Other income (expense):
Gain on sale of assets            10,942       13 219      4,300
Interest income                  159,678       94,730    115,969
Interest expense               (185,678)     (89,600)   (85,472)
Other income                     86,681       69,975      76,765
                             ----------   ----------  ----------
                                  71,623       88,324    111,562
                             ----------   ----------  ----------
(Loss) earnings before
 income taxes                      (718,598)    1,193,731  1,311,910
Income tax benefit
 expense (note 5)             (272,820)      485,242     525,810
                             ----------   ----------  ----------
Net (loss) earnings                (445,778)      708,489     786,100

Retained earnings at beginning
 of year                          14,950,349   14,407,554  13,842,541
 less cash dividends paid
 ($.24 per share in 1997,
  $.44 per share in 1996 and
  $.58 per share in 1995)       (90,300)    (165,694)  (221,087)
                             ----------   ----------  ----------
Retained earnings at
 end of year                $ 14,414,271 $ 14,950,349 $14,407,554
                             ==========   ==========  ==========
Net (loss) earnings per
 common share -- basic     $     (1.22) $       1.88 $      2.05
                             ==========   ==========  ==========
Common shares outstanding
 (weighted average)              364,479      376,528     383,756
                             ==========   ==========  ==========

See accompanying notes to consolidated financial statements.

                       Homasote Company and Subsidiary
                        CONSOLIDATED BALANCE SHEETS

ASSETS
                             December 31,        December 31,
                                 1997               1996
                            ------------         -----------

CURRENT ASSETS

Cash and cash equivalents    $    892,150       $   2,680,061
Accounts receivable (net
 of allowance for doubtful
 accounts of $58,854 and
 $59,776 in 1997 and 1996,
 respectively)                 2,212,448           1,873,340
Inventories (note 2)           2,650,989           3,085,886
Refundable income taxes           432,704                 ---
Deferred income
 taxes (note 5)                  119,175             102,760
Prepaid expenses and
 other current assets             471,087             241,253
                            ------------         -----------
Total current assets         $  6,778,553       $   7,983,300
                            ------------         -----------PROPERTY, PLANT AND
 EQUIPMENT, NET
 (notes 3 and 4)               10,994,712           7,539,476

OTHER ASSETS:
Deferred income
 taxes (note 5)                   19,546              57,864
Restricted cash (note 4)          537,248           2,957,373
Other (note 6)                 1,807,037           1,529,189
                            ------------         -----------
                             $ 20,137,096       $  20,067,202
                            ============         ===========














LIABILITIES AND STOCKHOLDERS' EQUITY

                             December 31,        December 31,
                                 1997               1996
                            ------------         -----------

CURRENT LIABILITIES

Short term debt (note 4)         $  1,000,000       $         ---
Current installments of
 long-term debt (note 4)     $    392,500       $     152,500
Accounts payable                1,426,190             986,662
Accrued income taxes                  ---             329,228
Accrued expenses (note 7)         576,533             582,929
                            ------------         -----------
Total current liabilities    $  3,395,223       $   2,051,319

LONG-TERM DEBT, excluding
 current installments (note 4)  3,562,500           3,987,500
OTHER LIABILITIES (note 6)      5,205,064           5,084,454
                            ------------         -----------
Total liabilities              12,162,787          11,123,273
                            ------------         -----------
STOCKHOLDERS' EQUITY

Common stock, par value $0.20
 per share; Authorized
 1,500,000 shares;
 Issued 863,995 shares            172,799             172,799
Additional paid-in capital        898,036             898,036
Retained earnings              14,414,271          14,950,349
                            ------------         -----------
                               15,485,106          16,021,184
Less cost of common shares in
 treasury - 515,194 shares in
 1997 and 487,744 shares in
 1996 (note 8)                 7,510,797           7,077,255
                            ------------         -----------
Total stockholders' equity      7,974,309           8,943,929
                            ------------         -----------
                             $ 20,137,096       $  20,067,202
                            ============         ===========

COMMITMENTS AND CONTINGENCIES (note 10)

See accompanying notes to consolidated financial statements.



                            Homasote Company and Subsidiary
                        CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  YEARS ENDED DECEMBER 31

                                1997        1996       1995
                            -----------  ---------- -----------

Cash flows from operating
 activities:
Net (loss) earnings          $ (445,778)  $   708,489  $  786,100
Adjustments to reconcile
 net (loss) earnings to net
 cash (used in) provided by
 operating activities:
Depreciation and amortization    888,944       606,830    532,895
Gain on disposal of fixed
 assets                        (10,942)      (13,219)    (4,300)
Deferred income taxes            21,903        42,439     23,460

Changes in assets and
 liabilities:
(Increase) decrease in
 accounts receivable, net       (339,108)    (223,983)      8,909
Decrease (increase) in
 inventories                     434,897       671,546  (120,265)
Decrease (increase) in
 prepaid income taxes                ---       294,291      (294,291)
Increase in other assets        (341,565)    (223,697)   (64,241)
Increase in refundable income
 taxes                         (432,704)          ---        ---
Increase (decrease) in prepaid
 expenses and other current
  assets                      (229,834)        54,664   (58,781)
Increase in accounts payable     439,528       259,356     82,311
Decrease (increase) in accrued
 expenses                            (6,396)       163,288  (135,705)
Decrease (increase) in accrued
 income taxes                 (329,228)       329,288  (588,751)
Increase in other liabilities    120,610       128,269    272,815
                             ----------    ----------   --------
Net cash (used in) provided
 by operating activities       (229,673)    2,797,501    440,156
                             ----------    ----------  ---------








Cash flows from investing
 activities:

Proceeds from sale of
 equipment                        21,803       13,219       4,300
Capital expenditures         (4,291,324)  (2,444,627)   (886,221)
Decrease (increase) in
 restricted cash               2,420,125  (2,957,373)        ---
                             ----------   ----------   ---------
Net cash used in investing
 activities                   (1,849,396) (5,388,781)   (881,921)
                             ----------   ----------  ----------
Cash flows from financing
 activities:

Proceeds from issuance of
 short-term debt               1,000,000     1,000,000            ---
Repayment of short-term debt         ---   (1,775,000)    (3,591)
Repayment of long-term debt    (185,000)           ---  (150,000)
Cash dividends paid             (90,300)     (165,694)  (221,087)
Proceeds from sale of
 treasury stock                   32,500           ---      3,925
Purchase of treasury
 stock                          (466,042)      (23,700)  (244,085)
Proceeds from bond issue             ---     4,140,000        ---
Debt acquisition costs               ---      (233,292)       ---
                              ----------   ----------   --------Net cash
provided by (used in)
 financing activities:           291,158     2,942,314   (614,838)
                             ----------   ----------   ---------Net decrease
(increase) in
 cash and cash equivalents    (1,787,911)      351,034 (1,056,603)
Cash and cash equivalents
 at beginning of year          2,680,061     2,329,027  3,385,630
                             ----------    ----------  ----------
Cash and cash equivalents
 at end of year              $   892,150   $ 2,680,061 $2,329,027
                             ==========    ==========  ==========

Supplemental disclosures of
 cash flow information:
 Cash paid during the years for:

  Interest                   $   185,678  $    90,323  $   78,855
                             ----------   ----------   ---------
  Income taxes               $   479,640  $    53,294  $1,385,330
                             ----------   ----------   ---------

See accompanying notes to consolidated financial statements.




Homasote Company and Subsidiary
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1997, 1996 and 1995

NOTE 1-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    DESCRIPTION OF BUSINESS: Homasote Company is in the business of manufacturing insulated wood fibre board and polyisocyanurate foam products, and operates in only one industry segment: the manufacture and sale of rigid polyisocyanurate and structural insulating building materials and packaging products for industrial customers. Sales in 1997 were distributed as follows: building material wholesalers and contractors, approximately 77%; and industrial manufacturers, approximately 23%; and in 1996: building material wholesalers and contractors, approximately 75%, and industrial manufacturers, approximately 25%.
    The Company's primary basic raw material, wastepaper, is generally readily available from two suppliers with which the Company has purchase contracts that expire in 2009. (See note 10)

    PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Homasote International Sales Co., Inc. All significant intercompany balances and transactions have been eliminated in consolidation.

    CASH AND CASH EQUIVALENTS: The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

    INVENTORY VALUATION COST: Inventories are valued at the lower of weighted average actual cost, which approximates first-in, first-out (FIFO), or market.

    DEPRECIATION: Property, plant and equipment is stated at cost. Depreciation of plant and equipment is computed using the straight-line and various accelerated methods at rates adequate to depreciate the cost of applicable assets over their expected useful lives. Maintenance and repairs are charged to operations as incurred and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the accumulated depreciation thereon is removed from the accounts with any gain or loss realized upon sale or disposal charged or credited to operations.

    DEBT ACQUISITION COSTS: Debt acquisition costs consist principally of costs associated to secure long-term debt (see note
4). These costs are being amortized using the straight-line method over the term of the related debt.

    REVENUE RECOGNITION: Revenue from product sales is recognized when the related goods are shipped and all significant obligations of the Company have been satisfied.

    EARNINGS PER SHARE: Effective December 31, 1997, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share." SFAS No. 128 requires a dual presentation of earning per share--basic and diluted. Basic earnings per share has been computed by dividing net (loss) earnings by the weighted average number of common shares outstanding during the period. Diluted earnings per share is not presented since the Company has a simple capital structure with only common stock outstanding in 1997, 1996, and 1995.

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

    EMPLOYEE BENEFIT PLANS: The Company has a non-contributory pension plan covering substantially all employees who meet age and service requirements. Additionally, the Company provides certain health care and life insurance benefits to retired employees. The net periodic pension costs are recognized as employees render the services necessary to earn pension and post-retirement benefits.

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

    IMPAIRMENT OF LONG-LIVED ASSETS AND LONG-LIVED ASSETS TO BE DISPOSED OF: Effective January 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets to Be Disposed Of" ("SFAS 121"). This statement requires that long-lived assets and certain identifiable intangibles held and used by the Company be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. SFAS 121 also requires that assets to be disposed of be reported at the lower of the carrying amount or the fair value less costs to sell. Adoption of this statement did not have a material impact on the Company's financial position, results of operations, or liquidity.


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


NOTE 2-INVENTORIES

    The following are the major classes of inventories as of
December 31, 1997 and 1996:
                               1997           1996
                             ---------      ---------
         Finished goods    $ 1,726,209    $ 1,940,344
         Work in process         8,001         66,770
         Raw materials         916,779      1,078,772
                             ---------      ---------
                           $ 2,650,989    $ 3,085,886
                             =========      =========
Inventories include the cost of materials, direct labor and
manufacturing overhead.

NOTE 3-PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists of the following at December
31:
                         --------------------------------------
                                                      Estimated
                             1997        1996       Useful Lives
                         ----------    ----------   ------------
Land                        $     93,543  $     93,543
Buildings and additions   9,045,195     9,003,571    10-50 years
Machinery and equipment  25,754,968    19,703,379     5-20 years
Office equipment          1,162,530       981,175       10 years
Automotive equipment        521,960       445,894      3-5 years
Construction in progress     245,480     2,397,604
                         ----------    ----------
                       $ 36,823,676  $ 32,625,166

Less accumulated
depreciation             25,828,964    25,085,690
                         ----------    ----------
                       $ 10,994,712  $  7,539,476
                         ==========    ==========

NOTE 4-DEBT

    In November 1996, the Company entered into a loan agreement
(the "Agreement") and promissory note with the New Jersey Economic
Development Authority (the "Authority").  Under the Agreement, the
Authority loaned the Company $4,140,000 out of the proceeds from the issuance of the Authority's Economic Growth Bonds (Greater
Mercer County Composite Issue) 1996 Series E (the Bonds) to be used in connection with specified capital expenditures described in the Agreement. Interest is charged at the variable rate of interest due on the Bonds (3.7% at December 31, 1997).
    In connection with the Agreement, the Authority also entered into a trust indenture with a bank to serve as trustee and tender agent for the loan proceeds. Principal and interest are payable monthly to the trustee in varying amounts through 2006. The funds are held by the bank amounted to $537,248 and $2,957,373 at December 31, 1997 and 1996, respectively, and are classified as a restricted non-current asset in the accompanying consolidated balance sheets. The Company believes these funds will be sufficient to cover its remaining capital expenditure commitments in 1998.
    The trust indenture is secured in part by the Agreement and by a direct pay Letter of Credit facility issued by another bank in the face amount of $4,209,000. The Letter of Credit facility contains financial and other restrictive covenants including minimum tangible net worth and other financial ratios. At December
31, 1997, the Company was not in compliance with a financial covenant and, on March 19, 1998, the Company received a waiver of such noncompliance from the bank. Additionally, on March 19, 1998, the bank amended certain covenants prospectively such that management believes the Company will be in compliance with the covenants throughout 1998.
    In order to reduce its risks from interest rate fluctuations under the Agreement, the Company entered into a five-year interest rate cap agreement with a bank at a cost of $101,000 which is being amortized to interest expense over the life of the agreement. The agreement entitles the Company to receive, on a monthly basis, the amounts, if any, by which the interest payments on the Bond exceed
4.5% per annum.
    The balance of long-term debt outstanding at December 31, 1997 and 1996 was $3,955,000 and $4,140,000 respectively. The aggregate maturities of long-term debt for each of the five years subsequent to December 31, 1997, are as follows: 1998, $392,500; 1999,
$406,667; 2000, $417,500; 2001, $432,500; 2002, $447,500;
thereafter $1,858,333.

    The Company has a $2.0 million unsecured demand note line of credit agreement with a bank which has no specific expiration date but is cancelable by the bank at any time. Interest is charged at the bank's index rate (8.5% at December 31, 1997) less 0.25%. As of December 31, 1997, $1.0 million was outstanding under the line of credit. On February 4, 1998, the Company increased the borrowings outstanding under this facility to the full $2.0 million.
    Total interest costs incurred during 1997 was approximately
$289,000, of which approximately $103,000 was capitalized.


NOTE 5-INCOME TAXES

Income tax expense is computed based on the applicable statutory rates and is comprised of the following:

                                 1997         1996        1995
                                -------     -------     -------
Current:

    Federal                  $ (294,723) $  341,473  $  387,601
    State                             0     101,330     114,749
                                -------     -------     -------
                               (294,723)    442,803     502,350
                                -------     -------     -------
Deferred:
    Federal                      62,384      36,072      19,941
    State                       (40,481)      6,367       3,519
                                -------     -------     -------
                                 21,903      42,439      23,460
                                -------     -------     -------
Total income tax (benefit)
expense                       $(272,820)  $ 485,242   $ 525,810
                                =======     =======     =======

The actual income tax expense differs from the amounts computed by applying the U.S. Federal Income Tax rate of 34% to (loss) earnings before income taxes as a result of the following:

                                 1997         1996        1995
                                -------     -------     -------
Computed "expected" tax
 (benefit) expense            $(244,323)  $ 405,869   $ 446,049
State income taxes (net of
 Federal income tax benefit)     (26,717)     71,080      78,057
Other                            (1,780)      8,293       1,704
                                -------     -------     -------
                              $(272,820)  $ 485,242   $ 525,810
                                =======     =======     =======

The tax effect of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1997 and 1996 are presented below:





                                              1997        1996
                                            -------     -------
Deferred tax assets:
    Accounts receivable, due to allowance
     for doubtful accounts               $   23,542  $   23,910
    Inventories, principally due to
     reserves for obsolescence              161,672     177,672
    Other liabilities, principally due to
     supplemental pension and post-
     retirement costs                     2,082,025   2,033,782
    Nondeductible accrued expense            29,784      25,103
    Net operating loss carryforwards--
     state                                   51,490         ---
                                          ---------   ---------
      Total gross deferred tax assets     2,348,513   2,260,467
    Less valuation allowance             (1,032,940) (1,032,940)
                                          ---------   ---------
      Net deferred tax assets             1,315,573   1,227,527
                                          ---------   ---------

Deferred tax liabilities:
    Fixed assets, due to accelerated
     depreciation                           500,522     522,522
    Other assets, due to pension costs      657,623     520,997
    Accumulated DISC income                  18,707      23,384
                                          ---------   ---------
      Total gross deferred tax
      liabilities                         1,176,852   1,066,903
                                          ---------   ---------
      Net deferred tax asset             $  138,721  $  160,624
                                          =========   =========

There was no change in the total valuation allowance for the years ended December 31, 1997 and 1996. In addition, at December 31,
1997, the Company has net operating loss carryforwards for state income tax purposes of approximately $850,000, which are available to reduce future state income taxes, if any, through the year 2004.














NOTE 6-EMPLOYEE BENEFIT PLANS

    The Company has a noncontributory defined benefit retirement plan (the Pension Plan) covering all eligible employees. Benefits under the Pension Plan are calculated at a rate of $15.00 per month per year of service, as defined (increased to $20.00 in January
1998). Additionally a supplemental noncontributory plan (the Supplemental Plan) covering certain key employees of the Company provides benefits based upon the employee's compensation, as defined, during the highest five of the last ten consecutive years preceding retirement.
    Actuarial assumptions for both the Pension and Supplemental Plans include 7.25% (7.25% in 1996 and 1995) for the assumed discount rate used to determine the present value of future benefits, (7.00% for expense) and 8.5% for expected long-term rate of return on plan assets. The assumed rate of average future increases in pension benefit compensation was 5.5% for disclosure and 5% for expense (5% in 1996 and 1995).
    Employer costs (benefit) for the Pension and Supplemental
Plans amounted to $(13,651), $145,707, and $289,870 in 1997, 1996 and 1995, respectively. Net periodic pension cost in 1997, 1996 and 1995 was composed of the following:


                                                1997
                                       Pension      Supplemental
     Net periodic pension cost           Plan           Plan
     -------------------------      -----------     ------------
Service cost-benefits earned
 during the period                  $   95,678        $   39,510
Interest cost on projected
 benefit obligation                         340,347           193,743
Actual return on plan assets        (1,545,757)              ---
Net amortization and deferral               768,167            94,661
                                     ---------         ---------
                                    $ (341,565)       $  327,914
                                     =========         =========













                                                1996
                                       Pension      Supplemental
     Net periodic pension cost           Plan           Plan
     -------------------------      -----------     ------------
Service cost-benefits earned
 during the period                  $   93,276        $   38,549
Interest cost on projected
 benefit obligation                         332,931           204,758
Actual return on plan assets        (1,313,346)              ---
Net amortization and deferral               663,442           126,097
                                     ---------         ---------
                                    $ (223,697)       $  369,404
                                     =========         =========

                                                1995
                                       Pension      Supplemental
     Net periodic pension cost           Plan           Plan
     -------------------------      -----------     ------------
Service cost-benefits earned
 during the period                  $   79,782        $   35,561
Interest cost on projected
 benefit obligation                         333,473           207,047
Actual return on plan assets        (1,828,743)              ---
Net amortization and deferral             1,347,071           115,679
                                     ---------         ---------
                                    $  (68,417)       $  358,287
                                     =========         =========


    The Company's funding policy for the Pension Plan is to contribute amounts sufficient to meet minimum funding requirements set forth in U.S. employee benefit and tax laws. The Company's policy for funding the Supplemental Plan is to contribute benefits in amounts as determined at the discretion of management. As of December 31, 1997 and 1996, the Supplemental Plan was unfunded. A schedule reconciling the projected benefit obligation of the Company's two pension plans with recorded pension asset (liability) is as follows:











                                             1997
Reconciliation of funded status      Pension      Supplemental
    as of December 31                 Plan           Plan
-------------------------------    -----------    -------------
Actuarial present value of benefit
 obligation
    Vested benefit obligation      $(5,036,931)     $(2,169,973)
    Accumulated benefit obligation  (5,079,592)      (2,451,209)
                                     =========        =========
Projected benefit obligation for
 service rendered to date           (5,079,592)      (2,928,666)
Plan assets at fair market value     9,305,347              ---
                                     ---------         ---------
Assets in excess of (less than) pro-
 jected benefit obligation           4,225,755       (2,928,666)
Unamortized net transition (asset)
 obligation                           (116,255)         547,113
Unrecognized prior service cost        160,172              ---
Unrecognized net gain from past
 experience different from that
 assumed                            (2,625,615)        (598,808)
                                     ---------         ---------
(Accrued)/prepaid pension cost     $ 1,644,057      $(2,980,361)
                                     =========         =========


                                             1996
                                     Pension       Supplemental
  Reconciliation of funded status        Plan         Plan
   -------------------------------        -----------   ------------
Actuarial present value of benefit
 obligation
    Vested benefit obligation      $(4,796,768)    $(2,193,562)
    Accumulated benefit obligation  (4,845,123)     (2,458,153)
                                     =========      ===========
Projected benefit obligation for
 service rendered to date           (4,845,123)     (3,026,893)
Plan assets at fair market value     8,123,079             ---
                                     ---------      -----------
Assets in excess of (less than)
 projected benefit obligation         3,277,956     (3,026,893)
Unamortized net transition (asset)
 obligation                           (143,933)        683,891
Unrecognized prior service cost        147,264             ---
Unrecognized net gain from past
 experience different from that
 assumed                            (1,978,795)       (401,008)
                                     ---------       ----------
(Accrued)/prepaid pension cost     $ 1,302,492     $(2,744,010)
                                     =========       ==========

    The Company has a voluntary savings plan for which all employees are eligible. The Plan provides for the Company to contribute a minimum of $0.25 for every dollar contributed by employees, up to 4% of their salaries. Company contributions charged to operations under this plan amounted to approximately $29,000 in each of the years 1997, 1996 and 1995.
    The Company also provides certain health care and life insurance benefits for retired employees. Only Company employees retired on or before May 1, 1992, are eligible for the health care benefit. Effective January 1998, the Company amended eligibility to participate in the plan to include all retirees (past and present) who have reached the age of 65. The Company's policy is to fund the cost of health care and life insurance benefits for retirees in amounts determined at the discretion of management. As of December 31, 1997, and 1996 the plan was unfunded.

The post-retirement benefit cost for 1997, 1996 and 1995 was composed of the following:
                             1997        1996        1995
                           -------     -------     -------
Service cost            $    3,329   $   3,681   $   3,006
Interest cost               67,350      65,432     150,542
Net amortization
 and deferral             (105,757)   (141,435)    (31,228)
                           -------     -------     -------
Net post-retirement cost      $ (35,078)  $ (72,322)  $ 122,320
 (credit)                       =======     =======     =======


The actuarial present value of benefit obligations and the amount recognized in the consolidated balance sheets, included in other liabilities, as of December 31, 1997 and 1996 are as follows:

                                       1997        1996
                                    ---------    ---------
Retirees                          $   890,478  $   859,062
Fully eligible active plan
 participants                          48,990       43,581
Other active plan participants         31,994       33,796
                                    ---------    ---------
Accumulated post-retirement
 benefit obligation                        971,462      936,439
Unrecognized actuarial gain         1,253,241    1,404,005
                                    ---------    ---------
Accrued post-retirement benefit
 obligation                       $ 2,224,703  $ 2,340,444
                                    =========    =========

    Effective June 1995, the Company changed its insurance carrier providing health care benefits for retirees at a cost savings to the Company. This change did not impact upon the benefits offered to the retirees. The result of this change on the actuarial present value of benefit obligations was to reduce the accumulated post-retirement benefit obligation and increase the unrecognized actuarial gain. The unrecognized actuarial gain will be based on the remaining life expectancy of the retirees.

    The assumed annual rate of future increases in the per capita cost of health care benefits was 9% for both disclosure and expense in 1997 (10% in 1996). The rate was assumed to decline gradually to 5.5% for expense and for disclosure in 2002, and remain level thereafter. Increasing the health care cost trend by 1% in each year would increase the accumulated benefit obligation and the interest cost of $51,000 and $3,400, respectively, for 1997, and $49,000 and $3,300, respectively, for 1996. The weighted average discount rate used in determining the accumulated benefit obligation was 7.25% for disclosure and 7% for expense in 1997 (7.25% and 7.25%, respectively, in 1996).



NOTE 7-ACCRUED EXPENSES

    Accrued expenses as of December 31, 1997 and 1996 consist of the following:
                                       1997        1996
                                     -------     -------
Commissions                        $ 257,784   $ 213,626
Payroll                              115,940     116,165
Other                                202,809     253,138
                                     -------     -------
                                   $ 576,533   $ 582,929
                                     =======     =======

NOTE 8-TREASURY STOCK

    The Company has a policy of offering directors, officers, and employees the option to purchase reacquired shares of Homasote
Company common stock on the date acquired and at the purchase price paid by the Company.







A summary of activity for the years 1997, 1996 and 1995 is as follows:
            Acquired           Sold       Retained in Treasury
        ----------------    -------------    ----------------
       Shares    Cost      Shares  Cost     Shares      Cost
       ------    ----      ------  ----     ------      ----
1997        29,950  $ 466,042   2,500  $ 32,500  27,450  $ 433,542
1996         1,200  $  23,700     ---  $    ---   1,200  $  23,700
1995        13,755  $ 244,085     250  $  3,925  13,505  $ 240,160


NOTE 9-FAIR VALUE OF FINANCIAL INSTRUMENTS

    Financial Accounting Standards Board Statement No. 107, "Disclosures about the Fair Value of Financial Instruments," defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. The carrying amounts of the Company's financial instruments at December 31, 1997 and 1996 approximate fair value because of the short maturity of those instruments and with respect to the Bonds (see note 4) due to the variable interest rates which approximate current market rates.

NOTE 10-COMMITMENTS AND CONTINGENCIES

    The Company's primary basic raw material, wastepaper, is generally readily available from two suppliers with which the Company has purchase contracts that expire in 2009. Under the terms of the contracts, the Company is required to make purchases at a minimum price per ton, as defined, or at the prevailing market price, whichever is greater. The contracts do not require minimum quantity purchases by the Company. Purchases in 1997 and 1996 aggregated approximately $923,000 and $929,000, respectively.

    During the normal course of business, the Company is from time to time involved in various claims and legal actions. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial position or results of operations.

    On November 1, 1997, a fire broke out on the Company's new gas fired board dryer. The fire caused severe damage to the dryer, as well as disruptions to production. The Company has filed an insurance claim.







INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
HOMASOTE COMPANY

We have audited the accompanying consolidated balance sheets of Homasote Company and subsidiary as of December 31, 1997 and 1996, and the related consolidated statements of operations and retained earnings and cash flows for each of the years in the three-year period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Homasote Company and subsidiary as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1997, in conformity with generally accepted accounting principles.

February 20, 1998 except as to the third paragraph of note 4, which is as of March 19, 1998
Princeton, N.J.



















MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

RESULTS OF OPERATIONS 1997-1996

    The Company's sales are derived from building material wholesalers and industrial manufacturers. 1997 sales decreased by $1,990,000, or 7.4%, to $24,980,000, from $26,970,000 in 1996.
While demand remained strong through the third quarter of 1997, production and floor inventories could not keep pace with orders for Homasote products. This was due to the 40% reduction in production capacity brought about by the removal of two production units to make room for installation of new, more efficient production equipment.
    The Company installed a new dryer that was originally scheduled for partial completion in June 1997, but was placed into modified production during the last week of September 1997 for an initial shakedown period in order to surface potential operating problems. However, on November 1, 1997, a fire occurred in the new dryer, causing severe damage to the rolls, insulation and other structural steel components, rendering it inoperable and resulting in an interruption of the Company's anticipated productivity of its major product line, which adversely affected revenues and profitability. The dryer was placed in a temporary state of repair and production resumed on January 12, 1998. On January 30, 1998, there was another fire in the new dryer that was restricted to an area at the end of the dryer. The damage was repaired in a short period of time with a resumption of production on February 9, 1998. Once back into production, the new dryer is expected to produce at a level of 40% of its anticipated production capability, which level is equivalent to the Company's previous capacity in running five units.
    Management believes that insurance will cover substantially all of the Company's property and business losses relating to the fires. However, the Company may incur costs as a result of the fires which will not be covered by insurance. Management is unable to estimate at this time the magnitude of such costs. The insurance claims process is lengthy, and its outcome cannot be predicted with certainty.
    Based on its present assessment of the situation, management believes that the fires have had an adverse effect on the Company's financial position and operating results which can be expected to continue well into 1998. The Company believes that recovery under its business interruption policy, when finally received, should provide the wherewithal to cover the substantial portion of lost revenues.
    Cost of goods sold, as a percentage of sales, increased from 74.2% in 1996, to 77.7% in 1997. This increase is attributable to increased overhead due to production inefficiencies, repairs to the new dryer, higher maintenance costs on the older equipment, and overtime incurred in an effort to meet demand for the Company's product.


    Selling, general and administrative expenses as a percentage of sales were 25.4% in 1997 as compared to 21.7% in 1996. SG&A expenses increased in the areas of salaries, due to the hiring of additional personnel for the sales force, advertising, and claims for unsatisfactory material.
    Interest income increased by 68.6% to $159,678 in 1997 from $94,730 in 1996, due primarily to the balance being carried for the full year of 1997 in the restricted cash account for new dryer-related purchases.
    Interest expense on debt increased by 107.2% to $185,678 in 1997, from $89,600, in 1996, due to debt incurred with relation to the dryer project.
    As a result of the loss in 1997, the Company recorded an income tax benefit of $272,820 which primarily relates to a federal income tax refund due the Company from carrying such loss back to years in which the Company paid income taxes.


RESULTS OF OPERATION 1996-1995

    The Company's sales are derived from building material wholesalers and industrial manufacturers. 1996 sales increased by $1,443,000, or 5.6%, to $27.0 million, from $25.5 million in 1995.
This was due primarily to a change in marketing strategy, which included a September 1996 agreement with Weyerhaeuser Corporation for the joint marketing and distribution in the Unites States, of the Company's building products, contributing to an increase in sales volume in the third and fourth quarters of 1996. The approximate sales mix of products in 1996 remains unchanged from 1995, with sales of Millboard wholesalers at 75% and Industrial manufacturers at 25%. Cost of goods sold, as a percentage of sales, increased from 73.9% in 1995, to 74.2% in 1996, a change of $1,143,000. Net earnings as a percentage of sales decreased from 3.1% in 1995 to 2.6% in 1996, a change of $78,000. While the fourth quarter 1996 cost of goods sold percentage reflected improvements in production volumes and manufacturing efficiencies, it was not sufficient to offset the higher costs incurred during the first nine months of the year resulting in the full year 1996 cost of sales percentage being higher than 1995.
    Selling, general and administrative expenses as a percentage of sales were comparable from 1996 to 1995 at 21.6% and 21.4% respectively.
    Interest income decreased by 18.3% to $94,730 in 1996, from $115,969 in 1995, due to lower average balance of funds available for investment.
    Interest expense on debt increased by 4.8% to $89,600 in 1996, from $85,500 in 1995, due to increasing interest rates on an increasing average balance of debt outstanding. The effective income tax expense rate increased to 40.6% in 1996 as compared to 40.1% in 1995 primarily as a result of a higher effective rate for state income taxes.



LIQUIDITY AND CAPITAL RESOURCES

     Cash flows from operating activities and bank borrowings are the primary sources of liquidity. Net cash (used in) provided by operating activities amounted to $(0.2) million in 1997, $2.8 million in 1996, and $0.4 million in 1995.
    Capital expenditures for new and improved facilities and equipment, which are financed primarily through internally generated funds and debt, were $4.3 million in 1997, $2.4 million in 1996, and $0.9 million in 1995. The Company has estimated capital expenditures for 1998 in the amount of $3,230,500. Such amounts may be revised based on the timing of receipts of payments or settlements from its insurance carrier on the fire loss described under "Results of Operations 1997-1996".
    Cash flows from financing activities declined from $2.9 million in 1996 to $0.3 million in 1997, primarily as a result of proceeds of $4.1 million in 1996 from a bond issue (none in 1997) and a reduction of $1.8 million of repayments of short-term debt.
    In November 1995, the Company entered into a contract with a manufacturer for the purchase of a new gas fired board dryer. The entire expansion project included the dryer, renovations to plant and ancillary equipment, rerouting conveyors and rebuilding and replacing molds. As discussed under "Results of Operation 1997-1996", management believes that insurance will cover substantially all of the Company's property and business losses relating to the fires. However, the Company may incur costs as a result of the fires which will not be covered by insurance. Management is unable to estimate at this time the magnitude of such costs. The insurance claims process is lengthy, and its outcome cannot be predicted with certainty.
    Based on its present assessment of the situation, management believes that the fires have had an adverse effect on the Company's financial position and operating results which can be expected to continue well into 1998. The Company believes that recovery under its business interruption policy, when finally received, should provide the wherewithal to cover a substantial portion of lost revenues.
    At December 31, 1997, the Company had a $2.0 million unsecured demand note line of credit with a bank of which $1.0 million was outstanding. On February 4, 1998, the Company increased the borrowings outstanding to the full $2.0 million. Management believes that cash flows from operations coupled with its bank credit facilities are adequate for the Company to meet its obligations.
    The Company has a Letter of Credit facility which contains financial and other covenants. At December 31, 1997, the Company was not in compliance with a financial covenant and , on March 19, 1998, the Company received a waiver of such noncompliance from the bank and the bank amended certain covenants prospectively such that management believes the Company will be in compliance with the covenants throughout 1998.



YEAR 2000

    The Company is conducting a review of its computer systems to identify the systems that could be affected by the Year 2000 issue. The Company is developing an implementation plan to resolve this issue. Management presently believes that with modifications to existing software, and conversions to new software for certain applications, the Year 2000 matter will not pose a significant operational problem for the Company. Management expects its implementation plans to be completed on a timely basis.

INFLATION AND ECONOMY

    The Company will continue to maintain a policy of constantly monitoring such factors as product demand and costs, and will adjust prices as these factors and the economic condition warrant.


OTHER DEVELOPMENTS

    During 1994, demand for wastepaper, the primary raw material for the Company's products, surpassed the supply for the first time. This situation was due primarily to demand by new industries created to handle the volume of wastepaper generated by mandated municipal recycling, and as a result, effective in September 1994, the Company entered into purchase agreement contracts to purchase readily available wastepaper from two suppliers. Under the terms of the contracts, the Company is required to make purchases at a minimum price per ton, as defined, or at the prevailing market price, whichever is greater. The contracts do not require minimum quantity purchases by the Company. Purchases in 1997 and 1996 aggregated approximately $923,000 and $929,000, respectively. The contracts expire in 2009.
    In September 1996, the Company signed an agreement with Weyerhaeuser Corporation for the joint marketing and distribution of the Company's products.
    On February 21, 1997, the Board of Directors of the Company authorized the retention of a financial advisor to assist in the investigation of alternatives to enhance the value of the Company's common stock to the shareholders. On May 23, 1997, the Board of Directors terminated this effort due to developments with respect to union negotiations.
    On May 22, 1997, an election was conducted by the National Labor Relations Board ("NLRB"), electing Teamsters Local Union No. 701 to be the exclusive bargaining representative for wages, hours and conditions of employment for the hourly employees of the Company. Negotiations have commenced with the bargaining unit to reach a labor contract covering the employees in the bargaining unit. Management does not believe that the unionization of the hourly employees will materially affect the Company's financial position or results of operations.



SUMMARIZED (unaudited) QUARTERLY FINANCIAL DATA OF THE COMPANY FOR
THE YEARS 1997 AND 1996 ARE AS FOLLOWS:
         (in thousands of dollars except per share data)

                                     1997
                      -----------------------------------
                      First    Second     Third    Fourth
                      -----     -----     -----     -----
Net Sales                $ 6,731   $ 6,177   $ 6,003   $ 6,069
                      =====     =====     =====     =====
Gross Profit         $ 1,854   $ 1,170   $ 1,043   $ 1,493
                      =====     =====     =====     =====
Net Earnings (loss)  $   129   $  (301)  $  (221)  $   (53)
                      =====     =====     =====     =====
Net earnings (loss)
per common share   $    0.34   $ (0.80)   $(0.62)   $(0.14)
                      =====     =====     =====     =====


                                     1996
                      -----------------------------------
                      First    Second     Third    Fourth
                      -----     -----     -----     -----
Net Sales                $ 6,143   $ 6,431   $ 7,446   $ 6,950
                      =====     =====     =====     =====
Gross Profit         $ 1,485   $ 1,346   $ 1,544   $ 2,581
                      =====     =====     =====     =====
Net Earnings (loss)  $    17   $   (15)  $    55   $   651
                      =====     =====     =====     =====
Net earnings (loss)
per common share     $  0.05   $ (0.04)   $ 0.15    $ 1.73
                      =====     =====     =====     =====

The fourth quarter 1997 was adversely affected by a fire in the Company's new dryer, which was offset by an adjustment to reduce depreciation expenses recorded prior to the 4th quarter amounting to approximately $270,000. The fourth quarter, 1996 reflects an improved gross profit margin compared to prior 1996 quarters, due primarily to higher production volume, improved manufacturing efficiencies, sales product mix and a reduction of pension costs and property taxes. Also, net earnings benefited in the fourth quarter of 1996 as a result of the reversal of unused customer volume rebates of approximately $100,000 before income taxes.