Form 10-K, Exhibit 13
period 1998-12-31
HOMASOTE CO
filed 1999-04-02
CIK 48165

LETTER TO SHAREHOLDERS

    As described in last year's letter, in November 1997 we experienced a major fire in our new Coe Dryer. The fire adversely affected our bottom line in 1997. Although all Homasote employees strived to deliver material on a timely basis to our customers in 1998, our efforts were hampered because our manufacturing facilities were not producing at 100% capacity. Many major accounts making up our customer base which includes retailers, distributors and OEM manufacturers accepted late shipment of Homasote products. Because of the diligence and service of our sales representatives we have been able to maintain our customer base.
    Our production employees initiated a movement to nullify and decertify the International Brotherhood of Teamsters, Local 701, AFL-CIO, which had been voted in on May 22, 1997. They petitioned the National Labor Relations Board (NLRB) to have an election for decertification. On December 10, 1998, at an election held under the direction and control of the NLRB, the production employees voted 78 to 46 in favor of decertification, resulting in removal of the union.
    As we stated in our 1997 Annual Report, in late January of 1998, we again experienced a fire in the new Coe dryer. The fire was confined to an area at the end of the dryer resulting in a brief disruption to production. However, the effects of both fires caused our general maintenance costs to be substantially higher than those experienced under normal production conditions.
    Although Homasote is still operating on an "only necessary" maintenance repair schedule, the work load placed on our two oldest production lines, numbers 3 and 4, will make it necessary to overhaul both units. This work is currently in progress on the number 4 making unit. Number 3 making unit will most likely be scheduled in the late fall or early winter 2000.
    We are still working with our insurance company to reach an equitable conclusion by which the dryer can be either brought back to its original state as it was before the first fire, or replaced. The business loss associated with both fires has yet to be fully determined and, although we believe it is significant, our insurance company has yet to agree on an amount.
    Net sales for 1998 were $23,915,000 versus 1997 sales of $24,980,000, a decrease of $1,065,000 or 4.3%. Due to the decrease in sales and resulting events associated with the fire, results of operations were a net loss for the year of ($698,229) after an income tax benefit of $337,151, equal to ($2.00) net loss per share. Net working capital was $2,902,215 a decrease of $481,115 from the previous year.
    Throughout the year our Sales Department has been testing our 1/2" 440 product in various floor/ceiling assemblies. The results of these sound and fire tests have been most favorable, resulting in the registration of the trademark "440 Sound Barrier".
    Architects and builders alike have started to specify and use this product wherever a sound and/or fire rated product is needed. The fire tests were conducted by Underwriters Laboratory and now our "440 Sound Barrier" carries the UL label as a component of 48 various (L500 series) floor/ceiling assemblies. The acceptance of this product continues to grow and the sales for 1999 should reflect this growth.
    Our Pak-Line products continue to get recognition in the OEM marketplace. The separator business, both in steel and glass, continues to gain acceptance with new customers on an ongoing basis.
    In 1998, Homasote Company purchased an additional 3,602 shares of Homasote common stock.
    The Company's Common Stock is presently listed on the Philadelphia Stock Exchange ("the Exchange"). The Exchange has notified the Company that it will take action pursuant to its rules to delist the Common Stock because the Company does not meet certain of the Exchange's continued listing requirements. The Company anticipates that the Common Stock will continue to trade in the over-the-counter market should such delisting occur.
    We wish to thank our loyal shareholders, directors, officers, management, employees, customers and suppliers for their continued support through these trying times.



Homasote Company and Subsidiary
Consolidated Five Year Highlights
                                                1998
                                            ---------
Net Sales                                      $  23,915,187
Depreciation and amortization                  $   1,365,692
Net (loss) earnings                       $    (698,229)
Weighted average number of common
 shares outstanding                                  348,630
Net (loss) earnings per share -- basic    $       (2.00)
Dividends-cash                                 $        0.00
Dividends per share                            $        0.00
Working capital                           $   2,902,215
Working capital ratio                             1.6:1
Capital expenditures                      $   1,284,154
Total assets                              $  21,621,616
Long-term debt, excluding current
 portion                                  $   3,155,833
Stockholders' equity                      $   7,272,598
Common shares outstanding                       348,509
Per share book value of common stock      $       20.86

Homasote Company and Subsidiary
Consolidated Five Year Highlights
                                                1997
                                            ---------
Net Sales                                      $  24,979,819
Depreciation and amortization                  $     888,944
Net (loss) earnings                       $    (445,778)
Weighted average number of common
 shares outstanding                                  364,479
Net (loss) earnings per share -- basic    $       (1.22)
Dividends-cash                                 $      90,300
Dividends per share                            $        0.24
Working capital                           $   3,383,330
Working capital ratio                             2.0:1
Capital expenditures                      $   4,291,324
Total assets                              $  20,137,096
Long-term debt, excluding current
 portion                                  $   3,562,500
Stockholders' equity                      $   7,974,309
Common shares outstanding                       348,801
Per share book value of common stock      $       22.86





Homasote Company and Subsidiary
Consolidated Five Year Highlights
                                                1996
                                            ---------
Net Sales                                      $  26,969,869
Depreciation and amortization                  $     606,830
Net (loss) earnings                       $     708,489
Weighted average number of common
 shares outstanding                                  376,528
Net (loss) earnings per share -- basic    $        1.88
Dividends-cash                                 $     165,694
Dividends per share                            $        0.44
Working capital                           $   5,931,981
Working capital ratio                             3.9:1
Capital expenditures                      $   2,444,627
Total assets                              $  20,067,202
Long-term debt, excluding current
 portion                                  $   3,987,500
Stockholders' equity                      $   8,943,929
Common shares outstanding                       376,251
Per share book value common stock         $       23.77

                                                1995
                                            ---------
Net Sales                                      $  25,536,461
Depreciation and amortization                  $     532,895
Net (loss) earnings                       $     786,100
Weighted average number of common
 shares outstanding                                  383,756
Net (loss) earnings per share     -- basic     $        2.05
Dividends-cash                                 $     221,087
Dividends per share                            $        0.58
Working capital                           $   6,503,700
Working capital ratio                             4.4:1
Capital expenditures                      $     886,221
Total assets                              $  15,302,966
Long-term debt, excluding current
portion                                   $         ---
Stockholders' equity                      $   8,424,834
Common shares outstanding                       377,451
Per share book value common stock         $       22.32








Homasote Company and Subsidiary
Consolidated Five Year Highlights
                                                1994
                                            ----------
Net Sales                                      $  25,698,178
Depreciation and amortization                  $     479,977
Net (loss) earnings                       $   1,227,226
Weighted average number of common
 shares outstanding                            $     400,403
Net (loss) earnings per share     --basic      $        3.06
Dividends-cash                                 $     199,457
Dividends per share                            $        0.50
Working capital                           $   7,102,868
Working capital ratio                             4.7:1
Capital expenditures                      $     189,993
Total assets                              $  15,501,034
Long-term debt, excluding current
portion                                   $     775,000
Stockholders' equity                      $   8,099,981
Common shares outstanding                       390,956
Per share book value common stock         $       20.72

TWO YEAR DIVIDEND AND STOCK PRICE COMPARISON
CASH DIVIDENDS

Quarterly cash dividends for the last two years were as follows:

Quarter       1998      1997
              ----      ----
First      $  0.00   $  0.12
Second        0.00      0.12
Third         0.00      0.00
Fourth        0.00      0.00
              ----      ----
           $  0.00   $  0.24

STOCK PRICES

Stock prices for the last two years were as follows:

                   1998                1997
Quarter       High      Low       High      Low
              -----     -----     -----     -----
First       $ 16.25   $ 15.75   $ 16.50   $ 13.00
Second      $ 16.25   $ 16.00   $ 18.25   $ 15.00
Third       $ 16.13   $ 15.25   $ 18.25   $ 14.00
Fourth      $ 15.25   $ 14.00   $ 18.25   $ 16.75

Number of Stockholders at December 31, 1998 and 1997 is 251 and
270, respectively.


PROFILE

Homasote Company manufactures building and industrial products used in various construction and manufacturing industries.

Homasote International Sales Co., Inc. is an export company.












                  Homasote Company and Subsidiary
     CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

                                        Years ended December 31


                                 1998         1997         1996
                                    ---------   ----------
---------

Net sales                   $ 23,915,187 $ 24,979,819 $26,969,869
Cost of sales                 18,647,626   19,419,846  20,013,748
                              ----------   ----------  ----------
Gross profit                   5,267,561    5,559,973   6,956,121
Selling, general and
 administrative expenses       6,597,579    6,350,194   5,850,714
                               ---------   ----------  ----------
Operating (loss) income       (1,330,018)    (790,221)  1,105,407
Other income (expense):
Gain on sale of assets             6,218       10,942      13,219
Interest income                   72,002      159,678      94,730
Interest expense                (284,277)    (185,678)    (89,600)
Other income                     500,695       86,681      69,975
                              ----------   ----------  ----------
                                 294,638       71,623      88,324
                              ----------   ----------  ----------
(Loss) earnings before
 income taxes                 (1,035,380)    (718,598)  1,193,731
Income tax benefit
 expense (note 5)               (337,151)    (272,820)    485,242
                              ----------   ----------  ----------
Net (loss) earnings             (698,229)    (445,778)    708,489

Retained earnings at beginning
 of year                      14,414,271   14,950,349  14,407,554
 less cash dividends paid
 ($.00 per share in 1998,
  $.24 per share in 1997 and
  $.44 per share in 1996)            ---      (90,300)   (165,694)
                              ----------   ----------  ----------
Retained earnings at
 end of year                $ 13,716,042 $ 14,414,271 $14,950,349
                              ==========   ==========  ==========
Net (loss) earnings per
 common share -- basic      $     (2.00) $      (1.22)$      1.88
                              ==========   ==========  ==========
Common shares outstanding
 (weighted average)              348,630      364,479     376,528
                              ==========   ==========  ==========

See accompanying notes to consolidated financial statements.

                       Homasote Company and Subsidiary
                         CONSOLIDATED BALANCE SHEETS

ASSETS
                              December 31,        December 31,
                                  1998               1997
                             ------------         -----------

CURRENT ASSETS

Cash and cash equivalents    $  1,115,815       $     892,150
Accounts receivable (net
 of allowance for doubtful
 accounts of $41,464 and
 $58,854 in 1998 and 1997,
 respectively)                  1,897,904           2,212,448
Inventories (note 2)            3,828,817           2,650,989
Refundable income taxes           218,377             432,704
Deferred income
 taxes (note 5)                   170,095             119,175
Prepaid expenses and
 other current assets             228,745             471,087
                             ------------         -----------
Total current assets         $  7,459,753       $   6,778,553
                             ------------         -----------
PROPERTY, PLANT AND
 EQUIPMENT, NET
 (notes 3 and 4)               10,911,139          10,994,712

OTHER ASSETS:
Deferred income
 taxes (note 5)                       ---              19,546
Restricted cash (note 4)        1,163,601             537,248
Other (note 6)                  2,087,123           1,807,037
                             ------------         -----------
                             $ 21,621,616       $  20,137,096
                             ============         ===========















LIABILITIES AND STOCKHOLDERS' EQUITY

                              December 31,        December 31,
                                  1998               1997
                             ------------         -----------

CURRENT LIABILITIES

Short term debt (note 4)     $  2,000,000       $   1,000,000
Current installments of
 long-term debt (note 4)     $    406,667       $     392,500
Accounts payable                1,403,721           1,426,190
Accrued income taxes                  ---                 ---
Accrued expenses (note 7)         747,150             576,533
                             ------------         -----------
Total current liabilities    $  4,557,538       $   3,395,223

LONG-TERM DEBT, excluding
 current installments (note 4)  3,155,833           3,562,500
 Deferred income taxes (note 5)    52,435                 ---
OTHER LIABILITIES (note 6)      6,583,212           5,205,064
                             ------------         -----------
Total liabilities              14,349,018          12,162,787
                             ------------         -----------
STOCKHOLDERS' EQUITY

Common stock, par value $0.20
 per share; Authorized
 1,500,000 shares;
 Issued 863,995 shares            172,799             172,799
Additional paid-in capital        898,036             898,036
Retained earnings              13,716,042          14,414,271
                             ------------         -----------
                               14,786,877          15,485,106
Less cost of common shares in
 treasury - 515,396 shares in
 1998 and 515,194 shares in
 1997 (note 8)                  7,514,279           7,510,797
                             ------------         -----------
Total stockholders' equity      7,272,598           7,974,309
                             ------------         -----------
                             $ 21,621,616       $  20,137,096
                             ============         ===========

COMMITMENTS AND CONTINGENCIES (note 10)

See accompanying notes to consolidated financial statements.



                            Homasote Company and Subsidiary
                         CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   YEARS ENDED DECEMBER 31

                                 1998          1997        1996
                             -----------   ----------  -----------

Cash flows from operating
 activities:
Net (loss) earnings          $  (698,229) $   (445,778) $ 708,489
Adjustments to reconcile
 net (loss) earnings to net
 cash (used in) provided by
 operating activities:
Depreciation and amortization  1,365,692       888,944    606,830
Gain on disposal of fixed
 assets                           (4,065)      (10,942)   (13,219)
Deferred income taxes             21,061        21,903     42,439

Changes in assets and
 liabilities:
(Increase) decrease in
 accounts receivable, net        314,544      (339,108)  (223,983)
Decrease (increase) in
 inventories                  (1,177,828)      434,897    671,546
Decrease (increase) in
 prepaid income taxes                ---           ---    294,291
Increase in other assets        (280,086)     (341,565)  (223,697)
Increase in refundable income
 taxes                           214,327      (432,704)       ---
Increase (decrease) in prepaid
 expenses and other current
  assets                         242,342      (229,834)    54,664
(Decrease) increase in accounts
 payable                         (22,469)      439,528    259,356
Decrease (increase) in accrued
 expenses                       (170,617)     (335,624)   492,516
Increase in other liabilities  1,378,148       120,610    128,269
                              ----------    ----------   --------
Net cash (used in) provided
 by operating activities       1,524,054      (229,673) 2,797,501
                              ----------    ----------  ---------










Cash flows from investing
 activities:

Proceeds from sale of
 equipment                         6,100       21,803      13,219
Capital expenditures          (1,284,154)  (4,291,324) (2,444,627)
(Decrease) increase in
 restricted cash                (626,353)   2,420,125  (2,957,373)
                              ----------   ----------   ---------
Net cash used in investing
 activities                   (1,904,407)  (1,849,396) (5,388,781)
                              ----------   ----------  ----------
Cash flows from financing
 activities:

Proceeds from issuance of
 short-term debt               1,000,000     1,000,000  1,000,000
Repayment of short-term debt         ---           --- (1,775,000)
Repayment of long-term debt     (392,500)     (185,000)       ---
Cash dividends paid                 ---        (90,300)  (165,694)
Proceeds from sale of
 treasury stock                   58,650        32,500        ---
Purchase of treasury
 stock                           (62,132)     (466,042)   (23 700)
Proceeds from bond issue             ---           ---  4,140,000
Debt acquisition costs               ---           ---   (233,292)
                               ----------   ----------   --------
Net cash provided by (used in)
 financing activities:           604,018       291,158  2,942,314
                              ----------   -----------  ---------
Net increase (decrease) in
 cash and cash equivalents       223,665    (1,787,911)   351,034
Cash and cash equivalents
 at beginning of year            892,150     2,680,061  2,329,027
                              ----------    ----------  ----------
Cash and cash equivalents
 at end of year              $ 1,115,815   $   892,150 $2,680,061
                              ==========    ==========  ==========

Supplemental disclosures of
 cash flow information:
 Cash paid during the years for:

  Interest                   $   284,277  $   185,678  $   90,323
                              ==========    ==========  ==========

  Income taxes               $       ---  $   479,640  $   53,294
                              ==========    ==========  ==========

See accompanying notes to consolidated financial statements.




Homasote Company and Subsidiary
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1998, 1997 and 1996

NOTE 1-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     DESCRIPTION OF BUSINESS: Homasote Company is in the business of manufacturing insulated wood fiberboard and polyisocyanurate foam products, and operates in only one industry segment: the manufacture and sale of rigid polyisocyanurate and structural insulating building materials and packing products for industrial customers. Sales in 1998 were distributed as follows: Building material wholesalers and contractors, approximately 79%; industrial manufacturers, approximately 21%; in 1997: Building material wholesalers and contractors, approximately 77%; and industrial manufacturers, approximately 23%; in 1996: Building material wholesalers and contractors, approximately 75%, industrial manufacturers, approximately 25%. The Company's primary basic raw material, wastepaper, is generally readily available from two suppliers with which the Company has purchase contracts that expire in 2009. (See note 10)

     PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Homasote International Sales Co., Inc. All significant intercompany balances and transactions have been eliminated in consolidation.

     CASH AND CASH EQUIVALENTS: The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

     INVENTORY VALUATION: Inventories are valued at the lower of weighted average actual cost, which approximates first-in, first-out
(FIFO), or market.

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

     EARNINGS PER SHARE: Effective December 31, 1997, the Company adopted Statement of `Financial Accounting Standards No. 128, "Earnings Per Share ("SFAS 128")." SFAS No. 128 required a dual presentation of earnings per share--basic and diluted. Basic earnings per share has been computed by dividing net (loss) earnings by the weighted average number of common shares outstanding during the period. Diluted earnings per share is not presented since the Company has a simple capital structure with only common stock outstanding in 1998, 1997, and 1996.

     BUSINESS AND CREDIT CONCENTRATIONS: Sales of the Company's products are dependent upon the economic conditions of the housing and manufacturing industries. Changes in these industries may significantly affect management's estimates and the Company's performance.
     The majority of the Company's customers are located in the northeastern United States, with the remainder spread throughout the United States and Canada. No single customer accounted for more than five percent of the Company's sales.
     The Company estimates an allowance for doubtful accounts based upon the actual payment history of each individual customer. Consequently, an adverse change in the financial condition or the local economy of a particular customer could affect the Company's estimate of its bad debts.

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

     IMPAIRMENT OF LONG-LIVED ASSETS AND LONG-LIVED ASSETS TO BE DISPOSED OF: Long-lived assets and intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less the cost to sell.

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


NOTE 2-INVENTORIES

     The following are the major classes of inventories as of
December 31, 1998 and 1997:
                                1998           1997
                              ---------      ---------
          Finished goods    $ 2,782,031    $ 1,726,209
          Work in process        80,617          8,001
          Raw materials         966,169        916,779
                              ---------      ---------
                            $ 3,828,817    $ 2,650,989
                              =========      =========
Inventories include the cost of materials, direct labor and
manufacturing overhead.

NOTE 3-PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists of the following at December
31:
                          --------------------------------------
                                                       Estimated
                              1998        1997       Useful Lives
                          ----------    ----------   ------------
Land                    $    108,343  $     93,543
Buildings and additions    9,145,781     9,045,195    10-50 years
Machinery and equipment   26,506,340    25,754,968     5-20 years
Office equipment           1,327,391     1,162,530       10 years
Automotive equipment         531,683       521,960      3-5 years
Construction in progress     452,977       245,480
                          ----------    ----------
                        $ 38,072,515  $ 36,823,676

Less accumulated
depreciation              27,161,376    25,828,964
                          ----------    ----------
                        $ 10,911,139  $ 10,994,712
                          ==========    ==========

NOTE 4-DEBT

     In November 1996, the Company entered into a loan agreement (the "Agreement") and promissory note with the New Jersey Economic Development Authority (the "Authority"). Under the Agreement, the Authority loaned the Company $4,140,000 out of the proceeds from the issuance of the Authority's Economic Growth Bonds (Greater Mercer County Composite Issue) 1996 Series E (the "Bonds") to be used in connection with specified capital expenditures described in the Agreement. Interest is charged at the variable rate of interest due on the Bonds (3.85% at December 31, 1998).
     In connection with the Agreement, the Authority also entered into a trust indenture with a bank to serve as trustee and tender agent for the loan proceeds. Principal and interest are payable monthly to the trustee in varying amounts through 2006. The funds held by the bank amounted to $163,952 and $537,248 at December 31, 1998 and 1997, respectively, and are classified as a restricted non-current asset in the accompanying consolidated balance sheets. The
Company believes these funds will be sufficient to cover its remaining capital expenditure commitments in 1999.
     The trust indenture is secured in part by the Agreement and by a direct pay Letter of Credit facility issued by another bank in the face amount of $4,209,000. The Letter of Credit facility contains financial and other restrictive covenants. At December 31, 1997, the Company was not in compliance with a financial covenant and, on March 19, 1998, the Company received a waiver of such noncompliance from the bank. Additionally, on March 19, 1998, the bank amended certain covenants prospectively such that management believed the Company would be in compliance with the covenants throughout 1998. At December 31, 1998, the Company was not in compliance with certain amended financial covenants and on February 26, 1999, the Company and the bank further amended the agreement,(the "New Amended Agreement") to include amended terms and covenants. The New Amended Agreement provides that the covenants are effective December 31, 1998. The New Amended Agreement contains financial and other covenants including tangible net worth, cash flow coverage, current ratio and liabilities to tangible net worth (all as defined) with which the Company is in compliance at December 31, 1998, and management believes the Company will be in compliance. The New Amended Agreement further provides for collateralization of the Letter of Credit facility by substantially all of the Company's assets.
     The balance of long-term debt outstanding (including current installments) at December 31, 1998 and 1997 was $3,562,500 and $3,955,000, respectively. The aggregate maturities of long-term debt for each of the five years subsequent to December 31, 1998, are as follows: 1999, $406,667; 2000, $417,500; 2001, $432,500; 2002,
$447,500, 2003, $462,500; thereafter $1,395,833.






     At December 31, 1998, the Company had a $2.0 million unsecured demand note line of credit agreement with a bank which had no specific expiration date but is cancelable by the bank at any time. Interest is charged at the bank's index rate (7.75% at December 31, 1998) less 0.25%. As of December 31, 1998 and 1997, $2.0 million and $1.0 million, respectively, was outstanding under the line of credit. On February 26, 1999, in connection with the aforementioned New Amended Agreement, the demand note line of credit was amended under an Amended and Restated Line of Credit Note (the "New Note") dated February 26, 1999, under which the $2.0 million outstanding at December 31, 1998 is due February 28, 2000. The New Note provides for prepayments and advances as required to satisfy working capital needs. The New Note is collateralized by substantially all of the Company's assets. Interest is payable monthly at the prime lending rate (as defined) less 0.25%.
     Total interest costs incurred during 1998 and 1997 were approximately $284,000 and $289,000, respectively, of which approximately $103,000 was capitalized in 1997.
     In order to reduce its risks from interest rate fluctuations under the Agreement, the Company entered into a five-year interest rate cap agreement with a bank at a cost of $101,000 which is being amortized to interest expense over the life of the Agreement. The Agreement entitles the Company to receive, on a monthly basis, the amounts, if any, by which the interest payments on the Bond exceed 4.5% per annum.





























NOTE 5-INCOME TAXES

Income tax (benefit) expense is computed based on the applicable statutory rates and is comprised of the following:

                                  1998         1997        1996
                                 -------     -------     -------
Current:

     Federal                  $ (358,212) $ (294,723) $  341,473
State                           ---         ---     101,330
                                 -------     -------     -------
                                (358,212)   (294,723)    442,803
                                 -------     -------     -------
Deferred:
Federal                      17,902      62,384      36,072
     State                         3,159     (40,481)      6,367
                                 -------     -------     -------
                                  21,061      21,903      42,439
                                 -------     -------     -------
Total income tax (benefit)
expense                        $(337,151)  $(272,820)  $ 485,242
                                 =======     =======     =======

The actual income tax (benefit) expense differs from the amounts computed by applying the U.S. Federal Income Tax rate of 34% to
(loss) earnings before income taxes as a result of the following:




                                  1998         1997        1996
                                 -------     -------     -------
Computed "expected" tax
 (benefit) expense             $(352,029)  $(244,323)  $ 405,869
State income taxes (net of
 Federal income tax benefit)       2,085     (26,717)     71,080
Other                             12,793      (1,780)      8,293
                                 -------     -------     -------
                               $(337,151)  $(272,820)  $ 485,242
                                 =======     =======     =======

The tax effect of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1998 and 1997 are presented below:






                                               1998        1997
                                             -------     -------
Deferred tax assets:
     Accounts receivable, due to allowance
      for doubtful accounts               $   16,586  $   23,542
     Inventories, principally due to
      reserves for obsolescence              199,960     161,672
     Other liabilities, principally due to
      supplemental pension and post-
      retirement costs                     2,233,426   2,082,025
     Nondeductible accrued expense            62,582      29,784
     Net operating loss carryforwards--
      state                                  110,760      51,490
                                           ---------   ---------
       Total gross deferred tax assets     2,623,314   2,348,513
     Less valuation allowance             (1,092,210) (1,032,940)
                                           ---------   ---------
       Net deferred tax assets             1,531,104   1,315,573
                                           ---------   ---------

Deferred tax liabilities:
     Fixed assets, due to accelerated
      depreciation                           603,981     500,522
     Other assets, due to pension costs      795,432     657,623
     Accumulated DISC income                  14,031      18,707
                                           ---------   ---------
       Total gross deferred tax
       liabilities                         1,413,444   1,176,852
                                           ---------   ---------
       Net deferred tax asset             $  117,660  $  138,721
                                           =========   =========


The net change in the total valuation allowance for the years ended
December 31, 1998 and 1997 was an increase of $59,270 and $0, respectively. In addition, at December 31, 1998, the Company has net operating loss carryforwards for state income tax purposes of approximately $1,800,000, which are available to reduce future state income taxes, if any, through the year 2005.











NOTE 6-OTHER LIABILITIES

     The Company has a noncontributory defined benefit retirement plan (the Pension Plan) covering all eligible employees. Benefits under the Pension Plan are calculated at a rate of $20.00 per month per year of service, as defined (increased to $22.00 in January
1999). Additionally a supplemental noncontributory plan (the Supplemental Plan) covering certain key employees of the Company provides benefits based upon the employee's compensation, as defined, during the highest five of the last ten consecutive years preceding retirement.
     The Company's funding policy for the Pension Plan is to contribute amounts sufficient to meet minimum funding requirements set forth in U.S. employee benefit and tax laws. The Company's policy for funding the Supplemental Plan is to contribute benefits in amounts as determined at the discretion of management. As of December 31, 1998 and 1997, the Supplemental Plan was unfunded.
     The Company also provides certain health care and life insurance benefits for retired employees who have reached the age of
65. The Company's policy is to fund the cost of health care and life insurance benefits for retirees in amounts determined at the discretion of management. As of December 31, 1998 and 1997, the plan was unfunded.































     The following table sets forth the Company's defined benefit pension plans' benefit obligations, fair value of assets, funded status and other information:


                                                 1998
                                       Pension          Other
     Change in benefit obligation      Benefits        Benefits
     ----------------------------    -----------     ------------
Benefit obligation at beginning
 of the year                         $8,008,258        $  971,462
Service cost                            165,404            69,104
Interest cost                           562,400           160,561
Plan amendments                         576,175         1,409,643
Actuarial (gain) loss                   (69,211)           35,839
Benefits paid                          (485,351)         (100,616)
                                      ---------         ---------
Benefit obligation at end of year    $8,757,675        $2,545,993
                                      =========         =========


                                                 1997
                                       Pension          Other
     Change in benefit obligation      Benefits        Benefits
     ----------------------------    -----------     ------------
Benefit obligation at beginning
 of the year                         $7,872,016        $  936,439
Service cost                            135,188             3,329
Interest cost                           534,090            67,350
Plan amendments                          29,516               ---
Actuarial (gain) loss                  (107,500)           44,986
Benefits paid                          (455,052)          (80,642)
                                      ---------         ---------
Benefit obligation at end of year    $8,008,258        $  971,462
                                      =========         =========














                                                 1998
                                        Pension         Other
     Change in plan assets              Benefits       Benefits
     -------------------------       -----------     ------------
Fair value of plan assets at
 beginning of year                   $9,305,347        $      ---
Actual return on plan assets            719,957               ---
Employer contributions                   95,374           100,616
Benefits paid                          (485,351)         (100,616)
                                      ---------         ---------
Fair value of plan assets at end
 of year                             $9,635,327        $      ---
                                      =========         =========


                                                 1997
                                        Pension         Other
     Change in plan assets              Benefits       Benefits
     -------------------------       -----------     ------------
Fair value of plan assets at
 beginning of year                   $8,123,079        $      ---
Actual return on plan assets          1,545,757               ---
Employer contributions                   91,563            80,642
Benefits paid                          (455,052)          (80,642)
                                      ---------         ---------
Fair value of plan assets at end
 of year                             $9,305,347        $      ---
                                      =========         =========























                                              1998
                                     Pension           Other
Reconciliation of funded status      Benefits         Benefits
-------------------------------     -----------    -------------
Funded status                       $   877,652      $(2,545,993)
Unrecognized transition obligation      321,758              ---
Unrecognized prior service cost         675,655        1,285,336
Unrecognized actuarial gain          (3,059,761)      (1,149,629)
                                      ---------         ---------
Net amount recognized at year-end   $(1,184,696)     $(2,410,286)
                                      =========         =========


                                               1997
                                       Pension         Other
Reconciliation of funded status        Benefits       Benefits
-------------------------------       -----------   ------------
Funded status                       $ 1,297,089     $  (971,462)
Unrecognized transition obligation      430,858             ---
Unrecognized prior service cost         160,172             ---
Unrecognized actuarial gain          (3,224,423)     (1,253,241)
                                      ---------       ----------
Net amount recognized at year-end   $(1,336,304)    $(2,224,703)
                                      =========       ==========


























                                              1998
Amounts recognized in the
 consolidated balance sheet          Pension          Other
 consist of                          Benefits        Benefits
-------------------------------     -----------    -------------
Prepaid benefit cost(included in
 other long-term assets)            $ 1,988,581      $       ---
Accrued benefit liability            (3,173,277)      (2,410,286)
                                      ---------         ---------
Net amount recognized at year-end   $(1,184,696)     $(2,410,286)
                                      =========         =========

Benefit obligation                    2,712,543        2,545,993
Projected benefit obligation          2,712,543           N/A
Accumulated benefit obligation        2,261,446           N/A






                                              1997
Amounts recognized in the
 consolidated balance sheet          Pension          Other
 consist of                          Benefits        Benefits
-------------------------------     -----------    -------------
Prepaid benefit cost(included in
 other long-term assets)            $ 1,644,057      $       ---
Accrued benefit liability            (2,980,361)      (2,224,703)
                                      ---------         ---------
Net amount recognized at year-end   $(1,336,304)     $(2,224,703)
                                      =========         =========

Benefit obligation                    2,928,666          971,462
Projected benefit obligation          2,928,666           N/A
Accumulated benefit obligation        2,451,209           N/A














                                              1998
Components of net period benefit     Pension           Other
cost                            Benefits         Benefits
-------------------------------     -----------    -------------
Service cost                        $   165,404      $    69,104
Interest cost                           562,400          160,561
Expected return on plan assets         (774,336)             ---
Amortization of transitional
 obligation                             109,100              ---
Amortization of prior cost               60,692          124,307
Recognized actuarial gain              (179,494)         (67,794)
                                      ---------         ---------
Net periodic pension (benefit) cost $   (56,234)     $(  286,178)
                                      =========         =========


                                              1997
Components of net period benefit       Pension         Other
 costs                                 Benefits       Benefits
-------------------------------       -----------   ------------
Service cost                        $   135,188      $     3,329
Interest cost                           534,090           67,350
Expected return on plan assets         (675,420)             ---
Amortization of transitional
 obligation                             109,100              ---
Amortization of prior cost               16,608              ---
Recognized actuarial gain              (133,217)        (105,757)
                                      ---------         ---------
Net periodic pension (benefit) cost $   (13,651)     $   (35,078)
                                      =========         =========

                                              1996
Components of net period benefit       Pension         Other
 costs                                 Benefits       Benefits
-------------------------------       -----------   ------------
[S]                                  [C]               [C]
Service cost                        $   131,825      $     3,681
Interest cost                           537,689           65,432
Expected return on plan assets         (592,699)             ---
Amortization of transitional
 obligation                             109,100              ---
Amortization of prior cost               14,309              ---
Recognized actuarial gain               (54,517)        (141,435)
                                      ---------         ---------
Net periodic pension (benefit) cost $   145,707      $   (72,322)
                                      =========         =========
[/TABLE]


                                              1998
Weighted-Average Assumptions as        Pension         Other
 of December 31                        Benefits       Benefits
-------------------------------       -----------   ------------
Discount rate                              6.75%   $      6.75%
Rate of compensation increase              8.50%           N/A

                                               1997
Weighted-Average Assumptions as        Pension         Other
 of December 31                        Benefits       Benefits
-------------------------------       -----------   ------------
Discount rate                       $      7.00%   $      7.00%
Rate of compensation increase              8.50%           N/A

                                               1996
Weighted-Average Assumptions as        Pension         Other
 of December 31                        Benefits       Benefits
-------------------------------       -----------   ------------
Discount rate                       $      7.25%   $      7.25%
Rate of compensation increase              8.50%          0.00%

Assumed health care cost trend

     For measurement purposes, an 8% annual rate of increase in the per capita cost of covered health care benefits was assumed for 1998. The rate is assumed to decrease gradually to 5.5% for 2001 and remain at that level thereafter.
     Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one-percentage-point change in assumed health care cost trend rates would have the following effects at year-end 1998:

                                    One-Percentage- One-Percentage-
                                    Point Increase  Point Decrease
                                    -------------   ------------
Effect on postretirement benefit
 obligation                        $    367,531     $  (297,301)
Effect on total of service and
 interest cost components                40,736         (32,009)

     The Company has a voluntary savings plan for which all employees are eligible. The Plan provides for the Company to contribute a minimum of $0.25 for every dollar contributed by employees, up to 4% of their salaries. Company contributions charged to operations under this Plan amounted to approximately $28,000 in 1998 and $29,000 in 1997 and 1996, respectively.
     Included in other liabilities at December 31, 1998 is $999,649 received (included in restricted cash in the accompanying consolidated balance sheet at December 31, 1998) by the Company in December 1998 from its insurance company, which is restricted for use under the terms of its loan agreement with the New Jersey Economic Development Authority to repair the dryer damaged in the fire described in note 10.

NOTE 7-ACCRUED EXPENSES

     Accrued expenses as of December 31, 1998 and 1997 consist of the following:
                                        1998        1997
                                      -------     -------
Commissions                         $ 236,401   $ 257,784
Payroll                               114,241     115,940
Other                                 396,508     202,809
                                      -------     -------
                                    $ 747,150   $ 576,533
                                      =======     =======


NOTE 8-TREASURY STOCK

     The Company has a policy of offering directors, officers, and employees the option to purchase reacquired shares of Homasote
Company common stock on the date acquired and at the purchase price paid by the Company.

A summary of activity for the years 1998, 1997 and 1996 is as follows:
             Acquired           Sold       Retained in Treasury
        ----------------    -------------    ----------------
        Shares    Cost      Shares  Cost     Shares      Cost
        ------    ----      ------  ----     ------      ----
1998     3,602  $  62,132   3,400  $ 58,650     202  $   3,482
1997    29,950  $ 466,302   2,500  $ 32,500  27,450  $ 433,542
1996     1,200  $  23,700     ---  $    ---   1,200  $  23,700

NOTE 9-FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amounts of the Company's financial instruments at December 31, 1998 and 1997 approximate fair value because of the short maturity of those instruments and with respect to the Bonds (see note 4) due to the variable interest rates which approximate current market rates.


NOTE 10-COMMITMENTS AND CONTINGENCIES

     The Company's primary basic raw material, wastepaper, is generally readily available from two suppliers with which the Company has purchase contracts that expire in 2009. Under the terms of the contracts, the Company is required to make purchases at a minimum price per ton, as defined, or at the prevailing market price, whichever is greater. The contracts do not require minimum quantity purchases by the Company. Purchases in 1998 and 1997 aggregated approximately $1,000,000 and $923,000, respectively.
     During the normal course of business, the Company is from time to time involved in various claims and legal actions. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial position or results of operations.
     As previously disclosed, on November 1, 1997 and January 30, 1998, fires broke out in the Company's new gas fired board dryer. These fires caused severe damage to the dryer, as well as disruptions to production. The Company has filed several insurance claims related to the fires, including a significant claim under its business interruption policy. The claims process is lengthy and its outcome cannot be predicted with certainty. During 1998, the Company received an advance payment of approximately $465,000 of business interruption insurance proceeds, which are included in Other Income in the accompanying consolidated statement of operations for 1998.





























INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
HOMASOTE COMPANY

We have audited the accompanying consolidated balance sheets of Homasote Company and subsidiary as of December 31, 1998 and 1997, and the related consolidated statements of operations and retained earnings and cash flows for each of the years in the three-year period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Homasote Company and subsidiary as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles.


KPMG LLP


March 5, 1999
Short Hills, New Jersey

















MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

GENERAL
     This combined annual report, including our Letter to Stockholders and this Management's Discussion and Analysis, contains forward-looking statements about the future that are necessarily subject to various risks and uncertainties. These statements are based on the beliefs and assumptions of management and on information currently available to management. These forward-looking statements are identified by words such as "estimates",
"expects", "anticipates", "plans", "believes", and other similar expressions.
     Factors that could cause future results to differ materially from those expressed in or implied by the forward-looking statements or historical results include the impact or outcome of:
     - events or conditions which affect the building and manufacturing industries in general and the Company in particular, such as general economic conditions, employment levels, inflation, weather, strikes and other factors;
     - competitive factors such as changes in choices regarding structural building materials by architects and builders and packing products by industrial firms;
     - the undue delay in receipt of insurance proceeds for business interruption relating to the Company's fires in its new dryer;
     - internal and external Year 2000 software and hardware issues; and
     - unanticipated disruption in production caused by delays in repairs or replacement of the fire-damaged dryer and the resulting pressure of heightened usage of other older equipment.
Although the ultimate impact of the above and other factors are uncertain, these and other factors may cause future earnings to differ materially from results or outcomes we currently seek or expect. These factors are discussed in greater detail below.
     The Company installed a new dryer that was originally scheduled for partial completion in June 1997, but was placed into modified production during the last week of September 1997 for an initial shakedown period in order to surface potential operating problems. However, on November 1, 1997, a fire occurred in the new dryer, causing severe damage to the rolls, insulation and other structural steel components, rendering it inoperable and resulting in an interruption of the Company's anticipated productivity of its major product line, which adversely affected revenues and profitability. The dryer was placed in a temporary state of repair and production resumed on January 12, 1998. On January 30, 1998, there was another fire in the new dryer that was restricted to an area at the end of the dryer. The damage was repaired in a short period of time with a resumption of production on February 9, 1998. Once back into production, the new dryer produced at a level of 40% of its anticipated production capacity, which level is equivalent to the Company's previous capacity in running five units.
     Based on its assessment of the situation, management believes the fires have had an adverse effect on the Company's financial position and operating results which can be expected to continue well into 1999. The Company believes that recovery under its business interruption policy, when finally received, should provide the wherewithal to cover a substantial portion of lost revenues.
     Management believes that insurance will cover substantially all of the Company's property and business losses relating to the fires.
However, the Company may incur costs as a result of the fires which will not be covered by insurance. Management is unable to estimate at this time the magnitude of such costs. The insurance claims process is lengthy, and its outcome cannot be predicted with certainty.

RESULTS OF OPERATIONS 1998-1997

     The Company's sales are derived from building material wholesalers and industrial manufacturers. Sales during 1998 decreased by $1,064,632, or 4.3%, to $23,915,187, from $24,979,819 in 1997. Management believes the decrease in net sales of millboard products to be a result of weather effects of El Nino across the North American continent during the first six months of 1998 which directly affected our foam sheathing and roofing sales.
Construction was curtailed and this resulted in lost construction time. These construction jobs eventually pushed others back, creating a backlog into the first quarter of 1999. Industrial packaging was affected by two major factors during 1998. First, the General Motors strike during the second quarter directly affected our sales to the glass and metal separator industries. Second, the economic problems in the Far East affected all exports, i.e. glass into Thailand and Korea, automotive packs into Japan and Korea, and the shoe heel business into the Philippines and Korea. The millboard division also suffered from lack of shipments to our principal building material distributors in Korea, Japan and Australia.
     Gross profit as a percentage of sales decreased from 22.3% in 1997, to 22.0% in 1998. This decrease is attributable to increased overhead due to production inefficiencies, repairs to the new dryer, higher maintenance costs on the older equipment, and overtime incurred in an effort to meet demand for the Company's product.
     Selling, general and administrative expenses as a percentage of sales were 27.6% in 1998 as compared to 25.4% in 1997. These expenses increased primarily in the areas of salaries, due to the hiring of additional personnel for the sales force, advertising, and claims for unsatisfactory material.
     Interest income increased by 54.9% to $72,002 in 1998 from $159,678 in 1997, due to a decreased balance of funds available for investment.
     Interest expense on debt increased by 53.1% to $284,277 in 1998, from $185,678 in 1997, due to debt incurred with relation to the dryer project.
     Other income increased by $414,014, to $500,695 in 1998, from $86,681 in 1997, due primarily to the receipt of $464,640 of business interruption insurance proceeds.

     During 1998, the Company recorded an income tax benefit of $337,151 as compared to $272,280 in 1997, primarily related to increased losses which are being carried back to recover taxes previously paid. However, should the Company incur a tax loss in 1999, no further carryback is available.

RESULTS OF OPERATIONS 1997-1996

     Net sales in 1997 decreased by $1,990,050 or 7.4%, to $24,979,819, from $26,969,869 in 1996. While demand remained strong through the third quarter of 1997, production and floor inventories could not keep pace with orders for Homasote products. This was due to the 40% reduction in production capacity brought about by the removal of two production units to make room for installation of new, more efficient production equipment.
     Gross profit as a percentage of sales, decreased from 25.8% in 1996, to 22.3% in 1997. This decrease is attributable to increased overhead due to production inefficiencies, repairs to the new dryer, higher maintenance costs on the older equipment, and overtime incurred in an effort to meet demand for the Company's product.
     Selling, general and administrative expenses as a percentage of sales were 25.4% in 1997 as compared to 21.7% in 1996. SG&A expenses increased in the areas of salaries, due to the hiring of additional personnel for the sales force, advertising, and claims for unsatisfactory material.
     Interest income increased by 68.6% to $159,678 in 1997 from $94,730 in 1996, due primarily to the balance being carried for the full year of 1997 in the restricted cash account for new dryer-related purchases.
     Interest expense on debt increased by 107.2% to $185,678 in 1997, from $89,600, in 1996, due to debt incurred for the dryer project.
     As a result of the loss in 1997, the Company recorded an income tax benefit of $272,820 which primarily related to a federal income tax refund due the Company from carrying such loss back to years in which the Company paid income taxes.

LIQUIDITY AND CAPITAL RESOURCES

      Cash flows from operating activities and bank borrowings are the primary sources of liquidity. Net cash provided by (used in) operating activities amounted to $1.5 million in 1998, $(0.2) million in 1997, and $2.8 million in 1996. At December 31, 1998, the Company had working capital of $2,902,215 as compared to $3,383,330 at December 31, 1997, a decrease of $481,115.
     Capital expenditures for new and improved facilities and equipment, which are financed primarily through internally generated funds and debt, were $1.3 million in 1998, $4.3 million in 1997, and $2.4 million in 1996. The Company has estimated capital expenditures for 1999 in the amount of $0.9 million. Such amounts may be revised based on the timing of receipts of payments or settlements from its insurance carried on the fire loss described previously.

     Cash flows from financing activities increased from $0.3 million in 1997 to $0.6 million in 1998, primarily as a result of reduction in the purchases of treasury stock, the absence of cash dividend in 1998, offset by an increase in repayment of long-term debt.
     As discussed above, in November 1997 and January 1998, fires occurred in the Company's new dryer. Management believes that insurance will cover substantially all of the Company's property and business losses relating to the fires. However, the Company may incur costs as a result of the fires which will not be covered by insurance. Management is unable to estimate at this time the magnitude of such costs. The insurance claims process is lengthy, and its outcome cannot be predicted with certainty.
     Based on its present assessment of the situation, management believes that the fires have had an adverse effect on the Company's financial position and operating results which can be expected to continue well into 1999. The Company believes that recovery under its business interruption policy, when finally received, should provide the wherewithal to cover a substantial portion of lost revenues.
     The Company has a Letter of Credit facility which contains financial and other restrictive covenants, and had a balance of $3,562,500 outstanding at December 31, 1998. At December 31, 1997, the Company was not in compliance with a financial covenant and, on March 19, 1998, the bank amended certain covenants prospectively such that management believed the Company would be in compliance with the covenants throughout 1998. At December 31, 1998, the Company was not in compliance with certain amended financial covenants and on February 26, 1999, the Company and the bank further amended the agreement (the "New Amended Agreement") to include amended terms and covenants which were made effective December 31, 1998. The New Amended Agreement contains financial and other covenants including tangible net worth, cash flow coverage, current ratio and liabilities to tangible net worth (all as defined) with which management believes the Company will be in compliance with throughout 1999.
     The New Amended Agreement further provides for the collaterization of the Letter of Credit Facility by substantially all of the Company's assets.
     At December 31, 1998, the Company had a $2.0 million unsecured demand note line of credit agreement with a bank which had no specific expiration date but was cancelable by the bank at any time.
Interest is charged at the bank's index rate (7.75% at December 31, 1998), less 0.25%. As of December 31, 1998 and 1997, $2.0 million and $1.0 million, respectively, was outstanding under the line of credit. On February 26, 1999, in connection with the aforementioned New Amended Agreement, the demand note line of credit was amended and restated to provide for an amended and restated note (the "Restated Note") with a due date of February 28, 2000. The Restated Note provides for prepayments and advances as required to satisfy working capital needs. The Restated Note is collateralized by substantially all of the Company's assets. Interest is payable monthly at the prime lending rate (as defined) less 0.25%.

     Management believes that cash flows from operations, coupled with its bank credit facilities, are adequate for the Company to meet its obligations throughout 1999.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1997, the Financial Accounting Standards Board ("FASB") released Statement on Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income", and SFAS No. 131 "Disclosures About Segments of an Enterprise and Related Information". Both statements became effective for the Company during the year ended December 31, 1998. These statements require disclosure of certain components of changes in equity, and certain information about operating segments and geographic areas of operation, respectively. The Company adopted SFAS No. 130 in the first quarter of 1998 and has applied the requirements of SFAS No. 131 to its 1998 consolidated financial statements. The adoption of SFAS No. 130 resulted in no additional disclosures in the Company's consolidated financial statements. The Company has reviewed the provisions of SFAS No. 131 and has concluded that the Company operates in one business segment.
     In June 1998, the FASB issued Statement on Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 standardizes the accounting for derivative instruments by requiring that an entity recognize derivatives as assets or liabilities in the statement of financial position and measure them at fair value. This Statement is effective for all quarters of all fiscal years beginning after June 15, 1999. This Statement should have no impact on the Company's consolidated financial statements.

YEAR 2000

     The year 2000 ("Y2K") issue is the result of computer programs being written using two digits rather than four to define the applicable year. Mistaking "00" for the year 1900 could result in miscalculations and errors and cause significant business interruptions for the Company as well as for the government and most other companies. The Company has assessed its state of readiness for Y2K, remediated those systems that are non-compliant, and is currently investigating whether material third parties will be Y2K compliant.
     The Company has assessed its PC's, servers, network, midrange hardware, operating and application systems for Y2K readiness, giving the highest priority to those information technology applications (IT) systems that are considered critical to its business operations. At present, management believes its IT systems have been remediated, and expects no disruption in the Company's ability to supply product to its customers.
     Preliminary investigations of the embedded chip systems which include those systems containing embedded chip technology commonly found in buildings and manufacturing equipment, indicate that Y2K will not affect these systems.

     The Company is utilizing both internal and external resources to address the Y2K issue. Internal resources reflect the reallocation of IT personnel to the Y2K project from other IT projects. In the opinion of management, the deferral of such other projects will not have a significant adverse effect on continuing operations. The total estimated direct cost to remediate the Y2K issue is not expected to be material to the Company's results of operations or financial condition. All Y2K costs are expensed as incurred.
     The Company is in the process of developing contingency plans for those areas which might be affected by Y2K. Although the full consequences are unknown, the failure of either the Company's critical systems or those of its material third parties to be Y2K compliant could result in the interruption of its business, which could have a material adverse effect on the results of operations or financial condition of the Company.


INFLATION AND ECONOMY

     The Company will continue to maintain a policy of constantly monitoring such factors as product demand and costs, and will adjust prices as these factors and the economic conditions warrant.


OTHER DEVELOPMENTS

     During 1994, demand for wastepaper, the primary raw material for the Company's products, surpassed the supply for the first time.
This situation was due primarily to demand by new industries created to handle the volume of wastepaper generated by mandated municipal recycling, and as a result, effective in September 1994, the Company entered into purchase agreement contracts to purchase readily available wastepaper from two suppliers. Under the terms of the contracts, the Company is required to make purchases at a minimum price per ton, as defined, or at the prevailing market price, whichever is greater. The contracts do not require minimum quantity purchases by the Company. Purchases in 1998, 1997 and 1996 aggregated approximately $1,000,000, $923,000 and $929,000, respectively.  The contracts expire in 2009.
     On May 22, 1997, an election was conducted by the National Labor Relations Board ("NLRB"), electing Teamsters Local Union No. 701 to be the exclusive bargaining representative for wages, hours and conditions of employment for the hourly employees of the Company. Negotiations commenced with the bargaining union to reach a labor contract covering the employees in the bargaining unit. On December 10, 1998, a majority of employees voted to decertify Teamsters Local 701 as their union (78 to 46).
     The Company's Common Stock is presently listed on the Philadelphia Stock Exchange (the "Exchange"). The Exchange has notified the Company that it will take action pursuant to its rules to delist the Common Stock because the Company does not meet certain of the Exchange's continued listing requirements. The Company anticipates that the Common Stock will continue to trade in the over-the-counter market should such delisting occur.

SUMMARIZED (unaudited) QUARTERLY FINANCIAL DATA OF THE COMPANY FOR
THE YEARS 1998 AND 1997 ARE AS FOLLOWS:
          (in thousands of dollars except per share data)

                                      1998
                       -----------------------------------
                       First    Second     Third    Fourth
                       -----     -----     -----     -----
Net Sales            $ 6,524   $ 5,646   $ 6,180   $ 5,565

                       =====     =====     =====     =====
Gross Profit         $ 1,690   $ 1,285   $ 1,371   $   922

                       =====     =====     =====     =====
Net Earnings (loss)  $    47   $  (189)  $  (180)  $  (376)

                       =====     =====     =====     =====
Net earnings (loss)
per common share-
basic                $  0.13   $ (0.54)   $(0.53)   $(1.09)
                       =====     =====     =====     =====


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
                       =====     =====     =====     =====

The fourth quarter of 1998 was adversely affected by depreciation expense in the amount of $244,000 representing depreciation recorded in the fourth quarter of 1998 pertaining to earlier 1998 quarters, and higher maintenance costs on older equipment. The fourth quarter of 1997 was adversely affected by a fire in the Company's new dryer, which was offset by an adjustment to reduce depreciation expense recorded prior to the fourth quarter amounting to approximately $270,000.

INDEPENDENT AUDITORS' REPORT

THE BOARD OF DIRECTORS AND STOCKHOLDERS
HOMASOTE COMPANY

     Under date of March 5, 1999, we reported on the consolidated balance sheets of Homasote Company and subsidiary as of December 31, 1998 and 1997, and the related consolidated statements of operations and retained earnings, and cash flows for the years then ended, as contained in the 1998 annual report on Form 10-K. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related consolidated financial statement schedule as listed in the accompanying index. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement schedule based on our audits.

     In our opinion, such financial statement schedule when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.


KPMG LLP


March 5, 1999
Short Hills, New Jersey

           Schedule II, Valuation and Qualifying Accounts
            Years Ended December 31, 1998, 1997 and 1996
                  Homasote Company and Subsidiary

Col A         Col B      Col C        Col D            Col E


             Balance
               at       Additions        Other
             Beginning   Charged       Additions       Balance
               of          to             or           End of
Description  Period      Expenses  (Subtractions)(a)   Period

Allowance for
 Doubtful
 Accounts

Year  ended
December 31,
 1998        59,000      40,000         (57,000)       42,000

Year  ended
December 31,
 1997        60,000         -            (1,000)       59,000

Year  ended
December 31,
 1996        46,000      41,000         (27,000)       60,000

(a)  Principally bad debt written-off, less recoveries.

