Form 10-K, Exhibit 13
period 1999-12-31
HOMASOTE CO
filed 2000-04-14
CIK 48165

LETTER TO SHAREHOLDERS

     1999, our 90th year, will be remembered as a pivotal one for Homasote Company. It is when architects began to realize the benefits of using our 440 Sound Barrier (1/2" 440 Homasote) in UL series L500 floor systems, and specifying our floor decking products. The use of both the 1-3/4" floor deck system, and the 1/2" 440 Sound Barrier for L500 floor systems improved business in November and December due to multiple housing projects in Charlotte, North Carolina, the suburbs of Chicago, Illinois, and Phoenix, Arizona. We anticipate that sales of Homasote for flooring systems will continue to attract architects to these products and increase market penetration substantially.
     We continue to test our products for both sound and fire control. In the year 2000, more floor system sound tests are planned, predominantly with hardwood and tile. Fire testing of a commercial roof system has been scheduled for the first quarter of the year. Positive test results of these products would enable their introduction into new markets.
     In 1999, orders were placed with three manufacturers for equipment, which will process and pack our Homex expansion and forming board products. The automatic feeder and saw were received in the fourth quarter and placed in service in the first quarter of 2000.
The deliveries of the accumulator bar coder, bundler and unitizer are anticipated early in the second quarter of 2000, with operations targeted to commence by the end of May 2000. This cutting/packaging line will allow us to position our Homex products in the marketplace at competitive prices, which should thereby substantially improve demand.
     As of this writing, we have not reached a settlement with our insurance company for the losses incurred in the November 1997 and January 1998 fires in our then newly installed Coe dryer. The matter is currently being considered by a Federal judge.
     Net sales for 1999 were $24,653,401 versus 1998 sales of $23,915,187, an increase of $738,214 or 3.1%. The Company incurred a net loss for the year of ($386,820) after an income tax benefit of $20,514, resulting in a net loss per share of ($1.11). Net working capital was $2,564,212, a decrease of $338,003 from the previous year.
     The Company's common stock was previously listed on the Philadelphia Stock Exchange (the "Exchange"). In April of 1999, the Exchange notified the Company that it had taken action pursuant to its rules to delist the common stock because the Company did not meet certain of the Exchange's continued listing requirements. The Company's common stock continues to trade in the over-the-counter market.
     We wish to thank our loyal shareholders, directors, officers, management, employees, customers, and suppliers for their continued support.


Warren L. Flicker   Irving Flicker           Shanley E. Flicker
President           Chairman of the          Vice Chairman of
                    Board and Chief          the Board
                    Executive Officer


Homasote Company and Subsidiary
Consolidated Five Year Highlights
                                                 1999
                                             ---------
Net Sales                                  $  24,653,401
Depreciation and amortization              $   1,533,583
Net loss                                   $    (386,820)
Common shares outstanding
 (weighted average basic and diluted)            348,599
Basic and diluted net loss per common share$       (1.11)
Dividends-cash                             $        0.00
Dividends per share                        $        0.00
Working capital                            $   2,564,212
Working capital ratio                              1.8:1
Capital expenditures                       $   1,282,412
Total assets                               $  19,560,532
Long-term debt, excluding current
 portion                                   $   2,738,333
Stockholders' equity                       $   6,885,778
Common shares outstanding                        348,599
Per share book value of common stock       $       19.75

                                                 1998
                                             ---------
Net Sales                                  $  23,915,187
Depreciation and amortization              $   1,365,692
Net loss                                   $    (698,229)
Common shares outstanding
 (weighted average basic and diluted)            348,630
Basic and diluted net loss per common share$       (2.00)
Dividends-cash                             $        0.00
Dividends per share                        $        0.00
Working capital                            $   2,902,215
Working capital ratio                              1.6:1
Capital expenditures                       $   1,284,154
Total assets                               $  21,621,616
Long-term debt, excluding current
 portion                                   $   3,155,833
Stockholders' equity                       $   7,272,598
Common shares outstanding                        348,599
Per share book value of common stock       $       20.86











Homasote Company and Subsidiary
Consolidated Five Year Highlights
                                                 1997
                                             ---------
Net Sales                                  $  24,979,819
Depreciation and amortization              $     888,944
Net loss                                   $    (445,778)
Common shares outstanding
 (weighted average basic and diluted)            364,479
Basic and diluted net loss per common share$       (1.22)
Dividends-cash                             $      90,300
Dividends per share                        $        0.24
Working capital                            $   3,383,330
Working capital ratio                              2.0:1
Capital expenditures                       $   4,291,324
Total assets                               $  20,137,096
Long-term debt, excluding current
 portion                                   $   3,562,500
Stockholders' equity                       $   7,974,309
Common shares outstanding                        348,801
Per share book value of common stock       $       22.86



Homasote Company and Subsidiary
Consolidated Five Year Highlights
                                                 1996
                                             ---------
Net Sales                                  $  26,969,869
Depreciation and amortization              $     606,830
Net earnings                               $     708,489
Common shares outstanding
 (weighted average basic and diluted)            376,528
Basic and diluted net earnings per common
 share                                     $        1.88
Dividends-cash                             $     165,694
Dividends per share                        $        0.44
Working capital                            $   5,931,981
Working capital ratio                              3.9:1
Capital expenditures                       $   2,444,627
Total assets                               $  20,067,202
Long-term debt, excluding current
 portion                                   $   3,987,500
Stockholders' equity                       $   8,943,929
Common shares outstanding                        376,251
Per share book value common stock          $       23.77



                                                 1995
                                             ---------
Net Sales                                  $  25,536,461
Depreciation and amortization              $     532,895
Net earnings                               $     786,100
Common shares outstanding
 (weighted average basic and diluted)            383,756
Basic and diluted net earnings per common
 share                                     $        2.05
Dividends-cash                             $     221,087
Dividends per share                        $        0.58
Working capital                            $   6,503,700
Working capital ratio                              4.4:1
Capital expenditures                       $     886,221
Total assets                               $  15,302,966
Long-term debt, excluding current
portion                                    $         ---
Stockholders' equity                       $   8,424,834
Common shares outstanding                        377,451
Per share book value common stock          $       22.32

TWO YEAR DIVIDEND AND STOCK PRICE COMPARISON
CASH DIVIDENDS

Quarterly cash dividends for the last two years were as follows:

Quarter        1999      1998
               ----      ----
First       $  0.00   $  0.00
Second         0.00      0.00
Third          0.00      0.00
Fourth         0.00      0.00
               ----      ----
            $  0.00   $  0.00

STOCK PRICES

Stock prices for the last two years were as follows:

                    1999                1998
Quarter        High      Low       High      Low
               -----     -----     -----     -----
First        $ 14.25   $ 11.12   $ 16.25   $ 15.75
Second       $ 12.50   $  9.87   $ 16.25   $ 16.00
Third        $ 11.37   $  9.00   $ 16.13   $ 15.25
Fourth       $  9.25   $  5.62   $ 15.25   $ 14.00

The number of Stockholders of record of the Company at December 31, 1999 and 1998 is 232 and 251, respectively.

PROFILE

Homasote Company manufactures building and industrial products used in various construction and manufacturing industries.

Homasote International Sales Co., Inc. is an export company.

                  Homasote Company and Subsidiary
     CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

                                   Years ended December 31


                                 1999         1998         1997
                               ---------   ----------   ---------

Net sales                   $ 24,653,401 $ 23,915,187 $24,979,819
Cost of sales                 19,017,672   18,647,626  19,419,846
                              ----------   ----------  ----------
Gross profit                   5,635,729    5,267,561   5,559,973
Selling, general and
 administrative expenses       5,975,088    6,597,579   6,350,194
                               ---------   ----------  ----------
Operating loss                  (339,359)  (1,330,018)  (790,221)
Other income (expense):
Gain on sale of assets             5,850        6,218      10,942
Interest income                   79,860       72,002     159,678
Interest expense                (172,718)    (284,277)   (185,678)
Other income (note 10)            19,033      500,695      86,681
                              ----------   ----------  ----------
                                 (67,975)     294,638      71,623
                              ----------   ----------  ----------
Loss before
 income tax benefit             (407,334)  (1,035,380)   (718,598)
Income tax benefit
 (note 5)                        (20,514)    (337,151)   (272,820)
                              ----------   ----------  ----------
Net loss                        (386,820)    (698,229)   (445,778)

Retained earnings at beginning
 of year                      13,716,042   14,414,271  14,950,349
 Less cash dividends paid
 (0.24 per share in 1997)            ---          ---     (90,300)
                              ----------   ----------  ----------
Retained earnings at
 end of year                $ 13,329,222 $ 13,716,042 $14,414,271
                              ==========   ==========  ==========

Basic and diluted net loss
 per common share           $      (1.11)$      (2.00)$     (1.22)
                              ==========   ==========  ==========
Common shares outstanding
 (weighted average basic and
  diluted)                       348,599      348,630     364,479
                              ==========   ==========  ==========
See accompanying notes to consolidated financial statements.

                       Homasote Company and Subsidiary
                         CONSOLIDATED BALANCE SHEETS

ASSETS
                              December 31,        December 31,
                                  1999               1998
                             ------------         -----------

CURRENT ASSETS:
Cash and cash equivalents    $    291,729       $   1,115,815
Accounts receivable (net
 of allowance for doubtful
 accounts of $51,392 and
 $41,464 in 1999 and 1998,
 respectively)                  2,030,090           1,897,904
Inventories (note 2)            2,980,970           3,828,817
Refundable income taxes               ---             218,377
Deferred income
 taxes (note 5)                   127,992             170,095
Prepaid expenses and
 other current assets             284,480             228,745
                             ------------         -----------
Total Current Assets            5,715,261           7,459,753
                             ------------         -----------
Property, Plant and
 Equipment, Net
 (notes 3 and 4)               10,655,141          10,911,139
Restricted cash (notes 4 and 6)   820,623           1,163,601
Other (note 6)                  2,369,507           2,087,123
                             ------------         -----------
                             $ 19,560,532       $  21,621,616
                             ============         ===========

See accompanying notes to consolidated financial statements.





















LIABILITIES AND STOCKHOLDERS' EQUITY

                              December 31,        December 31,
                                  1999               1998
                             ------------         -----------

CURRENT LIABILITIES:
Short term debt (note 4)     $        ---       $   2,000,000
Current installments of
 long-term debt (note 4)          417,500             406,667
Accounts payable                2,014,423           1,403,721
Accrued expenses (note 7)         719,126             747,150
                             ------------         -----------
Total Current Liabilities       3,151,049           4,557,538

Long-term debt, excluding
 current installments (note 4)  2,738,333           3,155,833
Deferred income taxes (note 5)    127,992              52,435
Other liabilities (note 6)      6,657,380           6,583,212
                             ------------         -----------
Total Liabilities              12,674,754          14,349,018
                             ------------         -----------

COMMITMENTS AND CONTINGENCIES (note 10)


STOCKHOLDERS' EQUITY
Common stock, par value $0.20
 per share; Authorized
 1,500,000 shares;
 Issued 863,995 shares            172,799             172,799
Additional paid-in capital        898,036             898,036
Retained earnings              13,329,222          13,716,042
                             ------------         -----------
                               14,400,057          14,786,877
Less cost of common shares in
 treasury - 515,396 shares in
 1999 and 1998 (note 8)         7,514,279           7,514,279
                             ------------         -----------
Total Stockholders' Equity      6,885,778           7,272,598
                             ------------         -----------
                             $ 19,560,532       $  21,621,616
                             ============         ===========

See accompanying notes to consolidated financial statements.







                            Homasote Company and Subsidiary
                         CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   YEARS ENDED DECEMBER 31

                                 1999          1998        1997
                             -----------   ----------  -----------

Cash flows from operating
 activities:
Net loss                     $  (386,820) $   (698,229) $(445,778)
Adjustments to reconcile
 net loss to net cash
 provided by (used in)
 operating activities:
Depreciation and amortization  1,533,583     1,365,692    888,944
Gain on disposal of fixed
 assets                           (5,850)       (4,065)   (10,942)
Deferred income taxes            117,660        21,061     21,903
Changes in assets and
 liabilities:
(Increase) decrease in
 accounts receivable, net       (132,186)      314,544   (339,108)
Decrease (increase) in
 inventories                     847,847    (1,177,828)   434,897
Increase in other assets        (277,557)     (280,086)  (341,565)
Decrease (increase) in
 refundable income taxes         218,377       214,327   (432,704)
(Increase) decrease in prepaid
 expenses and other current
  assets                         (55,735)      242,342   (229,834)
Increase (decrease) in accounts
 payable                         610,702       (22,469)   439,528
(Decrease) increase in accrued
 expenses                        (28,024)      170,617   (335,624)
Increase in other liabilities     74,168     1,378,148    120,610
                              ----------    ----------   --------
Net cash provided by (used in)
 operating activities          2,516,165     1,524,054   (229,673)
                              ----------    ----------  ---------
Cash flows from investing
 activities:
Proceeds from sale of
 equipment                         5,850        6,100      21,803
Capital expenditures          (1,282,412)  (1,284,154) (4,291,324)
Decrease (increase) in
 restricted cash                 342,978     (626,353)  2,420,125
                              ----------   ----------   ---------
Net cash used in investing
 activities                     (933,584)  (1,904,407) (1,849,396)
                              ----------   ----------  ----------




Cash flows from financing
 activities:

(Repayment of) proceeds from
 short-term debt              (2,000,000)    1,000,000  1,000,000
Repayment of long-term debt     (406,667)     (392,500)  (185,000)
Cash dividends paid                  ---           ---    (90,300)
Proceeds from sale of
 treasury stock                      ---        58,650     32,500
Purchase of treasury
 stock                               ---       (62,132)  (466,042)
                               ----------   ----------   --------
Net cash (used in) provided by
 financing activities:        (2,406,667)      604,018    291,158
                              ----------   -----------  ---------
Net (decrease) increase in
 cash and cash equivalents      (824,086)      223,665 (1,787,911)
Cash and cash equivalents
 at beginning of year          1,115,815       892,150  2,680,061
                              ----------    ----------  ----------
Cash and cash equivalents
 at end of year              $   291,729   $ 1,115,815 $  892,150
                              ==========    ==========  ==========
Supplemental disclosures of
 cash flow information:
 Cash paid during the year for:

  Interest                   $   172,718  $   284,277  $  185,678
                              ==========    ==========  ==========

  Income taxes               $       ---  $       ---  $  479,640
                              ==========    ==========  ==========

See accompanying notes to consolidated financial statements.























Homasote Company and Subsidiary
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1999, 1998 and 1997

NOTE 1-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS: Homasote Company is in the business of manufacturing insulated wood fiberboard and polyisocyanurate foam products, and operates in only one industry segment: the manufacture and sale of rigid polyisocyanurate and structural insulating building materials, and packing products for industrial customers. Sales in 1999 were distributed as follows: Building material wholesalers and contractors, approximately 76%; industrial manufacturers, approximately 24%; in 1998: Building material wholesalers and contractors, approximately 79%; industrial manufacturers, approximately 21%; in 1997; Building material wholesalers and contractors, approximately 77%, industrial manufacturers, approximately 23%. The Company's primary basic raw material, wastepaper, is generally readily available from two suppliers with which the Company has purchase contracts that expire in 2009 (see note 10).

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

INVENTORY VALUATION: Inventories are valued at the lower of weighted average actual cost, which approximates first in, first out (FIFO), or market.

DEPRECIATION: Property, plant and equipment are stated at cost. Depreciation of plant and equipment is computed using the straight-line and various accelerated methods at rates adequate to depreciate the cost of applicable assets over their expected useful lives. Maintenance and repairs are charged to operations as incurred and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the accumulated depreciation thereon is removed from the accounts with any gain or loss realized upon sale or disposal charged or credited to operations.

FAIR VALUE OF FINANCIAL INSTRUMENTS: As of December 31, 1999 and 1998 the fair value of the Company's financial instruments approximates cost.

REVENUE RECOGNITION: Revenue from product sales is recognized when the related goods are shipped and all significant obligations of the Company have been satisfied.

NET LOSS PER SHARE: Basic net loss per share has been computed by dividing net loss by the weighted average number of common shares outstanding during the period. Diluted net loss per share is the same as basic net loss per common share since the Company has a simple capital structure with only common stock outstanding in 1999, 1998, and 1997.

BUSINESS AND CREDIT CONCENTRATIONS: Sales of the Company's products are dependent upon the economic conditions of the housing and manu-

facturing industries. Changes in these industries may significantly affect management's estimates and the Company's performance.
     The majority of the Company's customers are located in the northeastern United States, with the remainder spread throughout the
United States and Canada.   One customer accounted for 11% of the
Company's sales in 1999 and accounts receivable at December 31, 1999.
     The Company estimates an allowance for doubtful accounts based upon the actual payment history of each individual customer. Consequently, an adverse change in the financial condition or the local economy of a particular customer could affect the Company's estimate of its bad debts.

EMPLOYEE BENEFIT PLANS: The Company has a non-contributory pension plan covering substantially all of its employees who meet age and service requirements. Additionally, the Company provides certain health care and life insurance benefits to retired employees. The net periodic pension costs are recognized as employees render the services necessary to earn pension and post-retirement benefits.

INCOME TAXES: Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.

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

NOTE 2-INVENTORIES

     The following are the major classes of inventories as of
December 31, 1999 and 1998:
                                1998           1998
                              ---------      ---------
          Finished goods    $ 2,098,051    $ 2,782,031
          Work in process        25,360         80,617
          Raw materials         857,559        966,169
                              ---------      ---------
                            $ 2,980,970    $ 3,828,817
                              =========      =========
Inventories include the cost of materials, direct labor and
manufacturing overhead.

NOTE 3-PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists of the following at
December 31:
                          --------------------------------------
                                                       Estimated
                              1999        1998       Useful Lives
                          ----------    ----------   ------------
Land                    $    591,492  $    577,152
Buildings and additions    8,724,489     8,676,972    10-50 years
Machinery and equipment   27,472,963    26,506,340     5-20 years
Office equipment           1,335,512     1,327,391     3-10 years
Automotive equipment         517,977       531,683     3-5  years
Construction in progress     675,439       452,977
                          ----------    ----------
                        $ 39,317,872  $ 38,072,515

Less accumulated
depreciation              28,662,731    27,161,376
                          ----------    ----------
                        $ 10,655,141  $ 10,911,139
                          ==========    ==========

     In the third quarter of 1999, the Company reevaluated the estimated useful life of certain manufacturing equipment and, based upon the durability of the asset and other similar assets, increased the estimated useful life from ten to twenty years. The impact on net loss for the year ended December 31, 1999, was a decrease of $251,958. The corresponding decrease in basic and diluted net loss per common share for the year ended December 31, 1999 was $.72.






NOTE 4-DEBT

     In November 1996, the Company entered into a loan agreement (the "Agreement") and promissory note with the New Jersey Economic Devel-

opment Authority (the "Authority"). Under the Agreement, the Authority loaned the Company $4,140,000 out of the proceeds from the issuance of the Authority's Economic Growth Bonds (Greater Mercer County Composite Issue) 1996 Series E (the "Bonds") to be used in connection with specified capital expenditures described in the Agreement. Interest is charged at the variable rate of interest due on the Bonds (1.9% to 5.5% in 1999).

     In connection with the Agreement, the Authority also entered into a trust indenture with a bank to serve as trustee and tender agent for the loan proceeds. Principal and interest are payable monthly to the trustee in varying amounts through 2006. The funds held by the bank amounted to $0 and $163,952 at December 31, 1999 and 1998, respectively, and are classified as a restricted non-current asset in the accompanying consolidated balance sheets.

     The trust indenture is secured in part by the Agreement and by a direct pay Letter of Credit facility in the face amount of $4,209,000. The Letter of Credit facility contains financial and other restrictive covenants. At December 31, 1998, the Company was not in compliance with certain financial covenants, and on February 26, 1999, the Company and the bank amended the Agreement (the "Amended Agreement") to include amended terms and covenants retroactive to December 31, 1998. The Amended Agreement contains financial and other covenants including tangible net worth, cash flow coverage, current ratio and liabilities to tangible net worth (all as defined) with which the Company is in compliance at December 31, 1999 and 1998. The Amended Agreement further provides for collateralization of the Letter of Credit facility by substantially all of the Company's assets. On April 4, 2000 the Company and the bank agreed to amend certain financial covenants for the fiscal year 2000, with which management believes the Company will be in compliance through December 31, 2000.
     The balance of long-term debt outstanding (including current installments) at December 31, 1999 and 1998 was $3,155,833 and $3,562,500, respectively. The aggregate maturities of long-term debt for each of the five years subsequent to December 31, 1999, are as follows: 2000, $417,500; 2001, $432,500; 2002, $447,500; 2003,
$462,500; 2004, $477,500; thereafter $918,333.
     At December 31, 1998 the Company had a $2,000,000 unsecured demand note line of credit agreement with a bank which had no specific expiration date but was cancelable by the bank at any time. Interest is charged at the bank's index rate (8.50% at December 31, 1999) less 0.25%. As of December 31, 1999 and 1998, $0 and
$2,000,000, respectively, was outstanding under the line of credit. In connection with the aforementioned Amended Agreement, the demand note line of credit was amended under an Amended and Restated Line of Credit Note (the "New Note") dated February 26, 1999, under which the line of credit expires February 28, 2000. On February 25, 2000, the bank extended the expiration of the line of credit to May 28, 2000. The Company believes that the demand note line of credit will be extended in the normal course of business into 2001. The New Note provides for prepayments and advances as required to satisfy working capital needs. The New Note is collateralized by substantially all of the Company's assets. Interest is payable monthly at the prime lending rate (as defined) less 0.25%.
     Total interest costs incurred during 1999 and 1998 were approximately $173,000 and $284,000, respectively.
     In order to reduce its risks from interest rate fluctuations under the Agreement, the Company entered into a five-year interest rate cap agreement with a bank at a cost of $101,000 which is being amortized to interest expense over the life of the Agreement. The Agreement entitles the Company to receive, on a monthly basis, the amounts, if any, by which the interest payments on the Bonds exceed 4.5% per annum.

NOTE 5-INCOME TAXES

     Income tax benefit is computed based on the applicable statutory rates and is comprised of the following:

                                  1999         1998        1997
                                 -------     -------     -------
Current:

     Federal                  $  (70,998) $ (358,212) $ (294,723)
     State                       (67,176)        ---         ---
                                 -------     -------     -------
                                (138,174)   (358,212)   (294,723)
                                 -------     -------     -------
Deferred:
     Federal                     103,911      17,902      62,384
     State                        13,749       3,159     (40,481)
                                 -------     -------     -------
                                 117,660      21,061      21,903
                                 -------     -------     -------

                              $  (20,514) $ (337,151) $ (272,820)
                                 =======     =======     =======

     The actual income tax benefit differs from the amounts computed by applying the U.S. Federal Income Tax rate of 34% to loss before income taxes as a result of the following:



                                  1999         1998        1997
                                 -------     -------     -------
Computed "expected" tax
 benefit                       $(138,494)  $(352,029)  $(244,323)
State income taxes (net of
 Federal income tax benefit)     (35,262)      2,085     (26,717)
Change in valuation reserve      207,237         ---         ---
Reversal of prior year
 overaccrual of Federal tax      (70,998)        ---         ---
Other                             17,003      12,793      (1,780)
                                 -------     -------     -------
                               $ (20,514)  $(337,151)  $(272,820)
                                 =======     =======     =======



     The tax effect of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1999 and 1998 are presented below:


                                               1999        1998
                                             -------     -------
Deferred tax assets:
Accounts receivable, due to allowance
 for doubtful accounts                    $   20,557  $   16,586
Inventories                                  184,525     199,960
Other liabilities, principally due to
 supplemental pension and post-
 retirement costs                          2,338,623   2,233,426
Nondeductible accrued expense                 28,201      62,582
Net operating loss carryforwards--
 Federal and State                           281,160    110,760
Alternative minimum tax credit                26,000        ---
                                           ---------   ---------
Total deferred tax assets                  2,879,066   2,623,314
Less valuation allowance                  (1,299,447) (1,092,210)
                                           ---------   ---------
Net deferred tax assets                    1,579,619   1,531,104
                                           ---------   ---------
Deferred tax liabilities:
Fixed assets, due to accelerated
 depreciation                                663,981     603,981
Other assets, due to pension costs           906,284     795,432
Accumulated DISC income                        9,354      14,031
                                           ---------   ---------
Total deferred tax
 liabilities                               1,579,619   1,413,444
                                           ---------   ---------
Net deferred tax asset                    $     0     $  117,660
                                           =========   =========


     The net change in the total valuation allowance for the years ended December 31, 1999 and 1998 was an increase of $207,237 and $59,270, respectively. In addition, at December 31, 1999, the
Company has net operating loss carryforwards for federal and state income tax purposes of approximately $400,000 and $2,300,000,respectively, which are available to reduce future taxes, if any. The net operating loss carryforwards will begin to expire in year 2019 for federal and 2005 for state tax purposes.








NOTE 6-OTHER LIABILITIES

     The Company has a noncontributory defined benefit retirement plan (the "Pension Plan") covering all eligible employees.
Benefits under the Pension Plan are calculated at a rate of $22.00 per month per year of service, as defined (increased to $23.00 in January 2000). Additionally a supplemental noncontributory plan (the "Supplemental Plan") covering certain key employees of the Company provides benefits based upon the employee's compensation, as defined, during the highest five of the last ten consecutive years preceding retirement.
     The Company's funding policy for the Pension Plan is to contribute amounts sufficient to meet minimum funding requirements set forth in U.S. employee benefit and tax laws. The Company's policy for funding the Supplemental Plan is to contribute benefits in amounts as determined at the discretion of management. As of December 31, 1999 and 1998, the Supplemental Plan was unfunded.
     The Company also provides certain health care and life insurance benefits for retired employees who have reached the age of 65. Partial benefits are provided to early retirees who have not reached the age of 65. The Company's policy is to fund the cost of health care and life insurance benefits for retirees in amounts determined at the discretion of management. As of December 31, 1999, 1998 and 1997, the plan was unfunded.
     The following table sets forth the Company's defined benefit pension plans' benefit obligations, fair value of assets, funded status and other information:




                                                 1999
                                       Pension          Other
     Change in benefit obligation      Benefits        Benefits
     ----------------------------    -----------     ------------
Benefit obligation at beginning
 of year                             $8,757,675        $2,545,993
Service cost                            143,982            85,625
Interest cost                           574,426           174,119
Plan amendments                         335,537           589,763
Actuarial gain                       (1,580,567)         (868,272)
Benefits paid                          (494,577)         (133,499)
                                      ---------         ---------
Benefit obligation at end of year    $7,736,476        $2,393,729
                                      =========         =========










                                                 1998
                                       Pension          Other
     Change in benefit obligation      Benefits        Benefits
     ----------------------------    -----------     ------------
Benefit obligation at beginning
 of year                             $8,008,258        $  971,462
Service cost                            165,404            69,104
Interest cost                           562,400           160,561
Plan amendments                         576,175         1,409,643
Actuarial (gain) loss                   (69,211)           35,839
Benefits paid                          (485,351)         (100,616)
                                      ---------         ---------
Benefit obligation at end of year    $8,757,675        $2,545,993
                                      =========         =========


                                                 1999
                                        Pension         Other
     Change in plan assets              Benefits       Benefits
     -------------------------       -----------     ------------
Fair value of plan assets at
 beginning of year                   $9,635,327        $      ---
Actual return on plan assets            313,709               ---
Employer contributions                  100,105           133,499
Administrative expenses                (139,550)              ---
Benefits paid                          (494,577)         (133,499)
                                      ---------         ---------
Fair value of plan assets at end
 of year                             $9,415,014        $      ---
                                      =========         =========


                                                 1998
                                        Pension         Other
     Change in plan assets              Benefits       Benefits
     -------------------------       -----------     ------------
Fair value of plan assets at
 beginning of year                   $9,305,347        $      ---
Actual return on plan assets            819,741               ---
Employer contributions                   95,374           100,616
Administrative expenses                 (99,784)              ---
Benefits paid                          (485,351)         (100,616)
                                      ---------         ---------
Fair value of plan assets at end
 of year                             $9,635,327        $      ---
                                      =========         =========






                                               1999
                                       Pension         Other
Reconciliation of funded status        Benefits       Benefits
-------------------------------       -----------   ------------
Funded status                       $ 1,678,538     $(2,393,729)
Unrecognized transition obligation      212,658             ---
Unrecognized prior service cost         925,774       1,709,978
Unrecognized actuarial gain          (3,795,705)     (1,918,359)
                                      ---------       ----------
Net amount recognized at year-end   $  (978,735)    $(2,602,110)
                                      =========       ==========


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
                                      =========        =========


                                              1999
Amounts recognized in the
 consolidated balance sheet          Pension          Other
 consist of:                         Benefits        Benefits
-------------------------------     -----------    -------------
Prepaid benefit cost(included in
 other long-term assets)            $ 2,265,713      $       ---
Accrued benefit liability            (3,244,448)      (2,602,110)
                                      ---------         ---------
Net amount recognized at year-end   $  (978,735)     $(2,602,110)
                                      =========         =========

Benefit obligation                  $ 1,891,870      $ 2,393,729
Projected benefit obligation          1,891,870           N/A
Accumulated benefit obligation        1,751,863           N/A











                                              1998
Amounts recognized in the
 consolidated balance sheet          Pension          Other
 consist of:                         Benefits        Benefits
-------------------------------     -----------    -------------
Prepaid benefit cost(included in
 other long-term assets)            $ 1,988,581      $       ---
Accrued benefit liability            (3,173,277)      (2,410,286)
                                      ---------         ---------
Net amount recognized at year-end   $(1,184,696)     $(2,410,286)
                                      =========         =========

Benefit obligation                  $ 2,712,543      $ 2,545,993
Projected benefit obligation          2,712,543           N/A
Accumulated benefit obligation        2,261,446           N/A



                                              1999
Components of net period benefit       Pension         Other
 cost                                  Benefits       Benefits
-------------------------------       -----------   ------------
Service cost                        $   143,982      $    85,625
Interest cost                           574,426          174,119
Expected return on plan assets         (801,086)             ---
Amortization of transitional
 obligation                             109,100              ---
Amortization of prior service cost       85,418          165,121
Recognized actuarial gain              (217,696)         (99,542)
                                      ---------         ---------
Net periodic pension (benefit) cost $  (105,856)     $   325,323
                                      =========         =========


                                              1998
Components of net period benefit     Pension           Other
cost                            Benefits         Benefits
-------------------------------     -----------    -------------
Service cost                        $   165,404      $    69,104
Interest cost                           562,400          160,561
Expected return on plan assets         (774,336)             ---
Amortization of transitional
 obligation                             109,100              ---
Amortization of prior service cost       60,692          124,307
Recognized actuarial gain              (179,494)         (67,794)
                                      ---------         ---------
Net periodic pension (benefit) cost $   (56,234)     $   286,178
                                      =========         =========




                                              1997
Components of net period benefit       Pension         Other
 cost                                  Benefits       Benefits
-------------------------------       -----------   ------------
Service cost                        $   135,188      $     3,329
Interest cost                           534,090           67,350
Expected return on plan assets         (675,420)             ---
Amortization of transitional
 obligation                             109,100              ---
Amortization of prior service cost       16,608              ---
Recognized actuarial gain              (133,217)        (105,757)
                                      ---------         ---------
Net periodic pension benefit        $   (13,651)     $   (35,078)
                                      =========         =========



                                               1999
Weighted-Average Assumptions as        Pension         Other
 of December 31                        Benefits       Benefits
-------------------------------       -----------   ------------
Discount rate                              8.00%          8.00%
Expected return an plan assets             8.50%          N/A



                                              1998
Weighted-Average Assumptions as        Pension         Other
 of December 31                        Benefits       Benefits
-------------------------------       -----------   ------------
Discount rate                              6.75%          6.75%
Expected return an plan assets             8.50%           N/A



                                               1997
Weighted-Average Assumptions as        Pension         Other
 of December 31                        Benefits       Benefits
-------------------------------       -----------   ------------
Discount rate                              7.00%          7.00%
Expected return an plan assets             8.50%           N/A









Assumed health care cost trend

     For measurement purposes, an 8% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2000. The rate is assumed to decrease gradually to 5.0% in 2006 and remain at that level thereafter.
     Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one-percentage-point change in assumed health care cost trend rates would have the following effects at year-end 1999:

                                    One-Percentage- One-Percentage-
                                    Point Increase  Point Decrease
                                    -------------   ------------
Effect on postretirement benefit
 obligation                        $    251,499     $  (212,636)
Effect on total of service and
 interest cost components                32,015         (26,502)

     The Company has a voluntary savings plan for which all employees are eligible. The Plan provides for the Company to contribute a minimum of $0.25 for every dollar contributed by employees, up to 4% of their salaries. Company contributions charged to operations under this Plan amounted to approximately $28,000 in 1999,$28,000 in 1998, and $29,000 in 1997.
     Included in other liabilities at December 31, 1999 and 1998 is $810,822 and $999,649, respectively, of monies received by the Company in December 1998 from its insurance company related to the dryer fires (included in restricted cash in the accompanying consolidated balance sheet at December 31, 1999 and December 31, 1998). The cash is restricted for use under the terms of its loan agreement with the New Jersey Economic Development Authority to pay costs incurred in connection with and to repair the dryer damaged in the fires described in note 10.


NOTE 7-ACCRUED EXPENSES

     Accrued expenses as of December 31, 1999 and 1998 consist of the following:
                                        1999        1998
                                      -------     -------
Commissions                         $ 185,114   $ 236,401
Payroll                               144,274     114,241
Other                                 389,738     396,508
                                      -------     -------
                                    $ 719,126   $ 747,150
                                      =======     =======

NOTE 8-TREASURY STOCK

     The Company has a policy of offering directors, officers, and employees the option to purchase reacquired shares of Homasote Company common stock on the date acquired and at the purchase price paid by the Company. A summary of activity for the years 1999, 1998 and 1997 is as follows:

             Acquired           Sold       Retained in Treasury
        ----------------    -------------    ----------------
        Shares    Cost      Shares  Cost     Shares      Cost
        ------    ----      ------  ----     ------      ----
1999       ---  $     ---     ---  $    ---     ---  $     ---
1998     3,602  $  62,132   3,400  $ 58,650     202  $   3,482
1997    29,950  $ 466,042   2,500  $ 32,500  27,450  $ 433,542

NOTE 9-FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amounts of the Company's financial instruments at December 31, 1999 and 1998 approximate fair value because of the short maturity of those instruments and with respect to the Bonds (see note
4) due to the variable interest rates which approximate current market rates.


NOTE 10-COMMITMENTS AND CONTINGENCIES

     The Company's primary basic raw material, wastepaper, is generally readily available from two suppliers with which the Company has purchase contracts that expire in 2009. Under the terms of the contracts, the Company is required to make purchases at a minimum price per ton, as defined, or at the prevailing market price, whichever is greater. The contracts require minimum quantity purchases by the Company which are generally below the Company's normal usage.
Purchases in 1999 and 1998 aggregated approximately $860,000 and $1,000,000, respectively.
     During the normal course of business, the Company is from time to time involved in various claims and legal actions. In the opinion of management, uninsured losses, if any, resulting from the ultimate resolution of these matters will not have a material adverse effect on the Company's consolidated financial position or results of operations.
     The Company is a party to an employment agreement with an officer requiring annual compensation payments of $200,000, adjusted biennially for changes in the Consumer Price Index (as defined). The agreement expires May 6, 2009.
     As previously disclosed, on November 1, 1997, and again on January 30, 1998, fires broke out in the Company's new gas fired board dryer. These fires caused severe damage to the dryer, as well as disruptions to production. The Company has filed several insurance claims related to the fires, including a significant claim under its business interruption policy. The claims process is lengthy and its outcome cannot be predicted with certainty. The Company is presently in litigation with the insurance company over coverage and the amount to be paid. The matter is being considered by a Federal judge in the U.S. District Court - District of New Jersey. During 1998, the Company received advance payments of approximately $465,000 of business interruption insurance proceeds, which are included in Other Income in the accompanying consolidated statement of operations for 1998. There were no insurance proceeds received in 1999.
INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
HOMASOTE COMPANY:

We have audited the accompanying consolidated balance sheets of Homasote Company and subsidiary as of December 31, 1999 and 1998, and the related consolidated statements of operations and retained earnings and cash flows for each of the years in the three-year period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Homasote Company and subsidiary as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1999, in conformity with generally accepted accounting principles.


KPMG LLP

March 8, 2000
Short Hills, New Jersey



















MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS
OF OPERATIONS

GENERAL
     This combined annual report, including our Letter to Stockholders and this Management's Discussion and Analysis, contains forward-looking statements about the future that are necessarily subject to various risks and uncertainties. These statements are based on the beliefs and assumptions of management and on information currently available to management. These forward-looking statements are identified by words such as "estimates", "expects", "anticipates", "plans", "believes", and other similar expressions.
     Factors that could cause future results to differ materially from those expressed in or implied by the forward-looking statements or historical results include the impact or outcome of:
     - events or conditions which affect the building and manufacturing industries in general and the Company in particular, such as general economic conditions, employment levels, inflation, weather, strikes and other factors;
     - competitive factors such as changes in choices regarding structural building materials by architects and builders and packing products by industrial firms;
     - the undue delay in receipt and amount of insurance proceeds for business interruption relating to the Company's fires in its new dryer;
     - unanticipated disruption in production caused by delays in repairs or replacement of the fire-damaged dryer and the resulting pressure of heightened usage of other older equipment.
Although the ultimate impact of the above and other factors are uncertain, these and other factors may cause future operating results to differ materially from results or outcomes we currently seek or expect. These factors are discussed in greater detail below.
     The Company installed a new dryer that was originally scheduled for partial completion in June 1997, but was placed into modified production during the last week of September 1997 for an initial shakedown period in order to surface potential operating problems. However, on November 1, 1997, a fire occurred in the new dryer, causing severe damage to the rolls, insulation and other structural steel components, rendering it inoperable and resulting in an interruption of the Company's anticipated productivity of its major product line, which adversely affected revenues and profitability. The dryer was placed in a temporary state of repair and production resumed on January 12, 1998. On January 30, 1998, there was another fire in the new dryer that was restricted to an area at the end of the dryer. The damage was repaired in a short period of time with a resumption of production on February 9, 1998. Once back into production, the new dryer produced at a level of 40% of its anticipated production capacity, which level is equivalent to the Company's previous capacity in running five units.
     Based on its present assessment of the situation, management believes the fires have had an adverse effect on the Company's financial position and operating results which can be expected to continue well into 2000.
     The Company believes that recovery under its business interruption policy, when finally received, should provide the wherewithal to cover a substantial portion of lost revenues.

     Management believes that insurance will cover substantially all of the Company's property and business losses relating to the fires. However, the Company may incur costs as a result of the fires which will not be covered by insurance. Management is unable to estimate at this time the magnitude of such costs. The insurance claims process is lengthy, and its outcome cannot be predicted with certainty. The Company is presently in litigation with the insurance company over coverage and the amount to be paid. The matter is being considered by a Federal judge in the U.S. District CourtRESULTS OF OPERATIONS 1999-1998

     The Company's sales are derived from building material wholesalers and industrial manufacturers. Net sales in 1999 increased by $738,214 or 3.1% to $24,653,401 from $23,915,187. The increase is attributable primarily to improved demand through customer recognition of the sound absorbent and light weight qualities of the Company's millboard and floor system products during the fourth quarter.
     Gross profit as a percentage of sales increased from 22.0% in 1998 to 22.9% in 1999. The increase resulted in part from a raise in the price of most millboard products early in the fourth quarter, and increased sales over 1998. Programs to increase margins through reduction of overtime costs and production inefficiencies were partially offset by an increase in depreciation.
     In the third quarter of 1999, the Company reevaluated the estimated useful life of certain manufacturing equipment and, based upon the durability of the asset and other similar assets, increased the estimated useful life from ten to twenty years. The impact on net loss for the year ended December 31, 1999, was a decrease of $251,958. The corresponding decrease in basic and diluted net loss per common share for the year ended December 31, 1999 was $.72.
     Selling, general and administrative expenses as a percentage of sales were 24.2% in 1999 as compared to 27.6% in 1998. The decrease in the relative percentage of selling, general and administrative expenses is attributable primarily to lower sales commissions resulting from a modification in the Company's commission structure and, to a lesser extent, successful expense reduction programs in areas such as advertising, workers' compensation costs, and professional fees.
     Interest income increased 10.9% to $79,860 in 1999 from $72,002 in 1998. In 1999, interest income on the restricted cash received in December 1998 was offset by a decrease in interest income resulting from a change in the method of investment of excess cash balances. Prior to April 1, 1999, such balances were invested daily in a money market fund. Effective April 1, 1999, these balances are applied daily against the Company's outstanding demand line of credit, resulting in reduced interest income and interest expense.
    Interest expense on debt decreased by 39.2% to $172,718 in 1999 from $284,277 in 1998. The decrease is due primarily to the change in investment of excess cash balances as discussed above.
     Other income decreased by $481,662 to $19,033 in 1999 from $500,695 in 1998, primarily as a result of the receipt in 1998 of $464,640 of business interruption insurance proceeds.
     In 1999, the Company recorded an income tax benefit of $20,514 as compared to $337,151 in 1998. The amount in 1999 includes $138,175 resulting from receipt of a federal tax refund in excess of the recorded receivable, and the reduction of certain other tax related accruals no longer required, offset by an increase in the valuation allowance for deferred tax assets. The 1998 amount is primarily related to losses which are being carried back to taxes previously paid. No carryback is available to the tax loss sustained in 1999. RESULTS OF OPERATIONS 1998-1997

     Sales during 1998 decreased by $1,064,632, or 4.3%, to $23,915,187, from $24,979,819 in 1997. Management believes the decrease in net sales of millboard products to be a result of weather effects of El Nino across the North American continent during the first six months of 1998 which directly affected our foam sheathing and roofing sales. Construction was curtailed and this resulted in lost construction time. These construction jobs eventually pushed others back, creating a backlog into the first quarter of 1999. Industrial packaging was affected by two major factors during 1998. First, the General Motors strike during the second quarter directly affected our sales to the glass and metal separator industries. Second, the economic problems in the Far East affected all exports, i.e. glass into Thailand and Korea, metal separators into Korea, automotive packs into Japan and Korea, and the shoe heel business into the Philippines and Korea. The millboard division also suffered from lack of shipments to our principal building material distributors in Korea, Japan and Australia.
     Gross profit as a percentage of sales decreased from 22.3% in 1997, to 22.0% in 1998. This decrease is attributable to increased overhead due to production inefficiencies, repairs to the new dryer, higher maintenance costs on the older equipment, and overtime incurred in an effort to meet demand for the Company's product.
     Selling, general and administrative expenses as a percentage of sales were 27.6% in 1998 as compared to 25.4% in 1997. These expenses increased primarily in the areas of salaries, due to the hiring of additional personnel for the sales force, advertising, and claims for unsatisfactory material.
     Interest income decreased by 54.9% to $72,002 in 1998 from $159,678 in 1997, due to a decreased balance of funds available for investment.
     Interest expense on debt increased by 53.1% to $284,277 in 1998, from $185,678 in 1997, due to debt incurred with relation to the dryer project.
     Other income increased by $414,014, to $500,695 in 1998, from $86,681 in 1997, due primarily to the receipt of $464,640 of business interruption insurance proceeds.
     During 1998, the Company recorded an income tax benefit of $337,151 as compared to $272,280 in 1997, primarily related to increased losses which are being carried back to recover taxes previously paid. However, should the Company incur a tax loss in 1999, no further carryback is available.












LIQUIDITY AND CAPITAL RESOURCES

     Cash flows from operating activities and bank borrowings are the primary sources of liquidity. Net cash provided by (used in) operating activities amounted to $2.5 million in 1999, $1.5 million in 1998, and $(0.2) million in 1997. At December 31, 1999, the Company had working capital of $2,564,212 as compared to $2,902,215 at December 31, 1998, a decrease of $338,003.
     Capital expenditures for new and improved facilities and equipment, which are financed primarily through internally generated funds and debt, were $1.3 million in 1999, $1.3 million in 1998, and $4.3 million in 1997. The Company has estimated capital expenditures for 2000 in the amount of $1.3 million, in part for a new automated saw production line to cut, bar code and package Homex expansion and forming materials. The line will also be used to cut other strip products that are currently marketed. Additional funds will be expended to overhaul one of the Company's production lines and on other replacement projects. Such amounts may be revised based on the timing and extent of receipt of payments or settlements from its insurance carrier on the fire loss described previously.
     Cash flows from financing activities decreased from $0.6 million provided in 1998 to $2.4 million used in 1999. The decrease is attributable primarily to a change in the method of investment of excess cash balances.
     As discussed above, in November 1997 and January 1998, fires occurred in the Company's new dryer. Management believes that insurance will cover substantially all of the Company's property and business losses relating to the fires. However, the Company may incur costs as a result of the fires which will not be covered by insurance. Management is unable to estimate at this time the magnitude of such costs. The insurance claims process is lengthy, and its outcome cannot be predicted with certainty.
     The Company is presently in litigation with the insurance company over coverage and the amount to be paid. The matter is being considered by a federal judge in the U.S. District Court - District of New Jersey. The Company is unable to assess the extent to which it will be successful in the action.
     Based on its present assessment of the situation, management believes that the fires have had an adverse effect on the Company's financial position and operating results. The Company believes that recovery under its business interruption policy, when finally received, should provide the wherewithal to cover a substantial portion of lost revenues.
     The Company is party to a loan agreement (the "Agreement") and promissory note with the New Jersey Economic Development Authority (the "Authority"). Under the Agreement, the Authority loaned the Company $4,140,000 out of the proceeds from the issuance of the Authority's Economic Growth Bonds (Greater Mercer County Composite Issue) 1996 Series E (the "Bonds") to be used in connection with specified capital expenditures described in the Agreement.
Interest is charged at the variable rate of interest due on the Bonds (1.9% to 5.5% in 1999).
     In connection with the Agreement, the Authority also entered into a trust indenture with a bank to serve as trustee and tender agent for the loan proceeds. Principal and interest are payable monthly to the trustee in varying amounts through 2006.

     The trust indenture is secured in part by the Agreement and by a direct pay Letter of Credit facility in the face amount of $4,209,000. The Letter of Credit facility contains financial and other restrictive covenants. At December 31, 1998, the Company was not in compliance with certain financial covenants and on February 26, 1999, the Company and the bank amended the Agreement (the "Amended Agreement") to include amended terms and covenants retroacative to December 31, 1998. The Amended Agreement contains financial and other covenants including tangible net worth, cash flow coverage, current ratio and liabilities to tangible net worth (all as defined) with which the Company is in compliance at December 31, 1999. The Amended Agreement further provides for the collateralization of the Letter of Credit Facility by substantially all of the Company's assets. On April 4, 2000 the Company and the bank agreed to amend certain financial covenants for the fiscal year 2000, with which management believes the Company will be in compliance through December 31, 2000.
     At December 31, 1998 the Company had a $2,000,000 unsecured demand note line of credit agreement with a bank which had no specific expiration date but was cancelable by the bank at any time. Interest is charged at the bank's index rate (8.5% at December 31, 1999), less 0.25%. As of December 31, 1999 and 1998, $0 and $2,000,000, respectively, was outstanding under the line of credit. In connection with the aforementioned Amended Agreement, the demand note line of credit was amended under an Amended and Restated Line of Credit Note (the "New Note") dated February 26, 1999, under which the line of credit expires February 28, 2000. On February 25, 2000, the bank extended the expiration of the line of credit to May 28, 2000. The Company believes that the demand note line of credit will be extended in the normal course of business into 2001. The New Note provides for prepayments and advances as required to satisfy working capital needs. The New Note is collateralized by substantially all of the Company's assets. Interest is payable monthly at the prime lending rate (as defined) less 0.25%.
     Management believes that cash flows from operations, coupled with its bank credit facilities, are adequate for the Company to meet its obligations throughout 2000.


RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998, the FASB issued Statement on Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 standardizes the accounting for derivative instruments by requiring that an entity recognize derivatives as assets or liabilities in the statement of financial position and measure them at fair value.
     In June 1999, the FASB issued SFAS No. 137. This statement defers the effective date of SFAS No. 133, which is now effective for all quarters of all fiscal years beginning after June 15, 2000. The Company is currently evaluating the effects of SFAS No. 133.






INFLATION AND ECONOMY

     The Company will continue to maintain a policy of constantly monitoring such factors as product demand and costs, and will adjust prices as these factors and the economic conditions warrant.


OTHER DEVELOPMENTS
     The Company is a party to purchase agreement contracts to purchase readily available wastepaper from two suppliers. Under the terms of the contracts, the Company is required to make purchases at a minimum price per ton, as defined, or at the prevailing market price, whichever is greater. The contracts require minimum quantity purchases by the Company which are generally below the Company's normal usage. Purchases in 1999, 1998 and 1997 aggregated approximately $860,000, $1,000,000 and $923,000, respectively.
The contracts expire in 2009.
     The Company's Common Stock was previously listed on the Philadelphia Stock Exchange (the "Exchange"). The Exchange has notified the Company that it has taken action pursuant to its rules to delist the Common Stock because the Company does not meet certain of the Exchange's continued listing requirements. The Company's Common Stock continues to trade in the over-the-counter market.

































SUMMARIZED (unaudited) QUARTERLY FINANCIAL DATA OF THE COMPANY FOR
THE YEARS 1999 AND 1998 ARE AS FOLLOWS:
          (in thousands of dollars except per share data)


                                      1999
                       -----------------------------------
                       First    Second     Third    Fourth
                       -----     -----     -----     -----
Net sales            $ 6,497   $ 5,967   $ 6,130   $ 6,059
                       =====     =====     =====     =====
Gross profit         $ 1,576   $ 1,461   $ 1,198   $ 1,401
                       =====     =====     =====     =====
Net earnings (loss)  $   (84)  $  (155)  $  (165)  $    17
                       =====     =====     =====     =====
Net earnings (loss)
per common share     $ (0.24)  $ (0.45)   $(0.47)   $ 0.05
                       =====     =====     =====     =====


                                      1998
                       -----------------------------------
                       First    Second     Third    Fourth
                       -----     -----     -----     -----
Net sales            $ 6,524   $ 5,646   $ 6,180   $ 5,565
                       =====     =====     =====     =====
Gross profit         $ 1,690   $ 1,285   $ 1,371   $   922
                       =====     =====     =====     =====
Net earnings (loss)  $    47   $  (189)  $  (180)  $  (376)
                       =====     =====     =====     =====
Basic and diluted net
earnings (loss)
per common share     $  0.13   $ (0.54)   $(0.53)   $(1.09)
                       =====     =====     =====     =====

The fourth quarter of 1998 was adversely affected by depreciation expense in the amount of $244,000 representing depreciation recorded in the fourth quarter of 1998 pertaining to earlier 1998 quarters, and higher maintenance costs on older equipment.
INDEPENDENT AUDITORS' REPORT

THE BOARD OF DIRECTORS AND STOCKHOLDERS
HOMASOTE COMPANY

     Under date of March 8, 2000, we reported on the consolidated balance sheets of Homasote Company and subsidiary as of December 31, 1999 and 1998, and the related consolidated statements of operations and retained earnings, and cash flows for the years then ended, as contained in the 1999 annual report on Form 10-K. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related consolidated financial statement schedule as listed in the accompanying index. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement schedule based on our audits.

     In our opinion, such financial statement schedule when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.


KPMG LLP


March 8, 2000
Short Hills, New Jersey

           Schedule II, Valuation and Qualifying Accounts
            Years Ended DECEMBER 31, 1999, 1998 and 1997
                   Homasote Company and Subsidiary

Col A         Col B      Col C        Col D            Col E


             Balance
               at       Additions        Other
             Beginning   Charged       Additions       Balance
               of          to             or           End of
Description  Period      Expenses  (Subtractions)(a)   Period

Allowance for
 Doubtful
 Accounts

Year ended
 December 31,
 1999       $42,000      $9,000              ---      $51,000

Year  ended
December 31,
 1998       $59,000     $40,000        $(57,000)      $42,000

Year  ended
December 31,
 1997       $60,000         -           $(1,000)      $59,000

(a)  Principally bad debts written-off, less recoveries.

